   Exhibit 99.1
THE TORONTO-DOMINION BANK
Notice of annual meeting of common shareholders and
management proxy circular
Annual meeting April 1, 2021

The Toronto-Dominion Bank
Notice of Annual Meeting of Common Shareholders
This year, as a result of the global COVID-19 pandemic, we will once again be convening and conducting a virtual annual meeting of common shareholders. This will be held on Thursday, April 1, 2021 at 9:30 a.m. (Eastern) via live webcast online and via live audio-only access by telephone. Details for the webcast and phone line will be made available the week of March 29, 2021 and will be found here: www.td.com/annual-meeting/2021.
The decision to conduct a virtual meeting was made with the health and safety of our shareholders, employees and community in mind. Despite not convening an in-person meeting this year, we will safeguard shareholder protections by accommodating shareholders’ ability to participate and ask questions at the virtual meeting, as described below.
BUSINESS OF THE MEETING
At the meeting, shareholders will be asked to:
1.
Receive the financial statements for the year ended October 31, 2020, and the auditor’s report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider the shareholder proposals set out on pages 73 to 75 of this management proxy circular

6.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 8 of the management proxy circular.
Holders of common shares on February 1, 2021 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,818,465,737 common shares of The Toronto-Dominion Bank outstanding on February 1, 2021.
At the virtual meeting, registered shareholders, non-registered (beneficial) shareholders, and their duly-appointed proxyholders will be able to participate, ask questions, and vote “in real time” at the meeting through the above-referenced online portal by following the procedures set out in the management proxy circular. Others wishing to join the virtual meeting may do so via the webcast portal or listen to the live audio feed via telephone. If you encounter any difficulties accessing the virtual meeting through the online portal, we will have technicians ready to assist you (please visit our website at www.td.com/annual-meeting/2021 for more information).
Your vote is important. Even if you cannot attend the live virtual meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions begin on page 2 of the management proxy circular.
By order of the Board of Directors
Scott Fixter
Vice President, Legal and Corporate Secretary
Toronto, Ontario, Canada
February 4, 2021

Dear Shareholders,
As we confront the challenges and uncertainties as a result of the global COVID-19 pandemic together with our customers, colleagues and the communities in which we operate, we will once again be leveraging technology to enable our shareholders to attend our virtual annual meeting of common shareholders. Please join us at our 165th annual meeting via live webcast on April 1, 2021.
We look forward to the annual meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from our shareholders.
We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you attend the live virtual meeting. This circular describes the business to be conducted at the meeting and provides you, our shareholders, with information on the bank’s approach to executive compensation and to corporate governance. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the enclosed form of proxy or voting instruction form.
Registered shareholders and non-registered (beneficial) shareholders, acting directly or through their duly-appointed proxyholders, will be able to participate, ask questions, and vote “in real time” at the meeting through the below-referenced online portal by following the procedures set out in the management proxy circular. Others wishing to join the live virtual meeting may do so via the webcast portal or may listen to the live audio feed via telephone. Otherwise, if you are unable to attend the live virtual meeting, you can watch the replay as indicated below.
•
Live Webcast and Live Audio: Details for the webcast and live audio will be made available the week of March 29, 2021 and can be found here: www.td.com/annual-meeting/2021

•
Replay: A recorded version of the meeting will be available on our website following the meeting also at www.td.com/annual-meeting/2021

We look forward to hearing directly from shareholders at our meeting on April 1st and hope that you will be able to participate.
Sincerely,

Brian M. Levitt Board Chair	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the Board Chair, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the Board Chair.

MANAGEMENT PROXY CIRCULAR
WHAT’S INSIDE

All information in this management proxy circular (the circular) is as of February 4, 2021, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the bank and TD refer to The Toronto-Dominion Bank, you and your refer to holders of the bank’s common shares, and common shares and shares refer to the bank’s common shares.

Financial information about the bank is found in our comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2020 (MD&A). Financial information and additional information about the bank are available on the bank’s website (www.td.com), SEDAR (www.sedar.com), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 107 of this circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   1

ACCESS TO THE VIRTUAL MEETING
Registered shareholders and non-registered (beneficial) shareholders, acting directly or through their duly-appointed proxyholders, will be able to participate, ask questions, and vote “in real time” at the meeting through the below-referenced online portal by following the procedures set out below under the heading “Voting Information”. Others wishing to join the live virtual meeting may do so via the webcast portal or may listen to the live audio feed via telephone. Otherwise, if you are unable to attend the live virtual meeting, you can watch the replay as indicated below.
•
Live Webcast and Live Audio: Details for the webcast and live audio will be made available the week of March 29, 2021 and can be found here: www.td.com/annual-meeting/2021

•
Replay: A recorded version of the meeting will be available on our website following the meeting also at www.td.com/annual-meeting/2021

For information on how to vote your shares, please see the “Voting Information” section of this circular.
VOTING INFORMATION
PROXY SOLICITATION
You received this circular in connection with management’s solicitation of proxies for the annual meeting of common shareholders of the bank (the meeting) to be held virtually at the time and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank has retained D.F. King to help us with this process, at an estimated cost of $36,000. The bank pays the costs associated with soliciting proxies.
WHO CAN VOTE
On February 1, 2021, the date for determining which shareholders are entitled to vote at the meeting, there were 1,818,465,737 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the Bank Act) restrictions. Shares cannot be voted if they are beneficially held by:
•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.
Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.
HOW MANY VOTES DO YOU GET
You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 1, 2021, subject to the restrictions described above.
HOW TO VOTE
How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders.
	Beneficial Shareholders	Registered Shareholders
Type of shareholder
You are a beneficial shareholder if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the shares registered in your own name.
You have various options for voting. You may vote in advance of the meeting, during the virtual meeting, or you may

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States.
You have various options for voting. You may vote in advance of the meeting, during the virtual meeting, or you may appoint another person, called a

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	Beneficial Shareholders	Registered Shareholders

appoint another person, called a proxyholder, to attend the virtual meeting and vote on your behalf  (see the section on “Appointing a Different Proxyholder” below for details). Carefully follow the instructions below for the option you select.

proxyholder, to attend the virtual meeting and vote on your behalf  (see the section on “Appointing a Different Proxyholder” below for details). Carefully follow the instructions below for the option you select.

Attending as a guest
Guests can log into the webcast portal to view the virtual meeting, but are not able to vote at the meeting. To log in as a guest, we recommend you begin the following at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2021.

2.
Click on the webcast link.

Select “Guest” under the “Relationship to Bank” header on the webcast registration page and complete the requested information. You will automatically be directed to the virtual meeting after this step.

To vote in advance of the virtual meeting
You must follow the instructions on the voting instruction form you received and return it using one of the following methods:
By Internet:
Go to the following website: www.proxyvote.com and vote using the unique control number located on your voting instruction form.
By Mail:
Using the envelope provided, send the duly completed, signed and dated (on the back) voting instruction form by mail.
By Phone:
Call 1-800-474-7493 (for service in English) or 1-800-474-7501 (for service in French).
By Fax:
Send the duly completed, signed and dated voting instruction form by fax to 905-507-7793 or 514-281-8911
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on March 30, 2021, one business day before the proxy deposit date, which is March 31, 2021. Refer to the instructions on your voting instruction form.

You must follow the instructions on the form of proxy you received and return it using one of the following methods:
By Internet:
If you hold a share certificate, go to the following website: www.astvotemyproxy.com and vote using the control number located on your form of proxy
If you hold your shares via the DRS, go to the following website: www.investorvote.com/TDM and vote using the control number located on your form of proxy.
Voting will be available until 9:30 a.m. (Eastern) on March 31, 2021.
By Email:
If you hold a share certificate, you can vote by email by completing, signing and dating the proxy, and then scanning and emailing both sides to proxyvote@astfinancial.com.
If you hold your shares via the DRS, email voting is not available.
By Fax:
You can vote by completing, signing and dating (on the back) the form of proxy and sending it by fax to:
•
if you hold a share certificate, 416-368-2502 or 1-866-781-3111 (toll-free in Canada and the United States)

•
if you hold your shares via the DRS, 1-866-405-9259.

By Mail:
If you hold a share certificate or hold your shares via DRS, using the envelope provided, send the duly completed, signed and dated (on the back) form of proxy by mail.
To be valid, your form of proxy must be received by your transfer agent by 9:30 a.m. (Eastern) on March 31, 2021, the proxy deposit date.

To vote via Internet during the virtual meeting	If you wish to exercise your voting rights during the virtual meeting, you will need to appoint yourself as proxyholder and register by following these instructions.	If you wish to exercise your voting rights during the virtual meeting, do not complete the form of proxy or return it.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   3

	Beneficial Shareholders	Registered Shareholders

Step 1: To register as your proxyholder, either:
(a) insert your name as proxyholder in the space provided for this purpose on the enclosed voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com and enter the control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on March 30, 2021, one business day before the proxy deposit date, which is March 31, 2021. Refer to the instructions on your voting instruction form for more details.
Step 2: Contact AST at 1-866-751-6315 or (212) 235-5754 no later than 3:00 p.m. (Eastern) on March 31, 2021 to obtain a control number, which you will need in order to attend and vote at the virtual meeting.
Step 3: Once you have registered as a proxyholder and obtained a control number from AST, you must follow these instructions on the day of the meeting. We recommend that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2021.

2.
Click on the webcast link

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from AST per Step 2 above).

6.
Enter the password TD2021 (case sensitive)

7.
Then follow the instructions to vote when prompted.

You must follow these instructions on the day of the meeting. We recommend that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2021.

2.
Click on the webcast link

3.
Select “Shareholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (found on the form of proxy that accompanied this circular).

6.
Enter the password TD2021 (case sensitive).

7.
Then follow the instructions to vote when prompted.

Caution regarding live voting at the virtual webcast meeting
Once you log into the virtual meeting and accept the terms and conditions, if you proceed to vote during the virtual meeting on one or more of the matters submitted for a vote at the meeting, you will be agreeing to revoke all previously submitted proxies for the meeting in respect of such matter or matters. You must ensure you are connected to the Internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting.

Changing your vote	Please contact your intermediary for instructions on how to revoke your voting instructions.	If you have signed and returned the enclosed form of proxy, you may revoke it by delivering written notification to the
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Beneficial Shareholders	Registered Shareholders

bank’s corporate secretary in any of the ways indicated on the enclosed form of proxy not later than 5:00 p.m. (Eastern) on March 31, 2021 or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.
If you voted online in advance of the meeting and you wish to change your voting instructions, please proceed to re-enter your vote using your control number by following the instructions on the form of proxy you received and using any of the methods listed above.

APPOINTING A DIFFERENT PROXYHOLDER
The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and/or officers of the bank. You can appoint a different proxyholder if you are a registered shareholder or non-registered (beneficial) shareholder. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by AST or the bank’s corporate secretary at least 24 hours before the meeting. Contact information for the bank’s transfer agent is provided on page 107 of this circular. Contact information for the corporate secretary is set out under the heading "Shareholder Proposals" on page 9 of this circular.
Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

You will need to appoint your designee as proxyholder and register by following these instructions.
Step 1: To register your proxyholder, either:
(a) insert your designee’s name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and insert your designee’s name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for your designee to vote.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on March 30, 2021, one business day before the proxy deposit date, which is March 31, 2021. Refer to the instructions on your voting instruction form for more details.
Step 2: Your proxyholder must contact AST at 1-866-751-6315 or (212) 235-5754 by 3:00 p.m. (Eastern) on March 31, 2021 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as proxyholder and

You will need to appoint your designee as proxyholder and register by following these instructions.
Step 1: To register your proxyholder:
Check the box “To attend the virtual meeting and vote these shares at the meeting” on the voting instruction form provided by your intermediary and return the voting instruction form in a manner permitted by your intermediary thereby requesting a legal proxy to be sent to you.
Please follow your intermediary’s instructions and deadline to obtain a legal proxy.
Once the legal proxy is obtained from your intermediary, please forward the document to AST no later than 9:30 a.m. (Eastern) on March 30, 2021.
Step 2: Your proxyholder must contact AST at 1-866-751-6315 or (212) 235-5754 by 3:00 p.m. (Eastern) on March 31, 2021 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from AST, your proxyholder must follow these instructions on the day of the meeting. We recommend that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2021.

If you wish to appoint a designee to represent you and vote online at the virtual meeting, you must follow the following steps:
Step 1: Appoint your proxyholder by entering their name in the space provided for this purpose on the form of proxy that you have received, and returning the form of proxy by 9:30 a.m. (Eastern) on March 30, 2021 using one of the methods mentioned above under “To vote in advance of the virtual meeting”.
Step 2: Your proxyholder must contact AST at 1-866-751-6315 or (212) 235-5754 by 3:00 p.m. (Eastern) on March 31, 2021 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as a proxyholder and your proxyholder has obtained a control number from AST, your proxyholder must follow these instructions on the day of the meeting. We recommend that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2021.

2.
Click on the webcast link

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   5

Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

your proxyholder has obtained a control number from AST, your proxyholder must follow these instructions on the day of the meeting. We recommend that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2021.

2.
Click on the webcast link

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from AST per Step 2 above).

6.
Enter the password TD2021 (case sensitive)

7.
Then follow the instructions to vote when prompted.

2.
Click on the webcast link

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from AST per Step 2 above).

6.
Enter the password TD2021 (case sensitive)

7.
Then follow the instructions to vote when prompted.

4.
Once logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from AST per Step 2 above).

6.
Enter the password TD2021 (case sensitive)

7.
Then follow the instructions to view the meeting and vote when prompted.

Your proxyholder must attend the live virtual webcast meeting in order for your vote to be taken.
HOW YOUR PROXY WILL BE VOTED
If you are eligible to vote and you have properly given voting instructions in your form of proxy or voting instruction form, your proxyholder will be required to vote your common shares in accordance with your instructions. If you have not given voting instructions in your form of proxy or voting instruction form, your proxyholder will decide how to vote. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.
If you appoint the persons designated in the enclosed form of proxy or voting instruction form as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:
•
FOR the election of each nominee set out under the heading “Director Nominees”;

•
FOR the appointment of Ernst & Young LLP as auditor;

•
FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular; and

•
AGAINST each shareholder proposal set out on pages 73 to 75.

SHAREHOLDER APPROVAL
A simple majority of the votes cast, online at the virtual meeting or by proxy, will constitute approval of each matter specified in this circular.
6   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING
The enclosed form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in their discretion.
VOTING CONFIDENTIALITY
To keep your vote confidential, proxies are counted and tabulated by AST. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.
VOTING RESULTS
Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/annual-meeting/2021) and at www.sedar.com and www.sec.gov.
ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS
The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular, for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via e-mail when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign up for e-delivery.
	Before the Meeting	After the Meeting
Registered Shareholders (Certificate)	Go to www.astvotemyproxy.com and use the control number provided on your form of proxy.	Sign-up for e-delivery at https://ca.astfinancial.com/edelivery or by contacting AST (contact information is provided on page 107 of this circular) for further instructions.
Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/investor or by contacting Computershare (contact information is provided on page 107 of this circular) for further instructions.
Beneficial Owners	Go to www.proxyvote.com and use the control number provided on your voting instruction form.	Contact your intermediary for further instructions.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   7

BUSINESS OF THE MEETING
RECEIVE FINANCIAL STATEMENTS
The bank’s comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2020 (the 2020 MD&A), together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2020 annual report, which has been mailed to shareholders with this circular and is available at www.td.com, www.sedar.com, and in the bank’s annual report on Form 40-F at www.sec.gov.
ELECT DIRECTORS
The 14 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. With the exception of Joe Natale, all nominees are currently directors of the bank. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s majority voting policy is described in Schedule A to this circular.
Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).
The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.
APPOINT AUDITOR
The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2020, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the virtual meeting and available to answer your questions.
The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.
PRE-APPROVAL POLICIES AND SHAREHOLDERS’ AUDITOR SERVICE FEES
The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditor service fees, see the bank’s 2020 annual information form (www.td.com/investor/other.jsp or www.sedar.com).
The fees paid to EY, the current shareholders’ auditor, for services performed during the past three fiscal years are detailed in the table below.
	Fees Paid to Ernst & Young LLP
($ millions)	2020	2019	2018
Audit fees(1)	28.3	26.4	26.5
Audit-related fees(2)	1.3	1.5	1.4
Tax fees(3)	1.5	1.8	2.7
All other fees(4)	1.7	0.5	1.8
Total(5)	32.8	30.2	32.3

(1)
Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements including the audit of internal control over financial reporting, the audit of its subsidiaries, and other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose

8   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting, tax and reporting standards; attest services that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.
(3)
Tax fees comprise: general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(4)
All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for: reports on control procedures at a service organization; audit and tax services for SEC-registered funds, subject to the SEC investment company complexes rules as well as other funds and related management entities; benchmark studies; regulatory advisory services; and performance and process improvement services.

(5)
Totals may not add due to rounding.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the Human Resources Committee (HRC) in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.
Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:
“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 31 to 44 of the management proxy circular.”
While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the Board Chair will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.
At its 2020 annual meeting of shareholders held on April 2, 2020, the bank achieved 94.5% shareholder support for its non-binding advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of the bank’s 2020 management proxy circular.
The board recommends that you vote FOR the approach to executive compensation.
SHAREHOLDER PROPOSALS
Shareholder proposals submitted for consideration at the meeting are set out beginning on page 73 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.
The board recommends that you vote AGAINST each shareholder proposal set out on pages 73 to 75 of this circular. The board’s reasons for opposing each proposal are also set out on pages 73 to 75 of this circular.
In order to be considered at next year’s annual shareholders’ meeting, proposals, including director nominations under the bank’s proxy access policy (which is available on the bank’s website), must be received by Monday, November 8, 2021. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   9

DIRECTOR NOMINEES
Fourteen director nominees are proposed for election to the board of directors at the meeting.
Independence		Tenure		Gender Diversity		Other Diversity
Independent Non-Independent	93% 7%	0-5 years 6-10 years 11-15 years	36% 43% 21%	Female	36%	Visible minority, Indigenous or Aboriginal, LGBTQ2+ or person with a disability	29%
INDEPENDENCE
Thirteen of the nominees proposed for election, including the Board Chair, are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.
TENURE
The average tenure of our nominees is 7 years as at October 31, 2020. The distribution of tenures shown in the table above provides a balance between fresh perspectives and experience and organizational knowledge acquired over time. You can read more about our Retirement Age and Term Limits on page 96 of this circular.
DIVERSITY
The board of directors is committed to being constituted of highly qualified individuals with a broad spectrum of competencies and an appropriate mix of experience, expertise and perspectives. This commitment is key to enabling the board to carry out its wide-ranging responsibilities. As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the competencies of the board, the corporate governance committee considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background, and other attributes, while recognizing that the board is comprised of a limited number of individuals.
In support of the bank’s Board Diversity Policy, the board has a goal that each gender comprise at least 30% of the board’s independent directors. This year, women comprise 38% (5 of 13) of the bank’s independent director nominees and 36% (5 of 14) of all director nominees. In addition, women chair two of the bank’s four board committees.
In a voluntary survey conducted of board nominees in December 2020 and January 2021, nominees were asked if they self-identified as a visible minority(1), a person of Indigenous or Aboriginal heritage(2), LGBTQ2+(3) or a person with a disability(4). The results of that voluntary survey show that 29% (4 of 14) of all director nominees self-identify as a member of one of those groups.
You can read more about diversity on page 93 of this circular.
COMPETENCIES AND SKILLS/EXPERIENCES
The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading “Key Areas of Expertise/Experience” below and information regarding the board’s approach to its composition, director nominations and board renewal are described in Schedule A to this circular.

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than a person of Indigenous or Aboriginal heritage.

(2)
“Indigenous or Aboriginal heritage” is defined as First Nations, Inuit, Metis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“LGBTQ2+ member” is defined as a member of the Lesbian, Gay, Bisexual, Transgender, Queer, Two-Spirit, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

10   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR PROFILES
The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 19, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

Amy W. Brinkley
Age: 65
Charlotte, NC, USA
Independent
Director since
September 2010
Results of 2020 vote:
99.5% in favour
Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and a former director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina.
Key Areas of Expertise/Experience
• Financial Services • Legal/Regulatory	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources Risk Combined Total	14 of 14 4 of 4 8 of 8 12 of 12 38 of 38	100% 100% 100% 100% 100%	• Carter’s, Inc. (2010 – present) • Roper Technologies, Inc. (2015 – present)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	2,400	64,621	67,021	$4,820,150	$4,145,150	7.14
2020	2,400	57,726	60,126	$4,378,977	$3,703,977	6.49

Brian C. Ferguson
Age: 64
Calgary, AB, Canada
Independent
Director since
March 2015
Results of 2020 vote:
99.0% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil company, a position he held from December 2009 to November 2017. Prior to that, Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Fellow of Chartered Professional Accountants Alberta.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Corporate Responsibility for Environmental and Social Matters • Government/Public Affairs	• Risk Management
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Audit Combined Total	14 of 14 11 of 11 25 of 25	100% 100% 100%	• Cenovus Energy Inc. (2009 – 2017)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	4,573	25,026	29,599	$2,128,760	$1,453,760	3.15
2020	4,573	20,184	24,757	$1,803,052	$1,128,052	2.67

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   11

Colleen A. Goggins
Age: 66
Princeton, NJ, USA
Independent
Director since
March 2012
Results of 2020 vote:
99.5% in favour
Ms. Goggins is a Corporate Director. She is the former Worldwide Chairman, Consumer Group at Johnson & Johnson and former member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.
Key Areas of Expertise/Experience
• Corporate Responsibility for Environmental and Social Matters • Marketing/Brand Awareness	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)(5)
Board Risk Combined Total	13 of 14 12 of 12 25 of 26	93% 100% 97%
•
Bayer AG (2017 – present)

•
IQVIA (2017 – present) (formerly Quintiles IMS Holdings, Inc.)

•
SIG Combibloc Group AG (2018 – present)

•
Valeant Pharmaceuticals International Inc. (2014 – 2016)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	8,800	42,287	51,087	$3,674,177	$2,999,177	5.44
2020	6,800	36,612	43,412	$3,161,696	$2,488,696	4.68

Jean-René Halde
Age: 72
Saint-Laurent, QC,
Canada
Independent
Director since
December 2015
Results of 2020 vote:
99.7% in favour
Mr. Halde is a Corporate Director. He is the former President and Chief Executive Officer of the Business Development Bank of Canada from June 2005 to June 2015. Prior to June 2005, Mr. Halde held chief executive officer positions at several companies, including Metro-Richelieu Inc., Culinar Inc., and Livingston Group Inc. Mr. Halde holds an undergraduate degree from the Collège Saint-Marie, a master’s degree in Economics from the University of Western Ontario, and a master’s degree in business administration from the Harvard Business School.
Key Areas of Expertise/Experience
• Audit/Accounting • Financial Services	• Government/Public Affairs • Marketing/Brand Awareness	• Risk Management
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Audit Combined Total	13 of 14 11 of 11 24 of 25	93% 100% 96%	• D-BOX Technologies Inc. (2018 – 2020) • Rona Inc. (2015 – 2016)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	2,000	20,505	22,505	$1,618,560	$943,560	2.40
2020	2,000	16,056	18,056	$1,315,018	$640,018	1.95

12   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

David E. Kepler
Age: 68
Sanford, MI, USA
Independent
Director since
December 2013
Results of 2020 vote:
99.8% in favour
Mr. Kepler is a Corporate Director. He is the former Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley, and serves as a trustee of The University of California, Berkeley Foundation.
Key Areas of Expertise/Experience
• Corporate Responsibility for Environmental and Social Matters	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation • Technology Management
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Human Resources Risk Combined Total	14 of 14 6 of 6 12 of 12 32 of 32	100% 100% 100% 100%	• Autoliv Inc. (2015 – present) • Teradata Corporation (2007 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	7,006	16,488	23,494	$1,689,688	$1,014,688	2.50
2020	7,006	14,195	21,201	$1,544,069	$869,069	2.29

Brian M. Levitt
Age: 73
Kingston, ON,
Canada
Independent
Director since
December 2008
Board Chair since
January 2011
Results of 2020 vote:
99.3% in favour
Mr. Levitt is the chair of the board of directors of the bank. He is the former President and then Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt also previously served in various executive and non-executive leadership positions at the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Financial Services	• Government/Public Affairs • Legal/Regulatory	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Corporate Governance (chair) Human Resources Combined Total	14 of 14 7 of 7 8 of 8 29 of 29	100% 100% 100% 100%	• The Charles Schwab Corporation (2020 – present) • Domtar Corporation (2007 – present) • Stelco Holdings Inc. (2017 – 2019) • TD Ameritrade Holding Corporation (2016 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	30,000	114,945	144,945	$10,424,444	$9,089,444	7.81
2020	30,000	102,949	132,949	$9,682,676	$8,347,676	7.25

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   13

Alan N. MacGibbon
Age: 64
Oakville, ON, Canada
Independent
Director since
April 2014
Results of 2020 vote:
99.8% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. MacGibbon is a Corporate Director. He is the former Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012, and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit/Accounting • Corporate Responsibility for Environmental and Social Matters	• Financial Services • Risk Management	• Technology Management
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Audit (chair) Corporate Governance Risk Combined Total	14 of 14 11 of 11 7 of 7 12 of 12 44 of 44	100% 100% 100% 100% 100%	• CAE Inc. (2015 – present)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	4,076	42,223	46,299	$3,329,824	$2,654,824	4.93
2020	4,076	35,218	39,294	$2,861,782	$2,186,782	4.24

Karen E. Maidment
Age: 62
Cambridge, ON,
Canada
Independent
Director since
September 2011
Results of 2020 vote:
99.3% in favour
Ms. Maidment is a Corporate Director. Ms. Maidment is the former Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009 and also served as the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Prior to that, she held several executive positions, including Chief Financial Officer, with Clarica Life Insurance Company. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Financial Services	• Insurance • Risk Management	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources (chair) Risk Combined Total	14 of 14 7 of 7 8 of 8 12 of 12 41 of 41	100% 100% 100% 100% 100%	• TD Ameritrade Holding Corporation (2010 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	11,590	50,265	61,855	$4,448,612	$3,773,612	6.59
2020	11,590	45,918	57,508	$4,188,308	$3,513,308	6.20

14   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Bharat B. Masrani
Age: 64
Toronto, ON, Canada
Non-Independent(6)
Director since
April 2014
Results of 2020 vote:
99.5% in favour
Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Financial Services	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board	14 of 14	100%	• The Charles Schwab Corporation (2020 – present) • TD Ameritrade Holding Corporation (2013 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs(7)	Total Common Shares and DSUs	For required and actual share ownership as an executive, see “Share Ownership Requirements” on pages 49 and 62.
2021	837,579	301,189	1,138,768
2020	617,464	286,457	903,921

Irene R. Miller
Age: 68
New York, NY, USA
Independent
Director since
May 2006
Results of 2020 vote:
97.6% in favour
Designated Audit
Committee Financial
Expert(4)
Ms. Miller is the Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller previously held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a Master of Science degree in chemistry and chemical engineering from Cornell University.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Financial Services • Marketing/Brand Awareness	• Risk Management
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Audit Combined Total	14 of 14 11 of 11 25 of 25	100% 100% 100%	• Inditex, S.A. (2001 – 2016) • TD Ameritrade Holding Corporation (2015 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	20,000	96,713	116,713	$8,393,999	$7,718,999	12.44
2020	20,000	88,373	108,373	$7,892,806	$7,217,806	11.69

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   15

Nadir H. Mohamed
Age: 64
Toronto, ON, Canada
Independent
Director since
April 2008
Results of 2020 vote:
99.2% in favour
Mr. Mohamed is a Corporate Director. He is the former President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants British Columbia.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Marketing/Brand Awareness	• Operational Excellence • Talent Management & Executive Compensation	• Technology Management
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Human Resources Combined Total	12 of 14 8 of 8 20 of 22	86% 100% 91%	• Cineplex Inc. (2017 – present) • Trilogy International Partners Inc. (2015 – present) (formerly Alignvest Acquisition Corporation) • Alignvest Acquisition II Corporation (2017 – 2019)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	14,200	68,798	82,998	$5,969,216	$5,294,216	8.84
2020	6,600	62,212	68,812	$5,011,578	$4,336,578	7.42

Claude Mongeau
Age: 59
Montreal, QC,
Canada
Independent
Director since
March 2015
Results of 2020 vote:
99.8% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. Mongeau is a Corporate Director. He is the former President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company, from January 2010 to June 2016. Prior to that, Mr. Mongeau was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Mongeau holds an undergraduate degree in psychology from the Université du Québec à Montréal and a master’s degree in business administration from McGill University.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Corporate Responsibility for Environmental and Social Matters • Government/Public Affairs	• Operational Excellence
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Audit Combined Total	14 of 14 11 of 11 25 of 25	100% 100% 100%	• Cenovus Energy Inc. (2016 – present) • Norfolk Southern Corporation (2019 – present) • Canadian National Railway Company (2009 – 2016) • Telus Corporation (2017 – 2019)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2021	36,547	24,085	60,632	$4,360,653	$3,685,653	6.46
2020	36,547	19,444	55,991	$4,077,825	$3,402,825	6.04

16   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Joe Natale
Age: 56
Toronto, ON, Canada
Independent
New Nominee
Mr. Natale is the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company. Prior to joining Rogers, Mr. Natale held several executive positions at Telus Corporation from 2003 to 2015, including President and CEO. Previously, Mr. Natale was a partner at KPMG and held successive senior leadership roles with KPMG Consulting. Mr. Natale holds an undergraduate degree in electrical engineering from the University of Waterloo.
Key Areas of Expertise/Experience
• Corporate Responsibility for Environmental and Social Matters • Marketing/Brand Awareness	• Operational Excellence • Talent Management & Executive Compensation	• Technology
Board and Committee Meeting Attendance for Fiscal 2020		Other Public Company Directorships (for past five years)
New Nominee	N/A	• Rogers Communications Inc. 2017 – present • Celestica Inc. 2012 – 2017 • LXRandco. Inc. (formerly, Gibraltar Growth Corporation) 2015 – 2017
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2021	4,000	Nil	4,000	$287,680	$(387,320)	0.43

S. Jane Rowe
Age: 61
Toronto, ON, Canada
Independent
Director since
April 2020
Results of 2020 vote:
99.8% in favour
Designated
Audit Committee
Financial Expert(4)
Ms. Rowe is the Vice Chair, Investments, Ontario Teachers’ Pension Plan (“Ontario Teachers”) and formerly the Executive Managing Director, Equities, Ontario Teachers, an independent organization responsible for administering and managing the assets of the Ontario Teachers’ Pension Plan for the benefit of approximately 327,000 active and retired teachers of Ontario, and also served as Senior Managing Director, Ontario Teachers’ Private Capital from 2010 to 2018. Prior to that, Ms. Rowe held several executive positions at Scotiabank from 1987 to 2010 including President and Chief Executive Officer of Scotia Mortgage Corporation and Roynat Capital Inc. Ms. Rowe holds an undergraduate degree in commerce from the Memorial University of Newfoundland and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Financial Services • Operational Excellence	• Risk Management
Board and Committee Meeting Attendance for Fiscal 2020			Other Public Company Directorships (for past five years)
Board Audit Combined Total	6 of 6 7 of 7 13 of 13	100% 100% 100%	• Premier Lotteries Capital UK Limited (2019 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2021	11,273	2,763	14,036	$1,009,469	$334,469	1.50
2020	3,000	Nil	3,000	$218,490	$(456,510)	0.32

(1)
Common share and DSU equity ownership amounts for 2021 are as of December 31, 2020, except for Mr. Natale, whose equity ownership amounts for 2021 are as of February 1, 2021. Common share and DSU equity ownership amounts for 2020 are as of December 31, 2019. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2020 and 2021, the SOR requirement for the Board Chair is $1,335,000 and for independent directors is $675,000.

(2)
Ms. Brinkley’s and Mr. MacGibbon’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2020 and 2021.

(3)
For 2021 and 2020, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2020 ($71.92) and December 31, 2019 ($72.83).

(4)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   17

(5)
Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (Valeant). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des Marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016 and from May 17, 2016 to June 8, 2016.

(6)
Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered “independent” under bank policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(7)
Mr. Masrani’s DSUs total includes vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 116,748 VSUs as of December 31, 2020 and 111,037 VSUs as of February 7, 2020. Additional details on VSUs can be found on page 69.

(8)
Directors have five years from their respective first election date to meet the SOR.

Key Areas of Expertise/Experience
All of our directors have broad experience and expertise acquired from senior level involvement in major organizations. As a result, each director has significant expertise in strategic leadership and governance. The following chart identifies the top five additional “key areas of expertise/experience” for each independent director nominee on a consolidated basis.

Skills/Experience
Director	Audit/Accounting	Capital Markets/Treasury	Corporate Responsibility for Environmental and Social Matters	Financial Services	Government/Public Affairs	Insurance	Legal/Regulatory	Marketing/Brand Awareness	Operational Excellence	Risk Management	Talent Management & Executive Compensation	Technology Management
Amy W. Brinkley				✔			✔		✔	✔	✔
Brian C. Ferguson	✔	✔	✔		✔					✔
Colleen A. Goggins			✔					✔	✔	✔	✔
Jean-René Halde	✔			✔	✔			✔		✔
David E. Kepler			✔						✔	✔	✔	✔
Brian M. Levitt		✔		✔	✔		✔				✔
Alan N. MacGibbon	✔		✔	✔						✔		✔
Karen E. Maidment		✔		✔		✔				✔	✔
Irene R. Miller	✔	✔		✔				✔		✔
Nadir H. Mohamed		✔						✔	✔		✔	✔
Claude Mongeau	✔	✔	✔		✔				✔
Joe Natale			✔					✔	✔		✔	✔
S. Jane Rowe	✔	✔		✔					✔	✔
Board and Committee Meeting Attendance
During the 12 months ended October 31, 2020, the board held nine regularly scheduled meetings and five special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, directors from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 99% of all board and applicable committee meetings during fiscal 2020. All director nominees attended a minimum of 91% of total eligible board and committee meetings during fiscal 2020. Each director nominee’s attendance at board and applicable committee meetings during fiscal 2020 is set out in each of the “Director Profiles” in the “Director Nominees” section of this circular.
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DIRECTOR COMPENSATION
Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the Board Chair and committee chairs engage regularly with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify expectations and discuss issues. The bank believes in a simple, easy to understand director compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market, and reviews compensation on a biennial basis. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.
ELEMENTS OF DIRECTOR COMPENSATION
The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2020. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.
Annual Cash Retainer	2020
Board Chair(1)	$222,500
Other directors(2)	$112,500
Equity Award(3)
Board Chair	$222,500
Other directors	$112,500
Additional Committee Membership Fees
Chair of a board committee(4)	$52,500
Additional committee memberships(5)	$15,000
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are paid in DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank’s head office in Toronto: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of their city of principal residence.
In addition, for acting as members of the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.
Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of their annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.
The bank does not issue stock options as part of director compensation.
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DIRECTOR COMPENSATION TABLE
The following table summarizes compensation paid to non-employee directors during 2020.
	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share-based Awards(4) ($)	All Other Compensation(5) ($)	Total(6) ($)
William E. Bennett(7)(8)	56,250	7,500	2,500	26,250	10,000	102,500	—	124,444	226,944
Amy W. Brinkley(8)	112,500	15,000	10,500	30,625	20,000	188,625	112,500	312,221	613,346
Brian C. Ferguson	112,500	—	5,500	—	20,000	138,000	112,500	—	250,500
Colleen A. Goggins	112,500	—	4,500	—	20,000	137,000	112,500	—	249,500
Mary Jo Haddad(7)	56,250	—	—	—	—	56,250	—	—	56,250
Jean-René Halde	112,500	—	4,000	—	10,000	126,500	112,500	—	239,000
David E. Kepler	112,500	7,500	7,500	—	20,000	147,500	112,500	—	260,000
Brian M. Levitt	222,500	—	—	—	—	222,500	222,500	—	445,000
Alan N. MacGibbon(8)	112,500	15,000	14,000	52,500	—	194,000	112,500	345,831	652,331
Karen E. Maidment(9)	112,500	15,000	10,500	52,500	—	190,500	112,500	5,000	308,000
Irene R. Miller	112,500	—	5,500	—	20,000	138,000	112,500	—	250,500
Nadir H. Mohamed	112,500	—	—	—	—	112,500	112,500	—	225,000
Claude Mongeau	112,500	—	5,500	—	10,000	128,000	112,500	—	240,500
S. Jane Rowe(10)	65,625	—	—	—	—	65,625	112,500	—	178,125

(1)
Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2020 are provided in the “Summary Compensation Table” on page 54 of this circular. Mr. Masrani does not appear in this table as he was an employee-director and named Group President and Chief Executive Officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).

(2)
Amounts reported in the “Special Meetings” column were received for special board and committee meetings, as well as amounts paid to members of the audit committee for acting as the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries.

(3)
Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees
William E. Bennett	100% cash	50% cash	100% cash
Amy W. Brinkley	100% cash	50% cash	100% cash
Mary Jo Haddad	40% cash	N/A	40% cash
David E. Kepler	100% cash	N/A	100% cash
Alan N. MacGibbon	N/A	50% cash	100% cash
Karen E. Maidment	100% cash	50% cash	100% cash

(4)
DSUs awarded on December 12, 2020 relate to the period from November 1, 2020 to October 31, 2021. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.

(5)
The amount reported in the “All Other Compensation” column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $60,000 in fiscal 2020. Compensation arrangements for Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A included the following in 2020 as applicable: an annual cash retainer of US$77,500, an annual equity award of US$77,500, an additional committee membership fee for serving on two committees of US$10,000, risk and audit committee chair fees of US$35,000, and special meeting fees of US$1,500 per meeting in excess of 5 special meetings or 8 meetings of any one committee. The exchange rate used to convert U.S. dollar compensation, excluding the annual equity award, to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.3444 = US$1.00). The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.2769 = US$1.00).

(6)
The total director compensation paid in fiscal 2020, which is comprised of the amounts disclosed in “Total Annual Fees” column and equity awarded on December 12, 2019, or in the case of Ms. Rowe on April 3, 2020, was $3,473,125.

(7)
Mr. Bennett and Ms. Haddad did not stand for re-election at the annual meeting held on April 2, 2020 and their annual retainer fees were pro-rated accordingly.

(8)
The amount reported in the “All Other Compensation” column represents the fees paid to Mr. Bennett, Ms. Brinkley and Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

(9)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Maidment for serving as a board member of the bank‘s subsidiary TD Group US Holdings LLC. Ms. Maidment joined on October 6, 2020 and her annual fees were pro-rated accordingly.

(10)
Ms. Rowe was elected as a director on April 2, 2020 and her annual fees were pro-rated accordingly. She received a pro-rated equity award of $65,625 on April 3, 2020.

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DIRECTOR SHARE OWNERSHIP REQUIREMENT
Under the bank’s director SOR, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ SOR.
Directors have five years from their first election date to meet the SOR. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the SOR has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Additional Disclosure” section of this circular.
The SOR for non-employee directors are:
•
Board Chair: 6 × annual cash retainer (6 × $222,500 = $1,335,000)

•
Other directors: 6 × annual cash retainer (6 × $112,500 = $675,000)

Each of the bank’s current non-employee directors has satisfied the SOR. Each director’s share ownership is set out in the “Director Nominees” section of this circular.
2021 DIRECTOR COMPENSATION
In reviewing the compensation paid to directors, compensation is benchmarked against a peer group of large banks and, for reference purposes, is also reviewed against a group of large Canadian publicly-traded companies, both of which are listed below.
Peer Group	Reference Group
• Bank of Montreal • Canadian Imperial Bank of Commerce • Royal Bank of Canada • The Bank of Nova Scotia	• BCE Inc. • Canadian National Railway Company • Canadian Natural Resources Limited • Enbridge Inc. • Imperial Oil Limited	• Manulife Financial Corporation • National Bank of Canada • Sun Life Financial Inc. • Suncor Energy Inc. • TC Energy Corporation
In 2020, a comprehensive review of director compensation was undertaken. Given the impact of the pandemic on the bank, its colleagues, customers, and communities in which it operates, no changes were made to director compensation arrangements for fiscal 2021.
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CORPORATE CITIZENSHIP AND ESG AT TD
TD’s vision is to Be the Better Bank and our purpose is to enrich the lives of our customers, communities and colleagues. Corporate citizenship and Environmental, Social and Governance (ESG) are key parts of TD’s strategy overseen by the board of directors and managed within an enterprise governance structure that balances broad engagement across the organization while also providing line-of-sight accountability. We take an integrated approach to ESG, focusing on both opportunities and risks, and embedding responsible practices across TD so that we can continue to deliver long-term sustainable growth and value in the interests of all of our stakeholders.
2020 ESG Performance Highlights
TD believes that a strong foundation in ESG performance and disclosure helps support its integrated approach to ESG. TD will release its 2020 ESG Report in March 2021, which will include information about our ESG objectives and performance. Set out below is a summary of TD’s 2020 ESG performance highlights.
Global Recognition
•
TD was listed on the Dow Jones Sustainability World Index for the seventh consecutive year. TD is now the only North American-based bank on the World Index, and the only Canadian bank on the World Index for six years in a row.

•
TD maintained an A– score on the 2020 CDP (formerly the Carbon Disclosure Project), the global environmental disclosure system for the sixth consecutive year.

•
TD was included on the Bloomberg Gender Equality Index for the fifth consecutive year.

Environment
•
In 2020, we announced a Climate Action Plan, building on our long history of environmental progress. The plan includes the following elements:

✓
A target to achieve net-zero greenhouse gas emissions associated with our operations and financing activities by 2050, aligned to the associated principles of the Paris Agreement.

✓
We will not provide new project-specific financial services, including advisory services, for activities that are directly related to the exploration, development, or production of oil and gas within the Arctic Circle, including the Arctic National Wildlife Refuge (ANWR).

✓
Creation of a new TD Sustainable Finance and Corporate Transitions Group within TD Securities to provide clients with advisory services and important transition and sustainability-focused financing globally.

✓
Creation of a TD ESG Centre of Expertise drawing on experts across TD to participate in global efforts to improve data measurement and analytics, invest in research and support academic progress and technological innovation.

•
We have joined the Partnership for Carbon Accounting Financials (PCAF) to support the development of carbon accounting methodologies for financial institutions globally.

•
We issued an inaugural three-year US$500 million sustainability bond, the first to be issued under the bank’s Sustainable Bonds Framework. The proceeds from this issuance will be used to finance projects with environmental and/or social benefits.

22   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

•
TD Asset Management Inc. launched two new ESG-oriented mutual funds that provide unique differentiated solutions to help investors achieve their financial goals while aligning their investments with their values to make a positive impact.

Social
•
To support our customers during the COVID-19 pandemic, TD provided access to relief measures for customers facing financial hardships through TD Helps in Canada and TD Cares in the U.S. In addition, we introduced TD Ready Advice in Canada, which is designed to help customers feel confident about their financial choices. Direct financial assistance provided by TD to customers included deferral of loan payments, deferred minimum payments on credit card balances, interest reductions and insurance premium deferrals and premium reductions.

•
We quickly enabled 60,000 of our colleagues to work from home, including contact centres across Canada and the U.S. and trading teams in North America and Europe. TD was also able to cross-train and internally deploy colleagues across the bank, helping maintain productivity and engagement, and adapt to changing needs of the business. Through TD Thrive, we offered web-based training to help employees continue their professional and personal development online.

•
TD introduced the TD Community Resilience Initiative, allocating $25 million to help strengthen community resilience today and into the future.

•
We invest in our communities through the TD Ready Commitment, targeting $1 billion in philanthropy by 2030. In 2020, TD provided over $130 million to support non-profit organizations across our footprint.

•
We are making a broader and longer-term commitment to increase minority executive representation across the bank by 50% by 2025, at which time these communities will represent more than 25% of TD leaders. This will include a specific focus on Black and Indigenous talent.

•
We achieved our goal of having women in 40% of roles titled vice president and above in Canada in 2020.

•
We launched the Indigenous Cultural Awareness Training in June 2020 and added two new training modules on Understanding Black Experiences and Anti-Black Racism/Anti-Racism.

Governance
•
The continuing education program for directors includes in-depth sessions on different business, economic, enterprise, and regulatory topics. Some examples in 2020 included sessions on Environmental, Social and Governance Matters presented to the full board, Environmental and Social Risk presented to the Risk Committee, Compensation Trends and Emerging Issues presented to the Human Resources Committee, and Climate Analysis presented to the Corporate Governance Committee.

•
We launched the new Environmental and Social (E&S) Risk Assessment and Borrower Climate Change tools designed to provide a consistent and standardized approach to assessing E&S risks at the borrower and transaction level.

•
Elevated ESG priorities and governance through the creation of a Senior Executive Team Forum to provide regular oversight on ESG and climate strategy development.

Environmental & Social (E&S) Risk Management
Environmental and social (“E&S”) risks are rapidly evolving. To keep pace with this rapidly evolving area, TD enhanced its governance of E&S risks through the formalization of its E&S Risk Management function under Operational Risk Management. An enterprise E&S Risk Framework has been developed and implemented that sets foundational guidance and defines key pillars of activities for managing E&S risks. The E&S Risk Framework outlines the balance of central oversight and risk management with clear business segment accountabilities in managing E&S risks. The business segments ultimately are responsible for the risks within their respective portfolios and responsible for monitoring performance against and compliance with centrally controlled and/or business-specific E&S policies. The E&S Risk Management group has E&S risk oversight accountabilities, including establishing risk policies, processes and governance to identify, assess, control, monitor and report on E&S risks, including climate-related risks. The Bank’s E&S Risk Framework and risk management approach are aligned with TD’s Enterprise Risk Framework and Enterprise Risk Appetite Statement, which includes an E&S Risk Principle and Measure. For additional information about the bank’s approach to managing environmental and social risk, see the “Risk Management” section of the bank’s 2020 Annual Report.
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Board Engagement on ESG Matters
	Summary of Responsibilities	2020 ESG Engagement
Board of Directors
•
Approves TD’s strategy and business objectives and oversees the implementation, execution and monitoring of performance including with respect to TD’s corporate citizenship and E&S strategy and objectives

•
Approves TD’s Risk Appetite Statement and related measures, including E&S risks

•
Oversees TD’s risk culture and the identification and monitoring of top and emerging risks affecting TD and satisfies itself as to the effective management of those risks in accordance with TD’s Risk Appetite Statement and Enterprise Risk Framework including E&S Risk

•
Sets the tone for, and oversees the establishment of TD’s culture of integrity and compliance through its Code of Conduct and Ethics, its Culture Framework and Conduct Risk Management Policy

For further information, refer to TD’s Board Charter.

•
Overview of TD’s ESG Framework, Strategy and Priorities including the evolving landscape

•
Regular reviews of TD’s enterprise Risk Dashboard including E&S Risk (a Top Risk)

•
Approved TD’s Slavery and Human Trafficking Statement

•
Updates on TD’s Inclusion & Diversity Leadership Council

•
Update on the TD Ready Advice program

•
Annual update on TD’s Cybersecurity program

•
The Board also received reports from the Committee Chairs after each Committee meeting regarding the Committees’ activities including those described below.

Corporate Governance Committee (CGC)
•
Oversees and monitors TD’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility and E&S matters including:

—
Keeps abreast of trends and best practices in disclosure of E&S matters

—
Updates the Board on E&S issues

—
Reviews TD’s Statement on Human Trafficking and Slavery

•
Develops and recommends to the Board corporate governance principles, including Code of Conduct and Ethics, to foster a healthy governance culture

•
Oversees enterprise-wide conduct risk

•
Oversees directors’ continuing education including with respect to corporate citizenship and ESG

•
Oversees shareholder engagement practices

For further information, refer to TD’s Corporate Governance Committee Charter.

•
Update on ESG reporting, strategy and performance and reviewed TD’s ESG Report

•
Update on climate analysis

•
Reviewed TD’s Code of Conduct and Ethics and attestation process report

•
Reviewed annual report on shareholder feedback

•
Report on ESG-related shareholder resolutions

•
Report on TD’s Culture and Integrity and update on the evolution of TD’s Culture Framework

•
Updates and quarterly reports on Enterprise Conduct Risk Management

•
In the course of 17 meetings with institutional shareholders in 2020, the Board/CGC Chair and HRC Chair discussed ESG matters raised by shareholders.

•
TD’s Investor Relations and Corporate Citizenship teams held 23 ESG-related meetings with shareholders

24   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

	Summary of Responsibilities	2020 ESG Engagement
Risk Committee
•
Approves TD’s Enterprise Risk Framework (ERF) and its major risks as set out in the ERF

•
Reviews and recommends TD’s Risk Appetite Statement for approval by the Board and oversees management of its risk profile and performance against its risk appetite including reviewing and approving significant risk management frameworks and policies

•
Provides a forum for analysis of enterprise risk trends and current and emerging risks including E&S risks

For further information, refer to TD’s Risk Committee Charter

•
Regular reviews of TD’s enterprise Risk Dashboard including E&S Risk (a Top Risk)

•
Regular updates on monitoring of climate-related risk and potential impacts on TD’s operations

•
Deep-dive report on TD’s E&S risk management

Human Resources Committee (HRC)
•
Satisfies itself that the bank’s people strategy, organization structure and compensation strategies, plans, policies and practices, are consistent with the sustainable achievement of the bank’s strategic ambitions, business objectives, prudent management of its operations and risks, and safeguarding of its unique and inclusive culture

•
Reviews and approves the bank’s Culture Framework

•
Satisfies itself that the bank has policies and programs in place to support a healthy and safe workplace and business environment for employees, and to promote employee well-being

For further information, refer to TD’s Human Resources Committee Charter.

•
Monitored the response to the ongoing implications of the pandemic on colleagues

•
Reviewed inclusion and diversity strategy, performance and initiatives

•
Approved the bank’s Culture Framework and monitored indicators of culture, including reports on ethical conduct and respectful workplace behavior

•
Incorporated additional ESG metrics into the Executive Compensation Framework for the bank’s Senior Executive Team

•
In the course of 17 meetings with institutional shareholders in 2020, the Board/CGC Chair and HRC Chair discussed ESG matters raised by shareholders

Audit Committee
•
Oversees financial reporting and the effectiveness of internal control systems and processes in the areas of reporting (financial, operational and risk) and operations

•
Oversees the internal audit division of the bank

For further information, refer to TD’s Audit Committee Charter
• Updates from the bank’s Chief Auditor on the effectiveness of reporting and key internal controls with respect to top and emerging risks including E&S and climate risk
Strengthening Diversity and Inclusion
The board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the Bank’s commitment to diversity and inclusion at all levels of the Bank’s workforce.
As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the board, the corporate governance committee considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background, and other attributes, while recognizing that the board is comprised of a limited number of individuals. The board has established a goal that each gender comprise at least 30% of the board’s independent directors. When identifying and considering qualified candidates for the board, the corporate governance committee considers diversity criteria as set out in the bank’s Board Diversity Policy. Women comprise 38% (5 of 13) of the bank’s independent director nominees and 36% (5 of 14) of all director
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   25

nominees. Further, 29% (4 of 14) of all director nominees voluntarily self-identify as a visible minority(1), a person of Indigenous or Aboriginal heritage(2), LGBTQ2+(3) or a person with a disability(4).
The bank also sets goals for representation of women and other groups at the bank’s other senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis. At the end of 2020, the bank met its goal of increasing the level of women holding titled vice president and above roles in Canada to 40%. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. Currently, women comprise 20% (2 of 10) of the positions at the executive officer level (i.e., the bank’s senior executive team (SET)).
Additional information about TD’s diversity and inclusion activities and performance will be included in the Bank’s 2020 ESG Report, scheduled for release in March 2021.
Linking ESG Factors in Executive Total Rewards
One of the objectives of the bank’s executive compensation program is to reward executives for successfully executing the bank’s strategy, which includes ESG factors. ESG is a complex and constantly evolving topic, with a wide variety of measures, many of which are subjective, that are used to evaluate progress. Reflecting this complexity, the bank has embedded ESG-related elements in the determination of executive compensation in a number of ways, including in the determination of the business performance factor used to create incentive pools, and in the evaluation of individual performance.
To recognize and reflect the importance of ESG for all stakeholders, in 2021, the bank is building on the existing links, and formally incorporating a number of additional ESG metrics in the Executive Compensation Plan for the Senior Executive Team. The additional metrics include objectives related to climate change, diversity and inclusion, and employee engagement.
For further information, refer to the Approach to Executive Compensation (pages 35 - 44).
Equitable Pay
The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2020, the bank worked with a third-party provider to complete a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned more than 99 cents for every dollar earned by white employees.

For further information on Equitable Pay, refer to the Approach to Employee Total Rewards (pages 58 - 59).
For further information on Corporate Citizenship and ESG at TD, refer to TD’s ESG Report, TD Ready Commitment Report and TCFD Report.

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than a person of Indigenous or Aboriginal heritage.

(2)
“Indigenous or Aboriginal heritage” is defined as First Nations, Inuit, Metis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“LGBTQ2+ member” is defined as a member of the Lesbian, Gay, Bisexual, Transgender, Queer, Two-Spirit, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

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HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS
Dear Shareholder,
The Human Resources Committee (HRC or committee) oversees the design and implementation of the bank’s human resources policies. In 2020 the committee focused on the human resources implications for colleagues of the COVID-19 pandemic while maintaining the committee’s ongoing attention to the human resources implications of the bank’s initiatives to address a rapidly evolving competitive environment and of evolving expectations of the bank on the part of its employees and society at large. In this context the principal compensation related decisions taken by the committee, were the following:
1.
The committee supported proposals by management for the recognition of front line non-executive employees’ role in enabling the bank to maintain uninterrupted core services to customers throughout the pandemic, including:

•
Recognition awards totaling $1,500 and three paid vacation days ($500 and one paid vacation day per month for up to three months as applicable) for approximately 36,000 colleagues who were required to work in offices or the branch/store system during the first three months of the pandemic; and

•
A $500 Thank You award to the bank’s more than 85,000 non-executive employees who, in the face of the personal inconvenience and burdens of the pandemic, demonstrated extraordinary support for our customers during these challenging times.

The committee also supported management’s decision to provide people managers with special training resources to manage the work from home environment as well as enable them to recognize and assist colleagues experiencing emotional distress as a result of pandemic issues and to provide all employees and their families with access to counsellors and enhanced access to tele-health services.
2.
The committee decided that the awards to be made pursuant to the short- and medium-term incentive plans applicable to the Chief Executive Officer (CEO) and members of the Senior Executive Team (SET), would be as determined in accordance with the plan design, without the exercise of any discretion by the committee. This resulted in a business performance factor under the Executive Compensation Plan (ECP) of 12.7% below target, as compared to 1.2% below target in 2019. The committee recommended, and the board of directors approved, compensation for Mr. Masrani based on the average performance factor applicable to members of the SET, being 12.7% below target.

3.
As part of its year-end deliberations, the committee approved a proposal by management for discretionary changes to the incentive plan for the approximately 45,000 non-executive employees which ensured that the performance factors in this plan resulted (on average) in a more favourable outcome for these employees than the ECP business performance factor yielded for senior executives.

4.
The committee approved a proposal by management to increase the impact of environmental, social and governance (ESG) factors in the determination of the ECP pool for 2021 by adding metrics relating to inclusion and diversity, employee engagement and climate change.

EXECUTIVE COMPENSATION
On behalf of the board of directors, the committee oversees the bank’s approach to executive compensation, including the compensation of the CEO and his direct reports, the members of the SET, all of whom participate in the ECP.
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the year. The bank’s performance against these measures and targets impacts the funding of the ECP pool by up to +/- 20%. This collar aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The collar is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
When making its final decision on funding of the ECP pool for a year, the committee considers the bank’s overall performance and retains the discretion to make adjustments to the result generated by the ECP funding framework if the committee believes that such adjustments are necessary to appropriately align pay with performance. No such discretion was exercised in respect of 2020.
The committee discussed the impact of the pandemic on the compensation of executives and other employees at five of its eight meetings in 2020. In the early stages of the pandemic, the committee determined not to make prospective mid-year changes to the ECP measurements and targets because it was not possible to
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responsibly set new parameters in the face of the uncertainty in the economic outlook, market volatility and the bank’s extraordinary operational challenges. Later in the fiscal year the committee again considered the bank’s overall performance in the face of the pandemic in preparation for its year-end decision-making process and sought input from its independent advisor on, among other things, developing industry practices and thinking in North America.
The table below provides a summary of the outcome of the bank’s performance in 2020 against the key measures and performance targets incorporated in the ECP funding framework, which generates the funding pool available to award variable compensation to the CEO, Named Executive Officers (NEOs) and other SET members. Full details on each of the measures and targets can be found starting on page 46.
Annual Business Metrics(1)	2020 Target	2020 Adjusted Result(2)	Comment	Impact on Funding
Net Income After Tax (NIAT) ($ in millions)	$12,762	$9,968	Results below target	–14.0%
Customer Experience(3)	67.7%	67.6%	Results below target	–0.1%
Return on Tangible Common Equity (ROTCE)(4)	13.3%	15.3%	Results above target	+1.4%
Other Factors	Comment			Impact on Funding
Risk Measure	TD was found to be in alignment with the risk appetite in 2020			No adjustment
Relative Measures(5)	TD performed below median compared to the broader peer group			–1.0%
Strategic Initiatives	The committee determined that management in aggregate delivered on critical objectives while responding effectively to the challenges caused by the pandemic			+1.0%
Calculated Business Performance Factor				–12.7%
Following the year-end, the committee reviewed the results generated by the ECP funding framework, which produced a business performance factor of -12.7%. Because of the unprecedented and unanticipated impact of the pandemic, the committee considered a variety of possible bases for discretionary adjustments to modify this result. These included:
•
Modifications to the calculation of NIAT based on removal of certain provisions for credit losses taken in 2020 in respect of unrealized losses, which would have had a positive impact on the business performance factor;

•
A further diminution in the business performance factor to reflect the bank’s share price performance in the 2020 fiscal year;

•
Consistency with the -11% outcome approved by the committee in respect of 2008, when the onset of the 2008/2009 financial crisis resulted in the most recent comparable disruption of the economy;

•
The bank’s extraordinary resilience in the face of the pandemic related restrictions on its operations, including measures taken to ensure the health and safety of the bank’s customers and employees and to recognize the contribution of non-executive employees, and the uninterrupted maintenance of the bank’s core operations and of service to the bank’s customers;

•
The top quartile employee engagement results during 2020, which increased over 2019; and

•
Information with respect to industry practice and thinking discussed with the committee’s independent advisor.

Having considered all the factors it deemed relevant, the committee decided that the output of the ECP funding formula appropriately aligned executive pay with the bank’s performance in 2020 and that it was neither desirable nor necessary to make any discretionary adjustments.
The pandemic’s impact on the bank’s performance had two material impacts on the value received by executives in 2020 under the bank’s three-year Performance Share Unit (PSU) plan. First, as a result of the business performance factor for 2020, the value of PSUs awarded to members of the SET under the ECP will be 12.7% less than target. Second, the bank’s share price performance in 2020 directly and materially affected the value of the maturing PSUs issued to executives in 2017. On the basis of the same considerations applicable to its judgment about the ECP, the committee decided that no discretion should be exercised in relation to the PSU plan outcomes.
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CEO COMPENSATION
When determining the compensation for the CEO, we consider the CEO’s target compensation, the business performance factor for the ECP, and the overall performance of the bank and the CEO (additional details on the process used to assess CEO performance can be found starting on page 47). After considering these factors, the board approved total direct compensation for Mr. Masrani of $10,442,000, $1,308,000 below his target of $11,750,000. Variable compensation, comprised of both cash incentive and equity awards, was awarded at 12.7% below target, equal to the funding available under the ECP.
HEALTH, SAFETY AND WELL-BEING OF EMPLOYEES
The committee focused throughout the pandemic on management actions to mitigate its impact on employees and ensure uninterrupted service to customers. The bank made a commitment that there would be no COVID-19 related job losses in 2020 and provided colleagues with support for work from home arrangements, including training and equipment as well as expense reimbursement for home office setup. Other roles were found for branch personnel who are more vulnerable to coronavirus or whose branch was temporarily closed. People managers were provided with special training resources to enable them to manage the work from home environment as well as to recognize and assist colleagues experiencing emotional distress as a result of pandemic issues. Free access to counsellors was provided to employees and their family members along with enhanced access to tele-health services.
In addition to the Recognition and Thank You awards, base salaries were paid to all employees, including those unable to work as a result of the pandemic whether because of self-isolation/quarantine, branch or store closure or otherwise, and additional paid time off was made available to colleagues to deal with school closure and dependent care issues.
ESG AND EXECUTIVE COMPENSATION (NEW FOR 2021)
In keeping with feedback received from shareholders in 2019 with respect to the importance of the bank’s performance against ESG metrics, the committee has approved a proposal by management to increase in 2021 the impact of ESG performance in the ECP funding framework for the CEO and the SET, as demonstrated in the following diagram. The additional objectives are related to climate change, diversity and inclusion and employee engagement.
SHAREHOLDER ENGAGEMENT
Our aim is to provide clear and comprehensive disclosure of the bank’s compensation arrangements and approach to allow you to make an informed decision when you cast your advisory vote on executive compensation (say-on-pay) at the meeting.
We continue to welcome your feedback on the bank’s approach to compensation and invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the Board Chair and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt Board Chair	Karen Maidment Chair of the Human Resources Committee
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(1)
Details on the formula used to calculate the impact on funding for annual business metrics can be found on page 46 of this circular. NIAT has a weighting of 70%, customer experience has a weighting of 20%, and ROTCE has a weighting of 10% of the annual business metrics used to determine the business performance factor. Additional details on the determination of the business performance factor are provided starting on page 37 of this circular.

(2)
The bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as “reported” results. The bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the bank’s overall performance. To arrive at adjusted results, the bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The bank believes that adjusted results provide the reader with a better understanding of how management views the bank’s performance. The items of note are disclosed in Table 3 on page 20 of the bank’s 2020 annual report. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Please see “How the Bank Reports” on page 19 of the bank’s 2020 annual report for further explanation.

(3)
Customer experience results are based on survey measurement programs that track customers’ experiences with TD. Details on the methodology used to determine the results can be found on page 38 of this circular.

(4)
ROTCE target is based on the median ROTCE of the following Canadian banks peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia. Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on an investment in The Charles Schwab Corporation (Schwab) and TD Ameritrade Holding Corporation (TD Ameritrade) and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the bank’s income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are all non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

(5)
Relative performance is evaluated against the following Canadian bank peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

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REPORT OF THE HUMAN RESOURCES COMMITTEE
Committee Members (at fiscal year-end)
Karen E. Maidment (chair); Amy W. Brinkley; David E. Kepler; Brian M. Levitt; and Nadir H. Mohamed
Independence The committee is composed entirely of independent directors	Meetings 8 during fiscal 2020, including 1 joint session with the risk committee	Performance The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2020

•
The HRC oversees the people strategy of the bank, including talent management, learning and development, succession planning and other processes used to identify, evaluate, and develop the people, skills and capability necessary to meet the strategic ambitions of the bank and to safeguard its unique and inclusive culture.

•
The committee oversees the bank’s compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis.

•
The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.
TD has established robust retirement and benefits plan governance models for appropriate strategic and ongoing oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank’s non-executive retirement plans to three senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.
In 2020, the HRC’s work included:
HR Strategy, Plans, and Workforce Requirements
•
monitoring the response to, and management of, ongoing implications of the pandemic on employees, including actions and initiatives related to health and safety, colleague well-being, total rewards, learning and development and other human resources programs, together with the implications for the bank’s people strategy

•
monitoring the impact of business transformation on the bank’s people strategy and related talent management practices

•
reviewing inclusion and diversity strategy and initiatives, including the bank’s approach and commitments to increased VP+ representation of Black, Indigenous and visible minority communities

•
considering and approving a formal statement of the bank’s Culture Framework and reviewing the bank’s approach to monitoring adherence to the framework, including considering reports on ethical conduct and respectful workplace behaviour

•
monitoring progress on the colleague experience enterprise priority for 2020 and people strategy key initiatives

•
monitoring the results from the annual surveys used to measure employee experience, including key findings and actions

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CEO and Senior Officers
•
monitoring the performance of the bank through the pandemic and considering the impact of the pandemic on the executive compensation framework

•
reviewing and recommending performance objectives for the CEO, evaluating performance against these objectives, and recommending compensation for the CEO to the board of directors for approval

•
discussing the performance of members of the SET, and approving their compensation

•
participating in a joint session with the risk committee to obtain information to appropriately consider risk when determining year-end variable compensation pools for executives and the funds available for other material incentive plans

•
reviewing and approving the addition of ESG metrics into the 2021 ECP for members of the SET

•
overseeing the talent management and succession planning process for the CEO and other senior executives, including new enterprise talent management practices and senior executive development, and approving the succession plans for members of the SET and heads of key control functions

Employee Total Rewards
•
reviewing actions taken to reward and recognize non-executive employees for their efforts on behalf of the bank and its customers during the pandemic, and initiatives taken to mitigate the impact of the pandemic on compensation for employees where appropriate

•
monitoring the compensation outcomes for executives relative to the outcomes for non-executive employees, including with respect to the business performance factors used to determine year-end variable compensation awards and year-end base salary increase budgets

•
reviewing the results of a detailed statistical analysis of compensation, which found that women earned more than 99 cents for every dollar earned by men and that visible minorities/minorities earned more than 99 cents for every dollar earned by non-visible minorities/white employees, after adjusting for factors such as level, geography and role

•
monitoring the bank’s approach to variable compensation plan design and governance, including consideration of conduct risk

•
reviewing and approving changes to the bank’s material incentive plans, and approving the aggregate compensation awards under the bank’s pool-based material incentive plans

•
reviewing a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year

Independent Advisors
To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and was engaged as the committee’s independent compensation advisor effective June 2017.
Hugessen provides independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, Hugessen assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and Hugessen has not performed any services for, or received any fees from, management.
The total fees paid to Hugessen represent less than 5% of its revenue. The table below shows the fees paid to Hugessen for services provided to the HRC over the past two fiscal years.
	2020	2019
Executive Compensation-Related Fees(1)	$323,641	$231,680
All Other Fees	—	—

(1)
Fees paid reflect an increase in HRC engagement due to the unprecedented nature of the year, the impact of the pandemic on compensation, and significant policy matters, including the link between ESG and compensation.

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Committee Composition
In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant.
For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, please refer to Schedule A — Corporate Governance of this circular for information on the continuing education of the bank’s directors.
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COMPENSATION DISCUSSION AND ANALYSIS
At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” section on page 31 and “Approach to Executive Compensation” section on page 35 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.
Disclosure is presented in the following sections of this circular:
•
Approach to Executive Compensation (starting on page 35) — Provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.

•
2020 Performance and Compensation (starting on page 45) — Describes the link between actual pay and performance in 2020 for the bank’s NEOs, including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the ECP. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 58) — Provides additional information required by regulators and recommended disclosure best practices, including details about employee total rewards practices, the alignment of the bank’s executive compensation programs to the Financial Stability Board (FSB) Guidelines, how compensation is aligned with risk appetite, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

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APPROACH TO EXECUTIVE COMPENSATION
This section of the circular provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.
EXECUTIVE COMPENSATION PRINCIPLES
The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank’s strategy:
1.
Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.
Effective risk management — Verify plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank’s performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

ELEMENTS OF EXECUTIVE COMPENSATION
Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:
Element	Description
Base Salary
•
Fixed component of total compensation to provide a base level of earnings throughout the year.

•
Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation
•
Significant portion of total compensation for all executives, consisting of cash incentive and equity-based deferred compensation.

•
Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.

•
A detailed description of how variable compensation awards are determined is provided under the heading “How the Executive Compensation Plan Works” starting on page 36 of this circular.

Benefits and Perquisites
•
Provided to support the health and wellness of executives and their families.

•
Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.

•
Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement Arrangements
•
Provided to support the financial well-being of executives in retirement.

•
Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.

•
Additional details regarding the pension plans can be found starting on page 64 of this circular.

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HOW THE EXECUTIVE COMPENSATION PLAN WORKS
The CEO and other NEOs, as well as approximately 2,000 of the bank’s most senior executives, participate in the ECP. There are four key steps in determining variable compensation awards under the ECP:
Establishing Target Total Direct Compensation
Under the ECP, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.
Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies
The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. The following companies were considered when determining target compensation for fiscal 2020 for the NEOs:
•
Canadian Peers (all Canadian-based NEOs) — Large Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

•
U.S. Peers (Mr. Braca) — Foreign financial institutions with U.S. operations: BBVA USA, BMO Financial Group, BNP Paribas CIB, MUFG Bank Ltd., Royal Bank of Canada, and Santander Bank NA.

The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank’s most senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value over the long term.
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Evaluating Business Performance
Under the ECP, the pool of funds available for allocation as variable compensation awards is determined based on a combination of annual business metrics and other factors, including a risk adjustment. A business performance factor (BPF) is calculated for each of the bank’s business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a BPF:
How We Assess Business Performance — Annual Business Metrics
At the start of each fiscal year, the HRC establishes the NIAT, customer experience, and ROTCE targets that are used to evaluate business performance at the end of the performance year.
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the year. The bank’s performance against these measures and targets impacts the funding of the ECP pool by up to +/- 20%. This collar aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The collar is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as we believe that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the ECP, representing 70% of the weighting for annual business metrics.
The bank calculates results, including NIAT, in two ways — “reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank removes “items of note” from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. Items of note are subject to a comprehensive governance process, including review by the Audit Committee and subsequent approval by the board, and a full reconciliation between reported and adjusted results is provided in the financial statements released by the bank.
The HRC believes that adjusted results provide a better understanding of underlying performance and, as a result, the adjusted NIAT results disclosed in the financial statements are used in the assessment of business performance for setting targets and calculating results in the ECP.
The following table provides a summary reconciliation of adjusted to reported net income after tax in 2020:
(millions of Canadian dollars)
Net income — adjusted	9,968
After tax adjustments of items of note
Amortization of intangibles(1)	(225)
Net gain on the sale of the Bank’s investment in TD Ameritrade(2)	2,250
Charges associated with the acquisition of Greystone(3)	(98)
Total adjustments for items of note	1,927
Net income — reported	11,895

(1)
Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in

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TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
(2)
On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (the “Schwab transaction”). As a result, the Bank recognized a net gain on sale of its investment in TD Ameritrade primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

(3)
On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

Please see “How the Bank Reports” on page 19 of the bank’s 2020 annual report for further explanation. The items of note are disclosed in Table 3 on page 20 of the bank’s 2020 annual report.

How We Set NIAT Targets and Assess Year-End Results
For fiscal 2020, the committee established NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g. gross domestic product growth) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.
Critical to the bank’s approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year. This process is used to assist the committee in determining whether or not to make discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than 1 million customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank’s strategy.
Customer experience in the bank’s various businesses is evaluated using the Legendary Experience Index (LEI). LEI asks customers whether or not they perceive their recent experience with TD to have been exceptional and, on the basis of that experience, how likely they would be to do additional business with TD should they have financial needs in the future. Customers are asked to rate their experience and future business intention on a 10-point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects the percentage of customers who gave a score of 9 or 10. Thus, an LEI score of 67.6 means that a weighted average of 67.6% of customers who provided feedback gave the bank a score of 9 or 10 out of 10 when assessing their experience or future business intention.
Within the ECP, customer experience results for the NEOs, including the CEO, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.
Return on Tangible Common Equity (ROTCE) — To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE is one of the key annual business metrics with a weighting of 10%. ROTCE performance is evaluated relative to the median of the large Canadian banks (including TD).
How We Assess Business Performance — Other Factors
In addition to the annual business metrics, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance against strategic initiatives identified at the beginning of the year. These factors are assessed using comprehensive scorecards, including a number of quantitative and qualitative metrics. The following provides a description of each of these components.
Risk Adjustment — The bank’s strategy incorporates a disciplined approach to risk management which is detailed beginning on page 59 of this circular. The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the Chief Risk Officer (CRO) provides his assessment of performance relative to the risk appetite for the year (additional details on the assessment are provided on page 61). This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate. Risk adjustments can only be
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used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including earnings per share (EPS) growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, return on equity (ROE) (1 and 5 year), NIAT growth, provisions for credit losses (PCL) (including PCL impaired and PCL performing), NIAT excluding PCL performing, operating leverage, insurance claims and related expenses, pre-tax pre-provision (PTPP) earnings, and non-adjusted metrics, including total shareholder return (TSR) (1 and 3 year). The scorecard allows the committee to complete a holistic assessment of performance both during the year, and over the medium-term as appropriate. When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/− 10% (with typical results within a +/− 2.5% range), and the final impact aligned with the overall assessment of performance during the year.

Benchmark Companies
For 2020, ROTCE and relative performance were assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.
The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.
Note: Revenue is for the 2020 fiscal year, assets and market capitalization are as of October 31, 2020.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	949.3	25.2	51.2
Canadian Imperial Bank of Commerce	769.6	18.7	44.4
Royal Bank of Canada	1,624.5	47.2	132.5
The Bank of Nova Scotia	1,136.5	31.3	67.1

TD	1,715.9	43.6	106.7
TD’s rank (out of 5)	1	2	2
Strategic Initiatives — At the beginning of the year, the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation. Impact to compensation can be either positive or negative to reflect performance during the year.

2020 Strategic Initiatives/Enterprise Priorities
For fiscal 2020, the HRC approved the following five enterprise priorities:
•
Distribution Transformation: As consumer preferences change, the bank will take a holistic approach to rethink our distribution approach to elevate the advice and customer service proposition with the accelerated development of digital capabilities and investment in our branch distribution channel, and a focus on personal and connected experiences across all channels.

•
End-to-end Customer Journeys: The bank will reimagine customer journeys through the lens of customer needs and expectations across the entire value chain from research to advice to fulfillment and servicing to drive speed, quality, and efficiency for our colleagues and customers.

•
Operational Excellence: The focus is on achieving operational excellence across three dimensions: enhancing bank security, optimizing and simplifying end-to-end business processes, and leveraging the available capabilities, tools and technology.

•
Data and Analytics: To be a data-driven organization, the bank will build a foundational data capability that powers highly relevant customer and colleague interactions, optimized business decisions and efficient operational processes.

•
Colleague Experience: This priority includes objectives that focus on colleague engagement, as well as learning, development and capability building initiatives in support of the ongoing transformation of the bank and its workforce.

Discretion — The committee’s objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and the committee has the
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ability to apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including material unexpected events that occurred during the year.
In the event the bank were to experience negative outcomes not reflected in the compensation funding, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes beyond the +/− 20% impact associated with the annual business measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, variable compensation awards (including cash and equity) may be reduced to zero.
When making its final decision on funding of the ECP pool for a year, the committee considers the bank’s overall performance and retains the discretion to make adjustments to the result generated by the ECP funding framework if the committee believes that such adjustments are necessary to appropriately align pay with performance. No such discretion was exercised in respect of 2020. Please see “Letter to Shareholders” beginning on page 27 for further information.
Determining Funds Available to Allocate
At the end of the fiscal year, the aggregate funds available for allocation as year-end variable compensation awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:
Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year.
Evaluating Individual Performance to Determine Individual Awards
Once the aggregate funds available for allocation are determined, variable compensation awards for each executive are determined so as to reflect individual performance based on consideration of relevant factors.
The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/− 20% of calculated funds available (i.e., individual variable compensation target multiplied by the applicable BPF). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.
An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to TD, including financial, operational, customer experience, risk, colleague and ESG objectives as appropriate for the role. All executives are assessed against risk management, Code of Conduct and Ethics (the Code), and control framework observance, including operating in a manner consistent with the Risk Appetite, and with the cultural and behavioural standards and guidelines embodied in the Code and shared commitments. These include ESG-related elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity.
Pay Mix
Once final compensation for the year is determined, variable compensation awards are separated into cash incentive and equity compensation awards in accordance with minimum deferral levels established by the bank. The pay mix reflects the bank’s balanced approach to compensation, ensuring alignment of executive interests to the short-, mid- and long-term performance of the bank. Equity compensation in the form of PSUs (mid-term incentives) and stock options (long-term incentives) represents the most significant
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component of compensation for senior executives. This focus on equity compensation highlights the importance the bank places on ensuring that executive interests are tied to the sustainable growth and long-term performance of the bank, a key component of the bank’s compensation philosophy.
Deferral levels are based on title for the majority of executives, with the amount deferred increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals, the mix of compensation is aligned with regulatory expectations.
The following graph provides a summary of average target pay mix by level for participants in the ECP.
As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.
The following section provides additional details on PSUs and stock options.
Performance Share Units (PSUs)
PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, cliff vest, and are subject to an adjustment at grant and maturity to reflect bank performance over a four-year performance period.
To align with the bank’s pay for performance philosophy, PSUs are not guaranteed and the final value is determined at the end of a four-year performance period after considering various performance measures over the three stages of the award cycle: (1) at award, (2) during the three-year vesting period, and (3) at award maturity. The performance measures include quantitative measures, discretionary factors, and both relative and absolute share price performance.
The resulting outcome of the PSU program is a cumulative quantitative performance range of 64% to 144% of target during the four-year performance period. This performance range is then further impacted by discretionary factors and the bank’s share price at maturity, since the final award value is dependent on changes in the stock price between grant date and maturity, creating a substantially wider potential range of outcomes.
As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank’s risk appetite, while aligning compensation outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive leverage. This approach is aligned with the bank’s risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the 2008/2009 financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking.
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The following graph and table outline the quantitative measures and discretionary factors in each of the three stages.
Four-Year Performance Period	Performance Measures
Stage 1: Award Date	Quantitative Measures: • BPF impact of +/− 20% based on annual business metrics of adjusted NIAT, customer experience and ROTCE.
Performance of 0% to 130% during the fiscal year prior to award
Other Factors:
•
BPF is adjusted from 0% to 130% based on risk adjustment, relative performance, strategic initiatives and discretion. There is no limit on potential reductions.

•
Individual awards are allocated based on performance against objectives, calibration to peers, and consideration of risk, control and misconduct outcomes.

Stage 2: Three-year Vesting Period	Quantitative Measures: • Impact of +/− 20% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR − average peer TSR) × 3 + 100%
Performance of 0% to 120% between the award date and the vest date	Other Factors: • The committee may cancel all or a portion of outstanding unvested share units in certain circumstances, including non-compliance with the bank’s risk appetite.
Stage 3: Award Maturity	The final award value is dependent on changes in the stock price and dividends awarded between grant date and maturity.
As can be seen from the foregoing, the impact of the performance adjustment at stages 1 and 2 creates a potential performance range from 64% (80% in stage 1 multiplied by 80% in stage 2) to 144% (120% in stage 1 multiplied by 120% in stage 2), before the impact of changes in the stock price over the three-year term of the PSUs (a performance related measure) and any discretion exercised by the committee (which discretion would also be performance related in all likelihood). As stated above, the bank believes that this range in the program design incents management behaviour which grows the bank’s business but does not encourage behaviour which exceeds the bank’s risk appetite or contravenes the Code, thereby striking a balance which is consistent with the bank’s risk appetite and appropriate for an entity such as the bank, which is subject to prudential regulation.
Consistent with the design of the program as outlined above, in respect of 2020, the NEOs received PSUs under the ECP with a value equal to 87.3% of target, equivalent to the BPF for the year.
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In addition to the performance adjustments outlined above, unvested awards may be cancelled in the event of resignation or termination, executives terminated for cause as a result of conduct or other issues forfeit all unvested PSUs, and all variable compensation is subject to clawback (refer to page 61 under the header Reduction, Forfeiture, and Clawback of Variable Compensation).
Stock Options
A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Stock options are awarded based on the business performance factor (i.e. adjusted NIAT, customer experience, ROTCE, risk adjustment, relative performance, strategic initiatives, discretion) and individual performance (performance against objectives, calibration to peers, consideration of risk, control and misconduct outcomes) as outlined on pages 37 to 40 of this circular. Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.
The final value of stock options depends on the increase in share price between the date of grant and the date of exercise. Unvested awards may be cancelled in the event of resignation or termination, and may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite (refer to pages 61 and 62 for detailed information regarding risk adjustments to compensation). All variable compensation is subject to clawback as outlined on page 61.
Deferred Share Units (DSUs) and Vesting Share Units (VSUs)
In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into DSUs. DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive VSUs which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 69.
ESG and Executive Compensation (2020)
Citizenship and ESG are a key part of the bank’s strategy, and are critical to delivering on the bank’s purpose, which is to enrich the lives of our customers, colleagues and communities. In support of this purpose, the bank has defined a range of ESG objectives as well as launched the TD Ready Commitment, a corporate citizenship platform focused on a more inclusive and sustainable tomorrow. The bank provides extensive public reporting on ESG objectives and the TD Ready Commitment. Additional information regarding the bank’s approach to ESG matters is set out on page 22.
One of the objectives of the bank’s executive compensation program is to reward executives for successfully executing the bank’s strategy, which includes ESG factors. As evidenced through the bank’s reporting, ESG is a complex and constantly evolving topic, with a wide variety of measures, many of which are subjective, that are used to evaluate progress. Reflecting this complexity, the bank has embedded ESG-related elements in the determination of executive compensation in a number of ways, including in the determination of the business performance factor and in the evaluation of individual performance as described more fully below.
Business Performance Factor
The bank’s ESG-related objectives, which are publicly reported in the bank’s annual ESG Report, incorporate goals across a number of key categories, including customers, colleagues, community, environment and governance. Customer experience and colleague experience were also two of the metrics used to evaluate business performance under the ECP in 2020 and had a direct impact on the determination of variable compensation for executives:
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•
Customer experience represents 20% of the weighting of annual business metrics in the business performance factor. As described on page 38, customer experience is evaluated using LEI for both the ESG scorecard and the ECP.

•
Colleague experience was one of the five enterprise priorities agreed upon by the human resources committee and the CEO as strategic initiatives for 2020. This priority includes objectives that focus on colleague engagement, as well as learning, development and capability-building initiatives in support of the ongoing transformation of the bank and its workforce. Progress against the colleague experience priority, along with the other enterprise priorities, can result in positive or negative impact on the business performance factor based on a comprehensive assessment of progress against each of the priorities by the human resources committee, as described on page 39.

Evaluating Individual Performance to Determine Individual Awards
Individual performance in the ECP is assessed against the following programs and principles which reflect and support the achievement of the bank’s ESG goals, and this assessment of performance is a key determinant of individual variable compensation awards:
•
Performance against individual objectives aligned with organizational goals, business targets, scorecards, and principles important to the bank, including financial, operational, customer experience, risk, colleague and ESG objectives as appropriate for the role. For members of the senior executive team, including the CEO, this includes assessment relative to diversity and inclusion representation goals aligned to the bank’s diversity and inclusion pillars;

•
Consistency with the bank’s Risk Appetite Statement, the Code, and other programs and principles embedded in the bank’s management system which reflect and support the achievement of the bank’s ESG goals; and

•
Cultural and behavioural standards and guidelines embodied in the bank’s shared commitments, which include ESG-related elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity, and the human resources policies and programs which measure and support progress towards the bank’s diversity goals and which underpin the bank’s talent strategy.

ESG and Executive Compensation (new for 2021)
To recognize and reflect the importance of ESG for all of our stakeholders, in 2021 the bank is building on the existing links, and formally incorporating a number of additional ESG metrics in the ECP for the Senior Executive Team. These new ESG metrics will supplement customer experience, and will have a combined weighting of 20%.
The new ESG metrics are related to the bank’s overall ESG strategy, and include objectives related to climate change, diversity and inclusion, and employee engagement.
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2020 PERFORMANCE AND COMPENSATION
This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the ECP, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the bank’s NEOs as required by the Canadian Securities Administrators.
2020 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN
For details regarding the following four steps used to determine annual compensation awards under the ECP refer to the “How the Executive Compensation Plan Works” section on page 36 of this circular.
Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.
Evaluating Business Performance in 2020
The committee discussed the impact of the pandemic on the compensation of executives and other employees at five of its eight meetings in 2020. In the early stages of the pandemic, the committee determined not to make prospective mid-year changes to the ECP measurements and targets because it was not possible to responsibly set new parameters in the face of the uncertainty in the economic outlook, market volatility and the bank’s extraordinary operational challenges. Later in the fiscal year the committee again considered the bank’s overall performance in the face of the pandemic in preparation for its year-end decision-making process and sought input from its independent advisor on, among other things, developing industry practices and thinking in North America.
Having considered all the factors it deemed relevant, the committee decided that the output of the ECP funding formula appropriately aligned executive pay with the bank’s performance in 2020 and that it was neither desirable nor necessary to make any discretionary adjustments.
The following diagram summarizes the calculation of the business performance factor for the NEOs, including the CEO, for 2020.
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Additional details on the BPF calculations are provided in the following table.
Measures	Description of 2020 Performance
Annual Business Metrics	• The following table summarizes the results against the targets that were established for the annual business metrics during 2020 for the NEOs, including the CEO:
		2020 Target	2020 Adjusted Results(1)	Weighting	Impact on Factor(2)
	NIAT ($ in millions)	$12,762	$9,968	70%	–14.0%
	Customer Experience(3)	67.7%	67.6%	20%	–0.1%
	ROTCE(4)	13.3%	15.3%	10%	1.4%
				Total	–12.7%

•
The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2020, including expectations regarding the external environment (e.g., gross domestic product growth) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. The committee believed that the targets that were established included an appropriate level of challenge based on assumptions regarding the external factors that the bank would encounter during the year.

•
Customer experience results are a composite of a number of different calculations in the bank’s different businesses. Each year, the weighting of the composite is reviewed and refined as appropriate to reflect business changes and to align the underlying measures with appropriate behaviours in the bank’s employees.

•
ROTCE is evaluated in comparison to the median ROTCE of the five major Canadian banks (including TD).

•
At the end of the year, the final adjusted NIAT, customer experience, and ROTCE results were compared to the targets that were established, and the impact on the business performance was calculated as outlined above.

Risk Adjustment
•
A discussion of how the committee considers risk adjustments in the determination of the business performance factor is provided beginning on page 59.

•
Following consideration of the assessment of performance relative to the risk appetite by the CRO, the committee did not make any risk adjustments for 2020 awards.

Relative Performance
•
The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics(1), including revenue growth, expense growth, efficiency ratio, NIAT growth, EPS growth (1 and 3 year), ROE (1 and 5 year), provisions for credit losses (PCL) (including PCL impaired and PCL performing), NIAT excluding PCL performing, operating leverage, insurance claims and related expenses, pre-tax pre-provision (PTPP) earnings, and non-adjusted metrics, including TSR (1 and 3 year).

•
In 2020, the committee determined that overall the bank performed below median compared to the broader peer group. An adjustment at the low end of the typical range was appropriate given that the bank responded well to the pandemic.

•
After considering all of the above, and discussing relative performance with senior management, the committee determined that it was appropriate to apply an adjustment of -1.0% related to relative performance during the year for the NEOs, including the CEO.

Strategic Initiatives
•
At the beginning of the year, the committee approved the following five enterprise priorities: distribution transformation, end-to-end customer journeys, operational excellence, data and analytics, and colleague experience. Additional details on the priorities for 2020 can be found on page 39 of this circular.

•
After considering a comprehensive assessment of progress during the year, including performance against qualitative and quantitative objectives that were established for each of the priorities, the committee determined that management in aggregate delivered on critical objectives while responding effectively to the challenges caused by the pandemic, and a corresponding impact of 1.0% was appropriate.

Discretionary Adjustments
•
At year-end, the committee considers any other relevant factors when determining the final business performance factors.

•
Because of the unprecedented and unanticipated impact of the pandemic, the committee considered a variety of possible bases for discretionary adjustments to modify this result, as outlined on page 28.

•
Having considered all the factors it deemed relevant, the committee decided that the output of the ECP funding formula appropriately aligned executive pay with the bank’s performance in 2020 and that it was neither desirable nor necessary to make any discretionary adjustments.

Final Business Performance Factor
•
The end result after combining the factors above was a business performance factor of 87.3% for the NEOs, including the CEO, which the committee determined was appropriate given performance during the year.

(1)
Refer to footnote 2 on page 30 for additional information.

(2)
The bank’s performance against the targets that were established at the beginning of the year impacts the funding of the ECP pool by up to +/- 20%, in aggregate. This aligns the plan with the bank’s risk appetite and desired culture, avoiding creating an incentive for inappropriate risk taking.

(3)
Customer experience results are based on survey measurement programs that track customers’ experiences with TD. Details on the methodology used to determine the results can be found on page 38 of this circular.

(4)
Refer to footnote 4 on page 30 for more information.

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Determining Funds Available for 2020
A business performance factor of 87.3% meant that the committee could allocate aggregate variable compensation awards to the NEOs, including the CEO, equal to 87.3% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor.
Evaluating Individual Performance to Determine Individual Awards
CEO
The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the ECP. The individual performance of the bank’s CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the Board Chair and the chair of the HRC. The assessment included a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members, and included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and ESG objectives.
After considering the results of this annual assessment, and with the benefit of advice from its independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards. For 2020, variable compensation was awarded at 12.7% below target, equal to the funding available under the ECP.
OTHER NEOs
The final stage in determining year-end awards for the other NEOs under the ECP involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague and ESG objectives, as appropriate for the role. The assessment for the NEOs included progress on talent and diversity initiatives, as well as their contributions to the enterprise priorities of distribution transformation, end-to-end customer journeys, operational excellence, data and analytics, and colleague experience.
To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the head of human resources met with the chief auditor, the group head and general counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the chief financial officer, the CRO, the chief compliance officer, the chief auditor and the global chief anti-money laundering officer.
Based on the results of the annual assessment process outlined above and the CEO’s recommendation, the committee considered and approved the NEOs’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards. For 2020, variable compensation was awarded at 12.7% below target for all NEOs, equal to the funding available under the ECP.
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Bharat Masrani
Group President and Chief Executive Officer, TD Bank Group
Mr. Masrani is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani establishes the strategic direction for the bank and allocates the bank’s financial and human capital. Mr. Masrani is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance
Mr. Masrani provided steady leadership in 2020 which enabled the bank to:
•
Maintain uninterrupted core services and appropriate financial support for customers in the face of unprecedented constraints on its operations flowing from the COVID-19 pandemic;

•
Play a significant role in the delivery of government programs to support the Canadian and U.S. economies;

•
Support the bank’s employees through the disruption to their personal and work lives arising from the pandemic; and

•
Maintain the bank’s financial capacity to support its employees and customers and retain the confidence of financial markets.

While demonstrating resilience in responding to the challenges resulting from the pandemic, the bank continued to make meaningful progress on the strategic enterprise priorities referred to on page 39. During the year the bank exchanged its interest in TD Ameritrade for an investment in The Charles Schwab Corporation, which operates one of the leading retail investment management and brokerage businesses in the U.S. This transformative transaction makes TD the largest shareholder of one of the most highly regarded and innovative investment firms in the U.S. with US$6 trillion in client assets. In addition:
•
TD was named Most Innovative Digital Bank by Global Finance for the second consecutive year;

•
TD recognized as one of Canada’s Best Workplaces™ for the 15th consecutive year and TD named to the Bloomberg Gender-Equality Index for the fourth year in a row;

•
TD was included in the Dow Jones Sustainability World Index for the seventh consecutive year and this year was the only North American bank so recognized; and

•
TD supported colleagues through the pandemic, increasing employee engagement results by 4 basis points, and achieving top quartile performance as measured against a normative database of global companies.

CEO Compensation
After considering the funding under the ECP, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $10,442,000, $1,308,000 below his target of $11,750,000. Variable compensation was awarded at 12.7% below target, equal to the funding available under the ECP.
	2020 Actual	2019 Actual	2020 Actual Pay Mix
Salary	$1,450,000	$1,450,000
Variable Compensation	$8,992,000	$10,176,000
Cash Incentive	$1,790,000	$2,025,000
Performance Share Units	$4,825,340	$5,461,170
Stock Options (rounded)	$2,376,660	$2,689,830
Total Direct Compensation	$10,442,000	$11,626,000
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CEO Compensation Over Time
The following table compares the grant date value of compensation awarded to Mr. Masrani from 2016 – 2020 in respect of performance as CEO with the actual value received from compensation awards.
The actual total direct compensation value for the fiscal years noted represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2020.
Year	Total Direct Compensation Awarded (000s)(1)	[A] Realized Pay (000s)(2)	[B] Realizable Pay (000s)(3)	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2020 (000s)	Value of $100
					Period	CEO(4)	Shareholder(5)
2016	$8,950	$8,901	$970	$9,871	10/31/15 to 12/31/20	$110	$163
2017	$10,850	$8,359	$0	$8,359	10/31/16 to 12/31/20	$77	$138
2018	$13,645	$3,429	$7,198	$10,627	10/31/17 to 12/31/20	$78	$111
2019	$11,626	$3,475	$5,670	$9,145	10/31/18 to 12/31/20	$79	$108
2020	$10,442	$3,240	$4,837	$8,077	10/31/19 to 12/31/20	$77	$100
					Weighted Average	$83	$124
Share Ownership — Mr. Masrani exceeds his share ownership requirement of $14,500,000.
	Actual Share Ownership at December 31, 2020				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(6)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
10	60,238,718	21,661,520	16,804,481	98,704,719	56.48	68.07

(1)
Includes salary and variable compensation awarded at year-end in respect of performance during the year, and a special one-time stock option award of $1,900,000 for Mr. Masrani in 2018.

(2)
Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the exercise value of options granted during the period.

(3)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.

(4)
Represents the realized and realizable value to Mr. Masrani for each $100 awarded in total direct compensation during the fiscal year indicated.

(5)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

(6)
The value of Mr. Masrani’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $8,396,493.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   49

Riaz Ahmed
Group Head and Chief Financial Officer, TD Bank Group
Mr. Ahmed is responsible for the overall financial strategy and management of TD, including financial analysis, planning, performance measurement and analysis and statutory reporting, as well as for leading the tax and investor relations function. Mr. Ahmed is also responsible for Corporate Transformation, Strategic Sourcing, Treasury and Balance Sheet Management, Corporate Development, Enterprise Real Estate, and Enterprise Strategy.

2020 Performance
As Group Head and Chief Financial Officer, Mr. Ahmed leads a number of enterprise functions that are critical to the performance of the bank. During the year, he worked closely with the SET and other partners across the bank in shaping TD’s response to the COVID-19 pandemic, including:
•
Leading the bank’s Financial Incident Management and Financial Crisis Management Teams;

•
Engaging with supervisory authorities to develop and implement policies and programs to mitigate the impact of the crisis;

•
Addressing the implications of the crisis for the bank’s growth, strategic risk and business mix; and

•
Overseeing the prudent management of expenses and investments across the bank.

Mr. Ahmed oversaw merger and acquisition activity, including the exchange of the bank's investment in TD Ameritrade for an investment in The Charles Schwab Corporation, which operates one of the leading retail investment management and brokerage businesses in the U.S. This transformative transaction makes TD the largest shareholder of one of the most highly regarded and innovative investment firms in the U.S. with US$6 trillion in client assets. In addition, employee engagement results in his functions remained strong, improving over 2019 with positive results on the bank's response to the pandemic.
After considering his overall performance, the business performance factor for the NEOs (which is driven largely by the bank’s financial performance), and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Ahmed of $3,347,175 for 2020. Variable compensation was awarded at 12.7% below target, equal to the funding available under the ECP. The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years.
	2020 Actual	2019 Actual	2020 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$2,597,175	$2,940,000
Cash Incentive	$908,175	$1,028,750
Performance Share Units	$1,131,630	$1,280,537
Stock Options (rounded)	$557,370	$630,713
Total Direct Compensation	$3,347,175	$3,690,000
Share Ownership — Mr. Ahmed exceeds his share ownership requirement of $4,500,000.
	Actual Share Ownership at December 31, 2020				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(1)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	28,727,437	18,539,100	4,076,325	51,342,862	63.02	68.46

(1)
The value of Mr. Ahmed’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $432,845.

50   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Bob Dorrance
Group Head, Wholesale Banking, TD Bank Group
Chairman, CEO & President, TD Securities
Mr. Dorrance is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior customer and colleague experience.

2020 Performance
Under Mr. Dorrance’s leadership, the Wholesale Banking segment delivered record net income of $1.4 billion in 2020, an increase of $0.8 billion compared with the prior year. Other business highlights during the year included:
•
Acted as joint active bookrunner on Air Canada’s $1.6 billion share offering and private placement of convertible notes, and joint active bookrunner on Brookfield Renewable Partner’s $500 million secondary offering, reinforcing TD Securities’ leadership position in the Canadian market;

•
Maintained top-two dealer status in Canada (for the calendar period ended October 31, 2020)(1) in key businesses: #2 in equity options block trading; #1 in syndicated loans (on a rolling twelve-month basis); #2 in government debt underwriting; and #2 in corporate debt underwriting;

•
Continued to strengthen the bank’s position in the ESG space, by participating in over 40 green, social and sustainable bond transactions; and

•
Established a Sustainable Finance and Corporate Transitions Group to provide clients with advisory services and transition and sustainability-focused financing globally.

Employee engagement results during the year were strong, with the employee engagement index for Wholesale Banking increasing 8 basis points from 2019. In addition, TD Securities U.S. was named one of the Best Places to Work for LGBTQ Equality by Human Rights Campaign.
After considering his overall performance, the business performance factor for the NEOs (which is driven largely by the bank’s financial performance), and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Dorrance of $8,465,750 for 2020. Variable compensation was awarded at 12.7% below target, equal to the funding available under the ECP. Mr. Dorrance also received a one-time PSU award of $950,000 (subject to the same performance conditions as the PSUs awarded in December 2020) in recognition of his performance and significant achievements in 2020, including a 133% year-over-year increase in NIAT that was well in excess of performance targets that were established for TD Securities at the beginning of the year. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years.
	2020 Actual	2019 Actual	2020 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$7,715,750	$6,650,000
Cash Incentive	$2,367,750	$2,327,070
Performance Share Units	$3,896,660	$2,896,363
Stock Options (rounded)	$1,451,340	$1,426,567
Total Direct Compensation	$8,465,750	$7,400,000
Share Ownership — Mr. Dorrance exceeds his share ownership requirement of $8,500,000.
	Actual Share Ownership at December 31, 2020				Multiple of Target Total Direct Compensation
		Share Units
Required Multiple(2)	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
1	41,083,713	57,296,530	10,918,439	109,298,682	11.57	12.86

(1)
Rankings reflect TD Securities’ position among Canadian peers in Canadian product markets. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Syndicated loans: deal volume awarded equally between the Bookrunners, Source: Bloomberg. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg.

(2)
Mr. Dorrance’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   51

Teri Currie
Group Head, Canadian Personal Banking, TD Bank Group
Ms. Currie is responsible for the leadership of Canadian Personal Banking, more commonly known as TD Canada Trust, which includes Community Banking and Personal Banking Products as well as Canadian Credit Cards. Ms. Currie is accountable for developing and implementing plans and strategies to achieve market share, profitability and other financial objectives, while delivering superior customer and colleague experience.

2020 Performance
Under Ms. Currie’s leadership, the Canadian Personal Banking segment helped customers and colleagues navigate COVID-19 by:
•
Supporting access to bank and government relief and payment deferral programs;

•
Enhancing online and mobile capabilities, which led to a significant increase in self-serve transactions and digital adoption;

•
Making changes across businesses to adapt to the COVID-19 pandemic and support the health and safety of customers and colleagues;

•
Redeploying colleagues on short-term assignments across the bank to help manage customer volumes and provide colleagues with development opportunities; and

•
Launching the new TD Ready Advice program, including an online resource hub, tools like the TD Helps Support Finder, and direct outreach to customers to offer personalized advice.

In 2020, TD Canada Trust continued to support new and existing customers as evidenced by strong volume growth and market share(1) across key businesses: personal chequing and savings deposit volumes growth of 18%; real estate secured lending loan volume growth of 5%; #1 market share in personal deposits and credit cards; and #2 market share in real estate secured lending and personal loans.
In addition, employee engagement continued to be strong with employee experience results 3 basis points above the overall bank, consistent with top decile performance against a normative database of global companies.
After considering her overall performance, the business performance factor for the NEOs (which is driven largely by the bank’s financial performance), and the CEO’s recommendation, the committee approved final total direct compensation for Ms. Currie of $4,678,500 for 2020. Variable compensation was awarded at 12.7% below target, equal to the funding available under the ECP. The following table highlights the final total direct compensation awarded to Ms. Currie for the past two years.
	2020 Actual	2019 Actual	2020 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$3,928,500	$5,545,000
Cash Incentive	$1,374,500	$1,906,100
Performance Share Units	$1,711,180	$2,685,563
Stock Options (rounded)	$842,820	$953,337
Total Direct Compensation	$4,678,500	$6,295,000
Ms. Currie received a one-time PSU award of $750,000 in 2019 to recognize her performance and significant achievements in 2019.
Share Ownership — Ms. Currie exceeds her share ownership requirement of $4,500,000.
	Actual Share Ownership at December 31, 2020				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	378,592	4,168,400	6,611,390	11,158,382	6.06	14.88

(1)
Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2020, from The Nilson Report for credit cards as at December 2019, from the Canadian Bankers Association for Real Estate Secured Lending as at May 2020.

(2)
The value of Ms. Currie’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $432,845.

52   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Greg Braca
Group Head, U.S. Retail, TD Bank Group
President & CEO, TD Bank, America’s Most Convenient Bank®
Mr. Braca is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD’s relationships with U.S. stakeholders.

2020 Performance
As outlined above, Mr. Braca is responsible for the majority of businesses that contribute to the bank’s U.S. retail segment results. Under Mr. Braca’s leadership, the U.S. retail segment delivered a focused and unified effort to provide an exceptional customer experience during the COVID-19 pandemic, including:
•
Quickly shifted store network operating model to adhere to physical distancing guidelines to help support the safety of our customers and colleagues;

•
Funded approximately 86,000 Paycheck Protection Program (PPP) loans with a gross carrying value of US$8.2 billion; and

•
Revamped TD Cares, the customer assistance program, providing access to payment deferrals, fee waivers and other forms of assistance to meet the unique financial needs of more than 400,000 customers affected by the pandemic.

During the year, the U.S. retail segment continued to win the trust of new and existing customers as evidenced by strong volume growth across key businesses: personal banking deposit volume growth of 10%; business banking deposit volume growth of 26%; and residential mortgages loan volume growth of 15%.
Employee engagement results during the year were strong, with the employee engagement index for U.S. retail increasing 6 basis points from 2019. In addition, TD Bank, America’s Most Convenient Bank®, was recognized as one of the Best Places to Work in the 2020 Disability Equality Index (DEI) for a fifth consecutive year.
After considering his overall performance, the business performance factor for the NEOs (which is largely driven by the bank’s financial performance), and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Braca of US$3,587,250 for 2020. Variable compensation was awarded at 12.7% below target, equal to the funding available under the ECP. The following table highlights the final total direct compensation awarded to Mr. Braca for the past two years.
	2020 Actual	2019 Actual	2020 Actual Pay Mix
Salary	US$ 750,000	US$ 750,000
Variable Compensation	US$2,837,250	US$3,210,000
Cash Incentive	US$ 992,250	US$1,123,000
Performance Share Units	US$1,561,275	US$1,766,000
Stock Options (rounded)	US$ 283,725	US$ 321,000
Total Direct Compensation	US$3,587,250	US$3,960,000
Share Ownership — Mr. Braca exceeds his share ownership requirement of $6,049,800(1).
	Actual Share Ownership at December 31, 2020				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	531,369	2,289,666	7,398,667	10,219,702	2.80	10.14

(1)
Mr. Braca’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2020 = 1.3444).

(2)
The value of Mr. Braca’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $2,160,856.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   53

The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the Canadian Securities Administrators.
SUMMARY COMPENSATION TABLE
The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2020, 2019, and 2018 for each of the bank’s NEOs.
Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Bharat Masrani(6)(7)(8) Group President and Chief Executive Officer, TD Bank Group	2020	1,450,000	4,825,340	2,376,698	1,790,000	0	82,953	10,524,991
	2019	1,435,097	5,461,170	2,689,841	2,025,000	907,300	118,161	12,636,569
	2018	1,334,988	5,571,720	4,644,337	2,079,000	1,596,800	89,220	15,316,065
Riaz Ahmed Group Head and Chief Financial Officer, TD Bank Group	2020	750,000	1,131,630	557,386	908,175	315,600	49,837	3,712,628
	2019	750,000	1,280,537	630,730	1,028,750	256,900	51,458	3,998,375
	2018	750,000	1,426,447	702,607	1,145,975	249,200	51,537	4,325,766
Bob Dorrance Group Head, Wholesale Banking, TD Bank Group and Chairman, CEO & President, TD Securities	2020	750,000	3,896,660	1,451,343	2,367,750	N/A	26,933	8,492,686
	2019	750,000	2,896,363	1,426,598	2,327,070	N/A	25,787	7,425,818
	2018	750,000	3,544,970	1,746,049	2,849,000	N/A	25,298	8,915,317
Teri Currie Group Head, Canadian Personal Banking, TD Bank Group	2020	750,000	1,711,180	842,851	1,374,500	303,000	38,833	5,020,364
	2019	750,000	2,685,563	953,377	1,906,100	240,000	50,269	6,585,309
	2018	750,000	1,913,566	696,279	1,135,200	236,700	49,998	4,781,743
Greg Braca(9) Group Head, U.S. Retail, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank®	2020	1,008,300	1,993,592	362,318	1,333,981	29,342	65,504	4,793,037
	2019	997,050	2,331,297	423,789	1,492,916	26,721	69,237	5,341,010
	2018	965,925	2,635,905	479,163	1,610,777	25,597	63,997	5,781,364

(1)
Salary reflects base salary earned during the period November 1, 2019 to October 31, 2020.

(2)
In 2020, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Masrani, Mr. Ahmed, Mr. Dorrance, Ms. Currie, and Mr. Braca by $414,853, $97,292, $253,332, $147,120, and $63,242, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2020 awards was 15% of the share price. This is the average compensation value for stock option awards for the five years from December 2016 to December 2020, assuming an expected life equal to the full 10 year term of the stock options. The accounting fair value for the December 2020 awards is based on an expected life of 10 years, and the following additional inputs: risk free interest rate of 0.71%; volatility of 18.50%; and dividend yield of 3.61%.

(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular.

(4)
The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for NEOs are provided beginning on page 64 of this circular.

(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO’s total amount reported. For 2020, Mr. Masrani’s amount includes $49,863 in perquisite allowance; Mr. Ahmed’s amount includes $35,901 in perquisite allowance; Mr. Dorrance’s amount includes $10,070 in health and wellness fees and $7,744 in parking fees; Ms. Currie’s amount includes $35,901 in perquisite allowance; Mr. Braca’s amount includes $47,057 in perquisite allowance.

(6)
In 2018, Mr. Masrani received a special one-time stock option award of $1,900,000.

(7)
The pension value reflects that Mr. Masrani has reached normal retirement age on June 1, 2019 according to the terms of the plan. Additional information, including changes in the total pension obligation, are outlined under the heading ”Accrued NEO Defined Benefit Pension Obligation“ on page 67 of this circular.

(8)
As part of the exchange of the bank’s investment in TD Ameritrade for an investment in The Charles Schwab Corporation, Mr. Masrani was appointed to the Board of Directors of The Charles Schwab Corporation effective October 6, 2020. In addition to the compensation reported in the table above, Mr. Masrani received the following payments from The Charles Schwab Corporation either in respect of or during the period October 6, 2020 to October 31, 2020: a cash retainer of US$8,125; a stock option award of US$12,333; and a restricted stock unit award of US$18,500.

(9)
Over the three-year period reported in the table above, Mr. Braca’s compensation was awarded in U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2020 = 1.3444; 2019 = 1.3294; 2018 = 1.2879). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (2020 = 1.2769; 2019 = 1.3201; 2018 = 1.3402).

54   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

INCENTIVE PLAN AWARDS
Outstanding Option-Based Awards and Share-Based Awards
The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2020.
Name	Option-based Awards(1)					Share-based Awards(1)(2)
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Value of Options Exercised ($)	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested(3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed(3)(5) ($)
						Min(4)	Target	Min	Target
Bharat Masrani	0	36.625	Dec 13, 2020	0	3,042,556
	52,354	36.635	Dec 12, 2021	1,847,311	2,919,686
	131,280	40.540	Dec 13, 2022	4,119,566
	131,456	47.590	Dec 12, 2023	3,198,324
	141,668	52.460	Dec 11, 2024	2,756,859
	186,268	53.150	Dec 9, 2025	3,496,250
	157,224	65.750	Dec 12, 2026	970,072
	183,632	72.640	Dec 12, 2027	0
	352,268	69.390	Dec 12, 2028	891,238
	217,224	72.840	Dec 12, 2029	0
	220,432	71.880	Dec 12, 2030	8,817
						186,924	233,655	13,443,585	16,804,481	21,661,520
Total	1,773,806			17,288,439	5,962,243	186,924	233,655	13,443,585	16,804,481	21,661,520
Riaz Ahmed	63,912	40.540	Dec 13, 2022	2,005,559
	56,832	47.590	Dec 12, 2023	1,382,723
	57,188	52.460	Dec 11, 2024	1,112,878
	58,544	53.150	Dec 9, 2025	1,098,871
	50,192	65.750	Dec 12, 2026	309,685
	53,072	72.640	Dec 12, 2027	0
	53,292	69.390	Dec 12, 2028	134,829
	50,936	72.840	Dec 12, 2029	0
	51,696	71.880	Dec 12, 2030	2,068
						45,343	56,679	3,261,060	4,076,325	18,539,100
Total	495,664			6,046,612	0	45,343	56,679	3,261,060	4,076,325	18,539,100
Bob Dorrance	138,372	53.150	Dec 9, 2025	2,597,242
	119,080	65.750	Dec 12, 2026	734,724
	122,004	72.640	Dec 12, 2027	0
	132,436	69.390	Dec 12, 2028	335,063
	115,208	72.840	Dec 12, 2029	0
	134,608	71.880	Dec 12, 2030	5,384
						121,451	151,814	8,734,751	10,918,439	57,296,530
Total	761,708			3,672,413	0	121,451	151,814	8,734,751	10,918,439	57,296,530
Teri Currie	53,724	52.460	Dec 11, 2024	1,045,469
	53,220	53.150	Dec 9, 2025	998,939
	45,172	65.750	Dec 12, 2026	278,711
	48,792	72.640	Dec 12, 2027	0
	52,812	69.390	Dec 12, 2028	133,614
	76,992	72.840	Dec 12, 2029	0
	78,172	71.880	Dec 12, 2030	3,127
						73,542	91,927	5,289,112	6,611,390	4,168,400
Total	408,884			2,459,861	0	73,542	91,927	5,289,112	6,611,390	4,168,400
Greg Braca	10,952	52.460	Dec 11, 2024	213,126
	15,220	53.150	Dec 9, 2025	285,679
	14,032	65.750	Dec 12, 2026	86,577
	27,104	72.640	Dec 12, 2027	0
	36,344	69.390	Dec 12, 2028	91,950
	34,224	72.840	Dec 12, 2029	0
	33,604	71.880	Dec 12, 2030	1,344
						82,299	102,874	5,918,933	7,398,667	2,289,666
Total	171,480			678,677	0	82,299	102,874	5,918,933	7,398,667	2,289,666

(1)
Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.

(3)
Value is based on the December 31, 2020 TSX closing price for a common share of $71.92.

(4)
Represents 80% of the outstanding unvested PSUs, which is the lowest number of units determined by formula under the plan terms. However, the committee may, in its discretion, reduce or cancel outstanding unvested share units.

(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   55

Value on Vesting or Pay-Out of Incentive Plan Awards
The table below presents details of all awards that vested in the most recently completed calendar year.
		Option-based Awards		Share-based Awards
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(1) (#)	Number of Units Vested During the Year(2) (#)	Value Vested During the Year ($)
Bharat Masrani	Dec 12, 2016	157,224	963,783	—	—	—	—
	Dec 12, 2017	—	—	70,837	(7,932)	72,189	5,188,912
Riaz Ahmed	Dec 12, 2016	50,192	307,677	—	—	—	—
	Dec 12, 2017	—	—	20,472	(2,292)	20,862	1,499,582
Bob Dorrance	Dec 12, 2016	119,080	729,960	—	—	—	—
	Dec 12, 2017	—	—	47,063	(5,270)	47,961	3,447,451
Teri Currie	Dec 12, 2016	45,172	276,904	—	—	—	—
	Dec 12, 2017	—	—	18,821	(2,107)	19,180	1,378,642
Greg Braca	Dec 12, 2016	14,032	86,016	—	—	—	—
	Dec 12, 2017	—	—	26,809	(3,002)	27,320	1,963,773

(1)
The PSUs granted on December 12, 2017 vested and matured on December 12, 2020. Additional details are provided under the heading “PSU Payout Factor in 2020” below.

(2)
Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

PSU Payout Factor in 2020
The PSUs granted on December 12, 2017 vested and matured on December 12, 2020. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period ending October 31, 2020 compared to the peer comparator group and can impact the final number of units within a range of 80% to 120%. The peer comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
The following diagram summarizes the calculation of the performance factor.
Based on the bank’s relative three-year TSR versus the peer comparator group established at the time the award was granted, the calculated performance factor was calculated at 90.1%.
The bank’s share price performance in 2020 directly and materially affected the value of the maturing PSUs issued to executives in 2017. On the basis of the same considerations applicable to its judgment about the ECP, the committee decided that no discretion should be exercised in relation to the PSU plan outcomes. There was also no recommended risk adjustment.
56   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

BANK PERFORMANCE AND EXECUTIVE COMPENSATION
Five Year TSR Comparison
The following graph compares the five fiscal year TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.
Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)
Growth in Compensation Relative to Growth in Adjusted Net Income and
Market Capitalization
The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2015.
Using 2015 as a baseline, the total compensation awarded to the top five NEOs decreased 7.6%, compared to growth over the same period in adjusted net income available to common shareholders of 14% and market capitalization of 7%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (for 2016 Ms. Johnston was CFO for only a portion of the year; and for 2017 Mr. Pedersen was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank’s adjusted earnings, see note 2 on page 30 of this circular.
Cost of Management Ratio
The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.
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Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ billions)(2)	Cost of Management Ratio (%)
2020	32.54	9,701	0.34	106.7	0.03
2019	35.99	12,233	0.29	136.3	0.03
2018	39.12	11,897	0.33	133.5	0.03

(1)
For further information on the bank’s adjusted results, see note 2 on page 30 of this circular.

(2)
Market capitalization as at October 31 of each year.

Total compensation for the top five NEOs includes fiscal base salary, annual cash incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.
ADDITIONAL DISCLOSURE
The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on employee total rewards practices, alignment to financial stability board principles and risk management practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.
APPROACH TO EMPLOYEE TOTAL REWARDS
The bank’s approach to employee total rewards reflects a consistent philosophy which is applicable to all TD employees, and is focused on delivering a total rewards offering that is market competitive, performance based, appropriately prioritizes customer needs while minimizing pressure that could lead to misconduct, and promotes fair and consistent outcomes and alignment between executives and employees. To execute against this philosophy, the bank has comprehensive and well-established total rewards programs, structures, and practices that are designed to deliver appropriate outcomes for all employees.
Examples of these programs and structures include:
•
Compensation program eligibility, including both salary and incentive compensation, is based on role and level, and is applied consistently for all employees;

•
The majority of employees are paid according to well defined salary structures which provide a range of pay that is competitive in the market while allowing for appropriate variation to recognize individual performance, experience and capability;

•
These salary structures are supported by market analysis and a robust job evaluation process that measures the content of positions and organizes jobs of similar complexity and accountability together into job levels;

•
Salary structures and incentive programs are reviewed regularly with information gathered via recognized third party compensation surveys, and adjustments are made where required to achieve appropriate outcomes, including the ability to deliver market competitive pay;

•
Tools used to facilitate year-end base salary and incentive decisions include guidelines to support consistency in decision making, and additional training and other support is available to people managers;

•
Performance and compensation decisions are subject to a review process, and outcomes are monitored closely;

•
All employees (based on jurisdiction and business) participate in the same benefits programs that offer choice and flexibility in selecting coverage for medical, dental and other benefits to help support colleague health and well-being; and

•
All employees (based on jurisdiction and business) are given the opportunity to participate in the same base retirement arrangements (qualified plans in the U.S. and registered plans in Canada) to support their financial well-being in retirement.

The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2020, the bank worked with a third-party provider to complete a detailed
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statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned more than 99 cents for every dollar earned by white employees.

Role of the HRC
The HRC is responsible for monitoring the bank’s total rewards strategy, plans, policies, and practices. This is reflected in formal accountabilities for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The HRC reviews design principles and governance practices, including the appropriate consideration of conduct and other risks. In addition, the committee receives regular updates on key total reward initiatives for front line employees, and monitors compensation outcomes to confirm alignment in approach between executives and non-executive employees.
The bank continued to invest in providing a competitive total rewards offering to colleagues, preserving a base salary increase budget that allowed for broad based salary increases, and increasing certain minimum entry level wages. During the year, the committee monitored the compensation outcomes of executives relative to the outcomes of the broader employee population, including the following specific items:
•
Reviewed the business performance factors used to determine year-end incentive awards for more than 45,000 employees who participate in the bank’s large corporate incentive plans. Where the factors were below target, positive discretion was applied to partially mitigate the impact of the pandemic on the non-executive population. All factors for employees were equal to or higher than the comparable factors for executives.

•
Reviewed the year-end base salary increase budgets, confirming that the budgets for employees were no less than the outcomes for executives.

The committee was satisfied that as a result of the various programs and initiatives put in place in response to the pandemic, the compensation experience for employees was, in aggregate, more positive than the experience for executives. A detailed explanation of adjustments to total rewards programs to support and recognize colleagues during the pandemic can be found on page 27.
ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES
In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.
The bank’s compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 59 to 62) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.
Annual Independent Review of Alignment with FSB Guidelines
Each year the bank’s internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past eight years, the conclusion of the review has been a satisfactory rating.
Alignment of Compensation with Risk Appetite
The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify, assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found beginning on page 80 of the bank’s 2020 annual report. This program is aligned with the bank’s risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.
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Risk Appetite
The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy. In setting the risk appetite, the bank’s vision, purpose, strategy, shared commitments, and capacity to bear risk are all taken into account.
The core risk principles for TD’s RAS are as follows:
The bank takes risks required to build its business, but only if those risks:
1.
Fit the business strategy, and can be understood and managed.

2.
Do not expose the enterprise to any significant single loss events; TD does not “bet the bank” on any single acquisition, business, or product.

3.
Do not risk harming the TD brand.

To make meaning of the RAS, the bank establishes principles and measures at the enterprise and business segment level as appropriate. RAS principles are defined for each of the major risk categories below:
• Strategic Risk • Market Risk • Model Risk • Liquidity Risk • Legal, Regulatory Compliance and Conduct Risk	• Credit Risk • Operational Risk • Insurance Risk • Capital Adequacy Risk • Reputational Risk
Each principle is supported by qualitative and quantitative measures with identified thresholds and limits, as appropriate, to inform ongoing monitoring of performance against the bank’s RAS principles. Measures consider both normal and stress conditions and include those that can be aggregated at the enterprise level and disaggregated at the business segment level, where possible.
Performance relative to the RAS principles and measures is reported regularly to senior management, the risk committee and the board. Annually, a consolidated assessment of performance against the RAS principles and measures is prepared by risk management and is presented by the CRO to a joint session of the risk and human resources committees. This assessment is then used by the HRC as an important input to year-end compensation decisions.
Risk Culture
The bank’s risk culture starts with the “tone at the top” set by the board, CEO, and members of the SET, and is supported by the bank’s vision, purpose, and shared commitments, impacting a range of processes including objective setting and performance management. The risk culture promotes the attitudes and behaviours the bank seeks to foster where the only risks taken are those that can be understood and managed.
Ethical behaviour is a key component of the bank’s risk culture. The bank’s Code, which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.
To support the desired risk culture, risk is a key consideration throughout the compensation cycle as outlined below.
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1. Variable Compensation Plan Design
A key executive compensation principle is to design variable compensation plans that do not encourage risk taking behaviour beyond the bank’s ability to manage it. This includes incorporating appropriate risk balancing mechanisms in variable compensation plans (e.g. deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk taking.
To verify there is appropriate consideration of risk, the variable compensation plan design process for all material incentive plans (including the ECP) involves having revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions confirming the proposed design does not create an incentive for risk taking beyond the bank’s risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.
2. Aggregate Variable Compensation Award Pool
As discussed in the section titled “How the Executive Compensation Plan Works” on page 36, the aggregate variable compensation award pool available each year for plan participants is based on annual business metrics and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
The committee makes decisions regarding risk adjustments and final variable compensation award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate.
3. Individual Awards
To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk management, the Code, and control framework observance. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual by individual basis and is supported by a comprehensive enterprise-wide process under which risk, control and misconduct related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or variable compensation are made as appropriate.
As part of the process, a summary of the events identified is reviewed with the head of human resources, the group head and general counsel, and the CRO to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year.
4. Reduction, Forfeiture, and Clawback of Variable Compensation
After variable compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align variable compensation with risk adjusted performance over time.
A significant portion of variable compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.
Supporting this process, each year the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD’s control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.
In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in partial forfeiture of awards if an individual is terminated without cause, and full forfeiture of awards if an individual resigns or is terminated for cause.
All variable compensation awards under the ECP are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36 month look-back period.
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In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:
•
Breaching the Code;

•
Breaching employment or post-employment duties or obligations to TD;

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.
Share Ownership Requirements
In order to support the alignment of interests between the bank’s executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive.
If an executive has not met the applicable SOR, the executive must, upon exercising stock options, hold the amount equivalent to the gain (after tax considerations) in the form of TD common shares until the executive’s SOR under the policy has been met.
Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value following their departure.
Refer to pages 49 to 53 for details on the SOR and the value of share and share equivalents held by the CEO and the other NEOs.
Anti-Hedging/Anti-Pledging
To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank’s trading policies from the following:
•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e., a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.
Independence of Control Functions
To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit.
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MATERIAL RISK TAKERS

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank, should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incent these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.
To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code), can make decisions which impact the risk exposure of the bank in excess of $50 million.
ADDITIONAL SUMMARY COMPENSATION INFORMATION
In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, additional quantitative information is required for senior management and material risk takers.
For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs). There were 192 material risk takers identified in both 2020 and 2019, in each case excluding the NEOs.
2020 Compensation Awards
The following table summarizes the total value of compensation awarded to material risk takers in respect of 2020 and 2019. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
	2020		2019
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Fixed Compensation
Salary(1)	4.7	70.2	4.7	66.5
Variable Compensation Awards
Cash Incentive (non-deferred)	7.8	108.1	8.8	109.1
Share Units (deferred)	13.6	96.6	14.7	93.8
Stock Options (deferred)	5.6	18.0	6.1	19.5
Other Deferred Incentive(2)	0.0	2.2	0.0	3.4
Other
Guaranteed Awards(3)	0.0	0.7	0.0	0.5
Sign on Awards(4)	0.0	2.7	0.0	7.9
Severance Paid(5)	0.0	16.2	0.0	12.8

(1)
Salary is the annual (or equivalent) salary as at October 31, 2020. The methodology applied to determine this amount changed in 2020. Applying the updated methodology to the 2019 salary amounts would have resulted in a total salary paid to Material Risk Takers in 2019 of $67.8 million rather than $66.5 million.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

(3)
One individual identified as a material risk taker received a guaranteed award in 2020 versus one in 2019. This individual was a new hire, and, consistent with bank policy, the guarantee was in respect of the first year of hire only. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)
Three individuals identified as material risk takers received sign-on awards in 2020 versus seven in 2019. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

(5)
Twelve individuals identified as material risk takers received severance payments in 2020, of which the single highest severance amount paid was $3.4 million versus nine in 2019 with a highest severance amount paid of $3.4 million.

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Deferred Compensation
The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.
	2020(1)		2019(1)
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	45.8	308.2	45.5	312.2
Stock Options	1.6	3.5	5.0	13.2
Other Deferred Incentive(2)	0.0	7.8	0.0	8.9
Vested
Share Units	104.0	162.7	100.1	171.0
Stock Options	28.5	62.9	35.7	76.2
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	13.5	101.3	16.3	123.8
Stock Options	6.0	12.3	9.3	30.8
Other Deferred Incentive(2)	0.0	2.8	0.0	4.3

(1)
Based on the TSX closing price of a common share on December 31, 2020 of $71.92, and on December 31, 2019 of $72.83.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).
Adjustments to Deferred Compensation
The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end, the CRO completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2020 review, no such adjustments were made.
RETIREMENT PLAN BENEFITS

•
Mr. Masrani, Mr. Ahmed, and Ms. Currie participate in a supplemental executive retirement plan called the Executive Benefit Plan, which provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•
Mr. Braca participates in the TD 401(k) Retirement Plan, a defined contribution registered plan.

•
Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million. The NEOs participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

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Executive Benefit Plan
The bank offers each of its NEOs, other than Mr. Dorrance and Mr. Braca, an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive compensation. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Mr. Ahmed, and Ms. Currie.
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, as follows:
•
salary frozen at October 31, 2010, plus annual cash incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and salary at October 31, 2015 for service thereafter (maximum of 30 years in total); or

•
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or

•
salary with no inclusion of annual cash incentive (maximum of 35 years).

•
actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension
The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations
The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

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Pension Fund Society
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The NEOs, with the exception of Mr. Dorrance and Mr. Braca, participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani, Mr. Ahmed, and Ms. Currie.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions
4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $20,061, in 2020. All NEOs who are active participants in the plan make contributions at the maximum level.

Retirement Age	63
Reduction for Early Pension Commencement
Pension is reduced according to a formula based on the number of years and months the pension commences before their 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension
Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2020, the maximum pension is $3,092 per year of membership.
TD 401(k) Retirement Plan
TD Bank, America’s Most Convenient Bank®, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Contributions are based on the following plan provisions:
Participating NEOs	Mr. Braca
Provisions
The bank makes annual core contributions to the plan based on the age and years of service of the employee. Core contributions range between 2% – 6% of eligible compensation (up to a maximum of $150,000). Employees are also eligible to make salary deferral contributions into the plan and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation for up to a total of 4.5%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member’s account balance.

Retirement Age	65
PENSION ARRANGEMENTS FOR MR. MASRANI
Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.35 million at the time of his appointment as CEO. In 2018, Mr. Masrani’s ability to earn credited service was revised to allow him to earn up to 35 years of credited service, consistent with other Canadian employees and executives who participate in the bank’s defined benefits plans. To allow him the ability to accrue up to 35 years of pensionable service, the pension cap applicable to him was increased to $1.5 million.
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ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2019 to October 31, 2020.
Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2019(3)(4)	2020 Compensatory Change(5)	2020 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2020(3)(4)
	October 31, 2020(1)	At Age 65	October 31, 2020	At Age 65(2)
Bharat Masrani(7)	34	34	$1,273,200	$1,322,100	$21,147,800	$0	$2,106,200	$23,254,000
Riaz Ahmed	24	31	$482,700	$610,000	$7,447,400	$315,600	$527,900	$8,320,900
Teri Currie(8)	20	29	$416,400	$577,700	$6,021,500	$303,000	$455,200	$6,779,700

(1)
Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 34 years for Mr. Masrani, 24 years for Mr. Ahmed, and 20 years for Ms. Currie. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years.

(2)
The estimated pension amounts at age 65 are calculated assuming current salary and annual cash incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.

(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 24 of the bank’s audited consolidated financial statements for the year ended October 31, 2020.

(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)
Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives.

(8)
Ms. Currie was granted, as a term of her employment, an additional four years of service for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Currie’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Currie with a competitive pension at retirement age, which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION
Name	Accrued Obligation at October 31, 2019	2020 Compensatory Change(1)	Accrued Obligation at October 31, 2020
Greg Braca(2)	$976,722	$29,342	$961,180

(1)
Compensatory change represents the value of the employer contribution to the TD Bank 401(k) Retirement Plan on behalf of the named executive officer, Mr. Braca.

(2)
Mr. Braca’s compensation was awarded in U.S. dollars and reported above in Canadian dollars. The exchange rate used to convert the U.S. dollar compensation was the average month-end US/CDN closing exchange rate for the fiscal year of 1.3444 based on WM/Reuters.

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TERMINATION AND CHANGE OF CONTROL BENEFITS
Calculation of Termination Benefits
The actual amounts that a NEO would receive upon termination of employment can only be determined at the time they leave the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:
•
termination date of December 31, 2020;

•
the December 31, 2020 TSX closing price for a common share of $71.92; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2020.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.
(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)
Bharat Masrani
Deferred compensation (equity)	0.0	17.7	0.0	(24.8)	0.0
Annual pension payable	0.0	0.0	0.0	(1.1)	0.0
Severance	0.0	0.0	6.9	0.0	6.9
Total	0.0	17.7	6.9	(25.9)	6.9
Riaz Ahmed
Deferred compensation (equity)	0.0	4.2	0.0	(6.3)	0.0
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	3.6	0.0	3.6
Total	0.0	4.2	3.6	(6.7)	3.6
Bob Dorrance
Deferred compensation (equity)	0.0	11.3	0.0	(3.3)	0.0
Annual pension payable	N/A	N/A	N/A	N/A	N/A
Severance	0.0	0.0	6.6	0.0	6.6
Total	0.0	11.3	6.6	(3.3)	6.6
Teri Currie
Deferred compensation (equity)	0.0	6.7	0.0	(2.8)	0.0
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	4.5	0.0	4.5
Total	0.0	6.7	4.5	(3.2)	4.5
Greg Braca
Deferred compensation (equity)	0.0	7.5	0.0	(2.7)	0.0
Annual pension payable	0.0	0.0	0.0	0.0	0.0
Severance	0.0	0.0	5.1	0.0	5.1
Total	0.0	7.5	5.1	(2.7)	5.1

(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the deferred compensation plans.

(2)
Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. Severance payments for executives above are estimates only.

(3)
In the event of termination without cause within the vesting period that occurs within 24-months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

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Treatment of Termination Benefits
The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.
Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Variable Compensation	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award(1)	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Entitled to a pro-rata share based on the number of full 12-month periods since the award date. Units mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(2)
Vested stock options and those that vest within 90 days may be exercised within 90 days. A pro-rata share (based on the number of full 12-month periods since the award date) of unvested options will vest in normal course and be exercisable for 90 days following the vesting date
				Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement
Entitled to a pro-rata share based on the number of full 12-month periods since the award date, subject to compliance with conduct provisions. If termination occurs after vesting period, VSUs will be redeemable upon termination
				Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
Pension	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension from registered plans. Executive supplemental pension is forfeited	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions

(1)
During 2020, the HRC amended the retirement provision in the Executive Compensation Plan. Effective 2021, in the event of an employee-initiated retirement, if the participant retires prior to the end the fiscal year they will be eligible to receive a pro-rated equity award based on time worked during the year.

(2)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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A ‘change of control’ occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank’s deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.
Conduct Provisions Resulting in Forfeiture
Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:
•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.
STOCK OPTIONS
The following section includes prescribed disclosure under Form 51-102F5 — Information Circular and Section 613 (Security Based Compensation Arrangements) of the TSX Company Manual.
Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan.
Securities Authorized for Issuance Under the Stock Option Plans
The following table shows, as of December 31, 2020, aggregate information for the bank’s 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.
The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which as at December 31, 2020 was 1,816,621,067.
Equity Compensation Plans	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
Equity compensation plans approved by securityholders
2000 Stock Incentive Plan	0.81%	14,727,051	$63.32	0.66%	12,045,112	1.47%	26,772,163
Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—
Total	0.81%	14,727,051	$63.32	0.66%	12,045,112	1.47%	26,772,163
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Plan Features
Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out on page 43. At grant, the term of outstanding stock options does not exceed 10 years. The following table provides more details on the features of the stock option plans.
Exercise Price
The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.

Stock Appreciation Rights
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.

Circumstances Under Which an Individual is No Longer Entitled to Participate
•
Termination for Cause — Stock options are forfeited.

•
Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. A pro-rata share of unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

•
Retirement — Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).

•
Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•
Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

•
Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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Plan Amendments
Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
(i)
an increase in the number of shares reserved under the plan;

(ii)
a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii)
an extension of the original stock option expiry date;

(iv)
re-introduction of non-employee directors as being eligible for new award grants under the plans;

(v)
a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;

(vi)
any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and

(vii)
any amendment to the amendment provisions set forth in section 14.

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants
Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate
The following table outlines the Dilution, Overhang and Burn Rate for the Stock Incentive Plan for the past three years as of October 31, 2020:
Rate	Description	2020	2019	2018
Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.72%	0.70%	0.72%
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.50%	1.59%	1.70%
Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.11%	0.12%	0.10%
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SHAREHOLDER PROPOSALS
The following two proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.
Proposals 1 and 2 were submitted by Mouvement d’éducation et de défense des actionnaires (“MÉDAC”) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3. These proposals were submitted in French and translated into English by the bank.
Proposal 1
Circular Economy
Be it resolved that the Bank produce a report on loans it has made in recent years in support of the circular economy.
Argument
According to the Institut de l’environnement, du développement durable et de l’économie circulaire du Québec, the circular economy is [translation] “A system of production, exchange and consumption aiming to optimize the use of resources at all stages of the life cycle of a good or service, in a circular logic, while reducing the environmental footprint and contributing to the well-being of individuals and communities”.(1)
Circular business models allow systems and processes to be rethought from the design stage to identify opportunities to recycle, repair, reuse, convert or refurbish products and materials to reduce waste and greenhouse gas emissions. In Canada, as a government publication states, many innovators and industries see the benefits of using circular models to save money or open up new business opportunities — from converting pulp and paper waste into renewable bioproducts to launching product buybacks that enhance customer interaction and recover usable materials, such as metals and alloys. These innovative solutions pave the way for a more circular economy that benefits the environment while creating wealth and opportunities in industries.
The development of this new way of doing things cannot be done without financing from Canadian banks. The purpose of this proposal is to raise shareholder awareness to the Bank’s support of the growth of this new economy in recent years.

(1)
http://instituteddec.org/themes/economie-circulaire/

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
TD has a long history of support for activities aimed at enhancing sustainability and has been forthcoming in its disclosure of its activities in this regard. The proposal requests that the bank take steps which are inconsistent with its duties to customers; which would compromise its competitive position; and which would not provide a useful basis for comparison of the bank’s activities with those of other institutions.
TD’s new ESG strategy includes a specific focus on promoting responsible and efficient use of resources through reducing waste and helping to facilitate the circular economy. The move to a circular economy will require innovation in both product design and business models to design out waste, keep products in service longer and find new uses for materials at end of life. TD believes there is a role for financial institutions to play in this journey. For example, TD is a major investor in one of the largest cleantech venture funds in Canada, ArcTern Ventures’ Fund II; supports recycling internally and externally throughout its businesses; and has been on a journey to significantly reduce the use of plastic across the bank’s operations. TD is also bolstering environmental health through sustainable financial products, services and programs. For example, TD has created a new TD Sustainable Finance and Corporate Transitions Group within TD Securities to provide clients with advisory services and transition and sustainability-focused financing globally. In addition, TD recently launched two mutual funds focused on sustainable investing and issued its first-ever sustainability bond to support environmental and social initiatives.
TD believes that economic growth and sustainability are intrinsically linked, and that it can play a positive role in fostering both thanks to an intentional, outcomes-focused corporate citizenship approach, and has targeted $100 billion in total towards low-carbon initiatives through lending, financing, asset management and internal corporate programs by 2030. As of October 31, 2020, TD has deployed $56 billion of the commitment. In support of TD’s commitment to support the transition to a low carbon economy, TD recently released an ambitious Climate Action Plan, which includes a target of net-zero greenhouse gas emissions associated with its operations and financing activities by 2050.
TD also recognizes that while the precise path to achieve the 2050 target remains unclear, well-considered measures and metrics will be important. TD has stated its intention to establish GHG emissions baselines
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across its business and financing portfolio and to work closely with clients as it sets interim GHG reduction goals on the path towards 2050. TD will also continue to engage with governments, non-governmental organizations, businesses and other groups to develop and promote measurement and tracking methodologies for financed emissions, as well as GHG reduction strategies aligned to science-based transition pathways. This work has begun, and the bank will report on its progress starting with 2021. As that work proceeds, TD will assess which metrics will provide the most meaningful information for its shareholders and other stakeholders to track the bank’s progress.
In recognition of the above activities and other ESG initiatives undertaken by TD, for the seventh consecutive year, TD has been listed on the Dow Jones Sustainability World Index, a benchmark for environmental, social and economic performance. TD is the only North American bank to be included, from a global pool of 253 banks, and is ranked among the top 10 percent of the largest 2,500 companies in the S&P Global Broad Market Index for sustainability performance.
The board of directors recommends voting against Proposal 1 in light of TD’s positive track record in sustainability initiatives, the fact that TD is already publishing information on our low-carbon lending, financing, asset management and internal corporate programs, and that TD is assessing additional metrics that align with the new ESG strategy, including the Climate Action Plan.

Proposal 2
Diversity Target
Be it resolved that the Bank set a target of more than 40% for the composition of its Board of Directors for the next five years.
Argument
At the last annual meeting, the support for this proposal was 7.1% by the shareholders who expressed their right to vote. Currently, the Bank has set itself a target of 30% for the representation of both sexes, while in the past two years it has reached nearly 40%.
As banks often serve as a beacon of good governance for small and medium-sized companies, failure to update the target may suggest that this objective is the ideal to achieve. However, it is well known that there are more competent women than positions to fill, and that various stereotypes and biases have hindered their entry into such positions. In this context, it is therefore proposed that the Bank review its diversity policy to increase the minimum representation of both sexes on its board to 40%.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
As noted in TD’s Board Diversity Policy, the board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity and inclusion at all levels of the bank’s workforce. We are proud that five of the 13 independent director nominees standing for election at this meeting are women (representing 38% of independent members of our board). The bank’s current target of at least 30% for both genders is a minimum requirement and, as evidenced by this year’s nominees, this target does not limit us from having a higher percentage of women on our board.
The bank takes a holistic view of diversity that considers not just what is being done at the board and executive officer levels but also what is being done to promote diversity at other levels of the bank. The bank strives to build a pipeline of diverse talent that will facilitate increasing diversity at the executive level through recruitment, training, education and mentoring initiatives. We are proud of the progress we have made and have been recognized on several external benchmarks, including being listed on the 2020 Bloomberg Gender-Equality Index, which distinguishes companies committed to transparency in gender reporting and advancing women’s equality.
Our board gender representation targets have been arrived at with a view to demonstrating the bank’s commitment to gender diversity while leaving flexibility so that, at all times, the board has the requisite skills and experiences to discharge its responsibilities; meets the Bank Act requirements for director residence; and has an appropriate tenure profile. The current 30% target is a threshold, and not the maximum percentage for which we aim, and the record shows that this threshold has not constrained recruiting. The bank has for some time exceeded the 30% threshold and, as can be seen by the current slate of nominees, continues to do so.
Given the size of the bank’s board, the withdrawal of a single director from our group of 13 independent nominees would change the gender representation of the remaining directors by approximately 8%. This sensitivity provides an incentive for the bank to aim for a representation which, at all times, exceeds the threshold by a margin that will accommodate an unexpected event.
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As for the proposal’s contention that the threshold “may suggest [to small and medium-size enterprises] that this objective is the ideal to achieve”, we believe that the example the bank sets should be taken from what it does, rather than the stated threshold. Accordingly, we believe that the current policy (when looked at in the context of the bank’s performance) provides the bank with an appropriate degree of flexibility without compromising its commitment to gender diversity.
For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal 2.

Withdrawn Shareholder Proposals
MÉDAC submitted an additional six proposals (Proposals A through F, below) that it withdrew after discussions with the bank. These proposals were submitted in French and translated into English by the bank. MÉDAC requested that the bank include the text of these proposals and the bank’s response thereto in the circular.
Proposal A
Purpose and Undertaking
Be it resolved that the board of directors and management identify the purpose of The Toronto Dominion Bank as an organization and that a board committee be mandated to monitor the deployment of policies, undertakings and initiatives implemented to achieve this new strategic direction, particularly in terms of health, environment, human resources and stakeholder relations.
Argument
In August 2019, the Business Roundtable, an association whose members are executives of major U.S. companies, published a statement to the effect that the purpose of a company could not be limited solely to the pursuit of profit and should take into account all stakeholders that may be affected by its activity: clients, employees, suppliers, communities and shareholders. Without social utility, businesses lose any reason to exist.
The purpose of a business is how it intends to play a role in society beyond its sole economic activity. According to Jean-Dominique Sénard, President of Renault, [translation] “The purpose makes it possible to connect the past with the present; It’s the company’s DNA. It has no economic significance, but rather is a matter of vision and meaning(1). Basically, it is [translation]” the contribution the company wishes to make to the main social, societal, environmental and economic issues in its field of activity by involving its main stakeholders”.
Although many companies have taken several good initiatives in this direction over time, reading the various institutional reports does not provide a purpose that meets the definition cited previously. In addition, there does not exist a board committee whose mandate is to coordinate all actions that support the achievement of the purpose chosen. More specifically, the mission of this committee should be to:
•
Prepare and inform the board’s work with respect to the deployment of policies, undertakings and initiatives implemented by the Toronto Dominion Bank

•
As part of its strategic orientations, particularly in terms of health, environment and human resources;

•
Open a dialogue with the various stakeholders regarding its progress toward such objectives and report on its meetings to the board;

•
Review the extra-financial reporting and control systems and the main achievements of the extra-financial information published by The Toronto Dominion Bank;

•
Inform shareholders of the various issues raised by its work.

For such a concept of purpose to become a concrete reality and not just a marketing slogan, it is important that it find a tangible expression in an institution’s governance practices.
In closing, we note that, for a growing portion of investors, organizations without social purpose lose any reason to exist.

(1)
Jean-Dominique Senard: “Le sens et le pourquoi nourrissent la motivation,” Les Échos, June 8, 2018
https://business.lesechos.fr/directions-generales/innovation/innovation-sociale/0301754783119-jean-dominique-senard-president-de-michelin-le-sens-et-le-pourquoi-nourrissent-la-motivation-321483.php

THE BANK’S RESPONSE TO THIS PROPOSAL:
As stated in our Annual Report, TD’s purpose is to enrich the lives of its customers, communities and colleagues. This statement of purpose animates and is reflected in the bank’s strategy, Risk Appetite Framework, culture and operating policies and procedures. As such, the board’s oversight of the consistency
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of the bank’s performance with its purpose occurs continuously throughout the year in the course of monitoring by the board and its committees of the bank’s performance against operational and strategic metrics. The following are a few examples of how the bank’s purpose is embedded in metrics monitored by the board and its committees to satisfy itself that the bank is operating in a manner consistent with its stated purpose and values:
•
the corporate governance committee oversees the bank’s alignment with its purpose, performance in relation to its global corporate citizenship framework, enterprise-wide conduct risk and ESG strategy;

•
the human resources committee oversees the development and implementation of the bank’s people strategy and human resource policies relating to all employees, with a particular focus on skills development, diversity and inclusion and also monitors the bank’s culture; and

•
the board oversees enterprise-wide initiatives and strategies such as the bank’s response to the current pandemic, with a focus on the impact of such initiatives on the bank’s various stakeholders.

The Charters of the board and its committees specify their respective areas of focus which, taken as a whole, provide for oversight of the bank’s performance against its purpose. This oversight is supported by the bank’s internal audit process, which assesses adherence to stated policy. For additional information, the “Board Engagement on ESG Matters” chart on pages 24-25 of the circular summarizes the responsibilities of the board and committees with respect to ESG matters, as well as specific ESG engagement activities undertaken in fiscal 2020.
In addition to its Annual Report to Shareholders, the bank annually publishes a report on its Environmental, Social and Governance activities, which details performance against certain generally recognized ESG frameworks and includes external assurance of key quantitative information where feasible. In addition, the bank reports annually on its activities in fulfillment of the TD Ready Commitment, which embodies the bank’s Corporate Citizenship and Sustainability initiatives.
The bank’s focus on its corporate purpose is also evident in its compensation practices, including that ESG factors and customer experience results are components that impact executive officers’ variable compensation. For additional information, see “Linking ESG Factors in Executive Total Rewards”, “ESG and Executive Compensation” and “How we Assess Business Performance — Annual Business Metrics — Customer Experience” sections of this circular.
Explicit focus on corporate purpose as a broader governance matter is a recent development and an evolving area of focus for the bank. Accordingly, the board will remain vigilant for opportunities to improve such oversight. This being said, the bank believes that its current policies, procedures and practices meet the objectives of the proposal in the context of current corporate best practice.
After discussions with the bank, MÉDAC has agreed to withdraw its proposal.

Proposal B
Virtual Meetings and Shareholder Rights
Be it resolved that the board of directors adopt a policy setting out the conditions for holding virtual annual meetings.
Argument
Over the past year, banks and several other organizations have used new teleconferencing technologies to hold their annual general meetings due to the pandemic. While being well aware that these new technologies were often used for the first time by organizations, MÉDAC and other individuals or organizations submitting shareholder proposals or wishing to make comments or suggestions during these virtual meetings unfortunately experienced problematic situations that limited the scope of their participation. More specifically, our perception of the 2020 virtual annual meetings was as follows: “unfortunately, we did not have the right to speak at these meetings. In fact, it was impossible for shareholders to take the microphone during these virtual meetings. The only ones to have spoken at these meetings are [company] representatives, i.e. the chair (of the board, therefore of the meeting), the CEOs, etc.(2)” For small shareholders, this limited presence at annual meetings can have a long-term impact on the success of their proposals, as they cannot defend them in person and thus build additional support in the event their proposals are submitted again.
These threats are of concern to shareholder participation, which, following a dialogue failure with the issuer or for any other reason, takes the form of filing shareholder proposals in management proxy circulars and at annual meetings.
Experience over the past 20 years in shareholder participation and shareholder proposals has shown the added value of shareholder proposals in governance, such as the separation of the functions of president and
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chief executive officer from that of chairman of the Board, the advisory vote on executive compensation, the disclosure of auditors’ and compensation advisors’ compensation, the presence of women on boards of directors and in senior management, proxy access for the appointment of directors, etc.
We recommend that the board of directors adopt a policy setting out the conditions for shareholders participation in virtual annual meetings:
Verbal presentation of shareholder proposals by the persons or organizations who submitted them for a period at least equivalent to the time required to read the proposals;
•
Electronic visualization of shareholders during their interventions and also of senior management;

•
Possibility of asking spontaneous questions following management’s interventions;

•
Real-time interaction between shareholders and the meeting chair;

•
In the event that questions raised by shareholders cannot be addressed during the annual meeting, posting management’s responses on the company’s website and on SEDAR within ten days of the meeting.

(2)
https://medac.qc.ca/1798/

THE BANK’S RESPONSE TO THIS PROPOSAL:
TD looks forward to its annual meeting with its shareholders as a key component of shareholder engagement and an important means of receiving feedback on the bank’s performance, the composition of the board, the bank’s approach to executive compensation and other governance matters. The bank has a strong preference for in-person participation in shareholder meetings by shareholders, the board and management. The bank’s goal for virtual meetings is to provide shareholders with the same opportunities they have at an in-person meeting to express their views and cast their votes, recognizing the technological constraints associated with holding a successful virtual meeting. The remote meeting format was adopted in 2020 only when it became evident that the customary meeting format would expose participants to undue health risks and could not be conducted in compliance with public health requirements. There are trade offs between, on the one hand, functionality, and, on the other hand, system complexity which may degrade reliability and diminish access by requiring increased hardware sophistication to permit shareholder participation. The bank has adhered to prevailing practices in making these trade offs. The bank currently plans to hold its 2021 annual meeting remotely, and the proposed system will enable a shareholder proposal proponent to present the proposal orally and will enable shareholders to pose questions orally or in writing to management or the Board Chair. If other steps to enhance shareholder participation without unduly compromising system reliability and access are generally adopted, the bank will follow suit.
After discussions with the bank, MÉDAC has agreed to withdraw its proposal.

Proposal C
Integral Human Resources Committee
Be it resolved that the board of directors review the mandate of its compensation or human resources committee in order to include in a more specific way responsibilities regarding the health, safety and well-being of all its employees.
Argument
Since the onset of the COVID-19 crisis, employee health, safety and well-being have become increasingly important among the concerns of our organizations’ senior officers. In addition to these concerns, there are concerns about developing employees’ talents to meet the challenges of new technologies.
The mandate and responsibilities of compensation or human resources committees should be adjusted to reassure shareholders and other stakeholders that all strategies and policies are in place to address such concerns. Currently, much of the work of such committees is focused on managing the performance and compensation of senior management.
The purpose of this proposal is to ask the board of directors to review the mandate of the human resources committee or to create a specific committee whose mandate would be to help it carry out its responsibilities in establishing the vision and monitoring of employee health, safety and well-being issues, particularly with regard to its strategies, policies, systems and practices in this area and the management of related risks. For example, this committee may be asked to address the following topics: training and talent development, diversity, labour relations, pay equity, organizational culture, physical workplace design, impact of working remotely on employees in terms of physical and mental health, engagement and satisfaction. Such strategic dimensions of human resources management should be disclosed in the management proxy circular. This
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proposal is based on the standards and indicators of the Sustainability Accounting Standard Board (SASB), often cited as a roadmap for standardizing information on human resources management.
The health and well-being of employees is not only complementary, but essential to an organization’s strategy, and it is with this in mind that we submit this proposal.
THE BANK’S RESPONSE TO THIS PROPOSAL:
On reviewing the current mandate of the Human Resources Committee (HRC), the board believes that the mandate already charges the committee with the responsibility for oversight of bank policies relating to the health, safety and well being of the bank’s employees as suggested in the proposal. This reflects the bank’s long held view that its people are its greatest asset and that their physical, mental and financial well being is fundamental to the bank’s ability to successfully execute its strategy. One example of the bank’s commitment to the health and well being of its employees may be found in the measures adopted by the bank in that regard as part of its response to the COVID-19 pandemic, which are summarized in the Letter to Shareholders and the Report of the Human Resource Committee found on pages 27 and 31.
The mandate of the HRC is reviewed annually and has evolved over time to reflect the priorities listed above. Over the past two years, the HRC mandate has evolved to include specific accountability for the people strategy and culture framework of the bank, including that the bank has policies and programs in place to support a healthy and safe workplace and business environment for employees, and to promote employee well-being. The HRC regularly discusses related topics, including the people strategy of the bank and business units, talent management, diversity and inclusion, culture, employee experience, pay equity, benefits programs including the approach to employee wellness, and people impacts associated with transformation initiatives. Refer to the “Board Engagement on ESG Matters” chart on pages 24-25 of the circular, which summarizes the HRC’s specific responsibilities with respect to ESG matters (including with respect to the health, safety and well-being of its employees), as well as related activities undertaken by that committee in fiscal 2020.
The board of directors believes that the bank’s current policies and practices fulfill the objectives of the proposal.
After discussions with the bank, MÉDAC has agreed to withdraw its proposal.

Proposal D
COVID-19 — Fair Sharing of the Burden of Recovery
Argument
The compensation of the most senior officers and directors continued to experience increases deemed excessive by many and unrelated to the performance of the business. This situation paved the way for the introduction of the non-binding advisory vote on executive compensation and undermined the reputation of several organizations.
The current pandemic and economic crisis has forced many businesses to make difficult decisions, including temporary and permanent layoffs. As for senior officers and board members, little information has been disclosed about any action taken to reduce their number or compensation.
The purpose of this proposal is to request that the board of directors disclose the following information in the next management proxy circular:
•
The percentage and number of individuals permanently and temporarily dismissed as a result of the pandemic, for both senior management and other employees;

•
The compensation reduction percentage suffered by these two employee groups;

•
The discretionary authority reserved by the compensation committee or the board of directors to grant compensation increases to senior officers despite the fact that several performance objectives will not be met due to the economic crisis and the pandemic;

•
Adjustments made to the compensation policy for the coming years to take into account the compensation reductions that some of its employees may have suffered;

•
Any other adjustment made to the policy for granting shares or stock options to compensate senior officers for the compensation losses incurred in 2020.

THE BANK’S RESPONSE TO THIS PROPOSAL:
Throughout the pandemic, the board and the HRC held many discussions regarding the impact of the pandemic on the bank and its colleagues, including actions and initiatives related to health and safety,
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colleague well-being, learning and development, and total rewards including how the bank could recognize the significant efforts that the bank’s colleagues have made on behalf of the bank and its customers. The Letter to Shareholders and Compensation Discussion and Analysis sections of the proxy circular, beginning on pages 27 and 34, respectively, contain extensive disclosure of the various factors that were considered and the process that was followed when determining executive officer awards for the year and the final compensation for the Named Executive Officers.
As a 165-year-old growth company, the bank must continually adapt, revising its operational focus and restructuring as necessary to meet its business strategies and the business environment. However, in order to provide its employees with some stability in light of the uncertainty raised by the pandemic, the bank opted to effectively pause its adaptive strategies, and, in March 2020, the bank’s Group President and CEO, Bharat Masrani, publicly announced that there would be no job losses in 2020 as a result of COVID-19. In addition, the bank announced that it would enhance its efforts to transition and evolve roles to help employees remain productive as customers’ needs change and evolve. To address the immediate disruption caused by the pandemic, the bank also established a redeployment taskforce, with more than 5,000 colleagues mobilized to critical areas during peak redeployment activity. In addition, the bank continued to enhance its self-serve learning platform, TD Thrive, with new content to support colleagues’ career growth and development. Despite the uncertainty caused by the pandemic, the bank is pleased that, in 2020, TD’s annual employee satisfaction survey resulted in the highest employee engagement score since the survey’s inception in 2001, as well as an increase in the overall employee experience measure as compared to the previous year.
At the beginning of the pandemic, the bank moved swiftly to enable a significant portion of its workforce to work from home. Approximately 60,000 TD colleagues were enabled to work from home, including contact centre employees and trading teams in Canada and the U.S. In addition, guided by advice from public health officials and the bank’s Chief Medical Director, the bank implemented safety protocols at every TD location across the footprint to protect the health and safety of colleagues and customers. Enhancements were also made with access to virtual healthcare and internal resources on well-being, including topics ranging from mental, physical and financial health to family and social support.
The bank had a number of specific programs to provide well-deserved recognition and support to colleagues through the pandemic, including: (i) paying recognition awards totaling $1,500 plus three days’ vacation for colleagues who were required to come onto the premises to work in the early months of the pandemic, (ii) providing additional paid time off for those dealing with dependent care issues, (iii) continuing to pay base salaries for all colleagues, including those unable to work as a result of the pandemic due to various reasons such as branch or store closures, quarantine or self-isolation requirements, and (iv) paying an additional recognition award of $500 to all of its full- or part-time non-executive employees, totaling more than 85,000 people across the globe.
The HRC and the board of directors considered the environment caused by the pandemic in making compensation determinations for executive officers for 2020. In particular, in the early months of the pandemic, the HRC assessed whether it would be appropriate or necessary to make changes to the compensation framework, including performance targets and metrics for 2020 that were established at the beginning of the year. The HRC determined that the Executive Compensation Plan continued to be effective as designed, was operating as intended, and would allow the HRC to achieve appropriate outcomes after a holistic assessment of performance. As a result, no discretionary adjustments to the compensation framework, 2020 performance targets or other related policies and practices were necessary as a result of the pandemic.
At the end of the year, after assessing performance, the HRC determined that no discretion was required for the business performance factor used to determine compensation for the CEO and other Named Executive Officers. Similarly, no upward adjustments were made to the broader approach to compensation or for granting shares and stock options to take into account compensation reductions. The HRC monitored the change in value of deferred compensation through the pandemic, noting significant decreases and subsequent recovery in value, which aligned with shareholder experience during the year. While changes in the value of deferred compensation do not impact the annual compensation decision, the HRC believes they demonstrate that TD’s programs continue to work as intended and are effective in aligning the experience of the bank’s senior executives with the long-term interests and experience of shareholders.
The HRC also monitored the compensation outcomes for employees relative to those for executives and, in the aggregate, variable compensation was up year-over-year for employees, while being down notably for executives. For example, the multipliers used to determine incentive awards under the employee incentive plan (the large enterprise plan for over 40,000 employees) were equal to or better than the multipliers for executives.
Given the actions taken during the year and the disclosure provided in this proxy circular, we do not believe that additional disclosure is necessary or would be beneficial to shareholders.
After discussions with the bank, MÉDAC has agreed to withdraw its proposal.
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Proposal E
Global Warming
Be it resolved that the Bank produce a report on loans it has made in support of projects with polluting impacts and leading to a significant increase in global temperature.
Argument
The Paris Agreement aims to limit the rise in global temperature to 2° C and, if possible, to 1.5° C. According to Mark Carney, former governor of the Bank of Canada and England and now UN Special Envoy for Climate Change, the funds provided by banks and investment firms in support of several major polluting projects will lead to an increase of 4° C, whereas the Paris Agreement aims to limit the rise in global temperature to 2° C, or even 1.5° C.
According to him, the objectives of the Agreement are clear, but the policies of the organizations are inconsistent. As the 20 largest energy companies in the world are responsible for one third of all carbon emissions on Earth, it is time, in the opinion of the Governor of the Bank of England, to slow the appetite of the financial system, which does not seem to care about the climate emergency.
The purpose of this proposal is to ask the Bank to publish information on the amounts granted for projects with significant global temperature impacts.
THE BANK’S RESPONSE TO THIS PROPOSAL:
TD is on record as supporting the transition to a low carbon economy and, in that regard, has enhanced disclosure of greenhouse gas and carbon related impacts of its activities in accordance with certain internationally recognized disclosure frameworks and initiatives. The proposal requests that the bank take steps which are inconsistent with the bank’s duties to customers; which would compromise its competitive position; and which would not be in a form which allowed meaningful comparison to the performance of other institutions.
With a view to providing disclosure which is useful to stakeholders and consistent with the bank’s obligations to its customers, since 2019, TD has been working to adhere to recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) which provide guidance on how issuers should assess and report on climate-related risks and opportunities. The TCFD was created to develop voluntary, consistent climate-related financial risk disclosures, and leverages methodology derived from the input of a broad array of industry participants. In response to those recommendations, TD began disclosing a climate-related risk metric in 2019 that measures TD’s exposure to carbon-related assets relative to its total gross credit risk exposure. This metric is in line with the TCFD recommendation to disclose exposure to carbon-related assets, because the metric focuses on a portfolio’s exposure to sectors and industries that are considered the most GHG emissions intensive. TD considers this metric to be appropriate, as it serves as a proxy for the bank’s exposure to high-GHG emission projects. Furthermore, TD considers this metric to be more useful for shareholders than what is requested in the proposal, as our alignment with the TCFD’s recommendations allows for comparison with other participating financial institutions. TD’s carbon-related asset exposure totaled $34.5 billion, or approximately 2.3% of total gross credit risk exposure, as at October 31, 2020 (see 'Metrics & Targets' section of TD's 2020 TCFD Report which is scheduled for release in March 2021).
TD has taken bold action on climate change to reflect the important role of banks in supporting a sustainable future. On November 9, 2020, the bank announced a target to achieve net-zero greenhouse gas emissions associated with its operations and financing activities by 2050, aligned to the principles of the Paris Agreement. As part of its action on climate change, TD is working to support its clients in the transition to a low carbon economy and has committed to a target of $100 billion in low-carbon lending, financing, asset management and internal corporate programs by 2030. As of October 31, 2020, TD has deployed $56 billion of the commitment. TD intends to establish GHG emissions baselines across its business and financing portfolio and work closely with clients as it sets interim GHG reduction goals on the path towards 2050. TD will continue to engage with governments, non-governmental organizations, businesses and other groups to develop and promote measurement and tracking methodologies for financed emissions, as well as GHG reduction strategies aligned to science-based transition pathways. TD will report on its progress toward that goal, beginning with 2021. TD has also joined the Partnership for Carbon Accounting Financials (PCAF) to support the development of carbon accounting methodologies for financial institutions globally. A key aspect of TD’s climate action plan is a focus on data measurement and analytics. Going forward, TD plans to continue to formalize how the bank accelerates and thrives in the transition to a low-carbon economy. As TD’s activities
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advance, the metrics and targets that the bank uses to monitor progress will likely evolve. Going forward, TD will consider which metrics will provide the most meaningful information for its shareholders to assess and track the bank’s progress.
After discussions with the bank, MÉDAC has agreed to withdraw its proposal.

Proposal F
Discretion of Board of Directors and Compensation Committee
Be it resolved that the management proxy circular explicitly outline the benchmarks used by both of these bodies to review the targets related to compensation and performance of its senior officers.
Argument
Over the past year, the sanitary and economic crisis will have had an impact on key performance measures and related targets that senior officers were expected to meet in 2020. Have the board of directors and the human resources committee adjusted the objectives, if necessary, or have they used special powers to review the compensation policy, considering that performance against pre-established targets does not fully reflect the overall quality of the officers’ performance.
The purpose of this proposal is to request that the bank disclose, in a precise manner, the adjustments made to key performance measures, targets and related compensation for all of its senior officers, if this is the case.
THE BANK’S RESPONSE TO THIS PROPOSAL:
The proposal requests disclosure with respect to senior executive compensation which has been made by the bank for many years and, with respect to 2020, is found in this proxy circular at pages 27-59. In particular, the general objectives and considerations applied by the HRC when applying its discretion are set out under the header “Discretion” on page 39 of the circular. On behalf of the board of directors, the HRC is responsible for overseeing the Executive Compensation Plan, including approving the Plan’s framework, establishing performance targets at the beginning of the year, assessing performance and approving final compensation awards at the end of the year. The HRC approves the final awards for members of the Senior Executive Team and recommends to the full board for approval the compensation of the Group President and Chief Executive Officer. The Letter to Shareholders and Compensation Discussion and Analysis sections of the proxy circular contain extensive disclosure of the various factors that were considered and the process that was followed when determining executive officer awards for the year and the final compensation for the Named Executive Officers.
In considering the impact of the pandemic, the HRC assessed whether it would be appropriate or necessary to make changes to the compensation framework, including performance targets and metrics for 2020 that were established at the beginning of the year. The HRC determined that the Executive Compensation Plan continued to be effective as designed, was operating as intended with decreased financial performance resulting in notable reductions to awards, and would allow the HRC to achieve appropriate outcomes after a holistic assessment of performance. As a result, no discretionary adjustments to the compensation framework, 2020 performance targets or other related policies and practices were necessary as a result of the pandemic.
At the end of the year, after assessing performance, the HRC determined that no discretion was required for the business performance factor used to determine compensation for the CEO and other Named Executive Officers, and that the awards to be made pursuant to the short and medium term incentive plans for the CEO and other members of the Senior Executive Team would be as determined in accordance with the plan texts, without the exercise of any discretion by the HRC. The final business performance factor was 12.7% below target, a decline of 11.5% relative to 2019. In addition, the HRC monitored the change in value of deferred compensation through the pandemic, noting significant decreases and subsequent recovery in value, which aligned with shareholder experience during the year. While changes in the value of deferred compensation do not impact the annual compensation decision, the HRC believes they demonstrate that TD’s programs continue to work as intended and are effective in aligning the experience of the bank’s senior executives with the long-term interests and experience of shareholders.
As described in the proxy circular, in recognition of the performance of TD Securities during the year, the HRC approved a one-time award for Bob Dorrance. TD Securities Net Income After Tax was $1.4B, a year-over-year increase of over 130% and well in excess of performance targets that were established for TD Securities at the beginning of the year. The Annual Report contains additional information on the total remuneration paid to key management personnel, which includes senior management and the board of directors.
After discussions with the bank, MÉDAC has agreed to withdraw its proposal.
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A proposal was submitted by the B.C. Government and Service Employees’ Union (“BCGEU”), of 4911 Canada Way, Burnaby, BC V5G 3W3. This proposal requested that TD Asset Management (“TDAM”) improve its disclosure of public company voting records for TDAM funds consistent with best practices at other Canadian banks. After discussions with the bank, BCGEU has agreed to withdraw its proposal given that TDAM is in the process of enhancing its proxy voting platform in a manner that will address the items raised in BCGEU’s proposal. The bank thanks BCGEU for its engagement on this matter.

A proposal was submitted by Vancity Investment Management Ltd. (Vancity), of 300-900 West Hastings Street, Vancouver, BC V6C 1E5, as the sub-advisor to the IA Clarington Inhance SRI funds and on behalf of the IA Clarington Inhance Canadian Equity SRI Class Fund and the IA Clarington Inhance Monthly Income SRI Fund, requesting that the bank undertake a review of its policies and practices for evidence of racial bias in its retail, lending and underwriting activities. Following discussions with the bank, Vancity has agreed to withdraw its proposal. The bank thanks Vancity for its engagement on this matter.

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK
Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.
The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the Board Chair. The bank’s Corporate Governance Guideline also contains procedures regarding director conflicts of interest, which are described in Schedule A — Corporate Governance of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, its majority-held subsidiaries and entities, and other independent entities where that service is at the behest of TD, including TD Ameritrade and Schwab. This insurance has a dedicated policy limit of $500 million per claim and in the aggregate for the term ending May 1, 2021. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2 million.
DIRECTORS’ APPROVAL
The board of directors has approved the contents of this circular and its sending to the common shareholders of the bank.
Scott Fixter
Vice President, Legal and Corporate Secretary
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SCHEDULE A
CORPORATE GOVERNANCE
POLICIES AND PRACTICES

Our board and management believe that sound corporate governance practices contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives.

The board’s corporate governance ‘policies, principles and practices focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value. The corporate governance committee reviews them at least annually and recommends amendments to the board for consideration and approval. The board’s governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines (www.td.com/governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.
Although they do not all directly apply to the bank, these policies, principles and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.
Visit the bank’s website for additional governance information, including:
• Code of Conduct and Ethics (the Code) • Corporate Governance Guideline • Board Diversity Policy • Disclosure Policy • Director Independence Policy • Proxy Access Policy
•
Majority Voting Policy

•
Position Description for Directors

•
Position Description for the Group President and CEO

•
Charters of the board and its committees, the Board Chair and the chairs of committees

BOARD OF DIRECTORS

Our board is independent. Of the 14 nominees proposed for election, 13 (93%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Director Independence
To be effective the board must operate independently of management. To that end, all but one of the bank’s directors and all committee members are independent — Bharat B. Masrani, Group President and CEO, TD Bank Group, is not considered to be “independent” under the policy or the CSA Guidelines and is “affiliated” under the Bank Act because of his position. The balance of the Board are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law.
The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.
Detailed information on director nominees proposed for election this year is provided in the “Director Nominees” section of this circular.
How the Board Determines Independence
The board has a robust annual process to evaluate director independence and to meet its goal of having a large majority of the board comprised of independent directors. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances. To determine if a director has a “material relationship” with the bank that would compromise their independence, the corporate governance committee considers all relevant facts and circumstances, including any relationship a director may have with the bank, and any relationships that their spouses, children, principal business affiliations and any other relevant individuals may have, and considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting or financial services relationships.
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The corporate governance committee considers the director independence standards that incorporate the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators. While not required to do so, the corporate governance committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.
In addition to the Director Independence Policy, the board has implemented the following policies and practices:
•
the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2020, 64 in-camera sessions were held;

•
the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•
the non-management directors must annually appoint a strong, independent board chair with a clear mandate to provide leadership for the independent directors; and

•
the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Other Directorships and Board Interlocks Policy
In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are restricted from serving on other boards without prior advance notice to and approval from the chair of the corporate governance committee of their intention to accept an invitation to serve on the board of directors of any public company or any company in the financial services sector. Other than as members of the board of the bank, no more than two board members may sit on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. There are currently no board interlocks.
Two of the nominees proposed for election, Messrs. Brian Levitt and Bharat Masrani, are members of the board of directors of The Charles Schwab Corporation (“Schwab”). As of the closing of the Schwab transaction on October 6, 2020, the bank owned an approximate 13.5% stake in Schwab, consisting of approximately 9.9% voting common shares and the remainder in non-voting common shares, convertible into voting common shares upon transfer to a third party. The bank and Schwab are parties to a stockholders’ agreement under which the bank has the right to designate up to two directors to the board of Schwab depending on its ownership interest in Schwab and subject to the bank meeting certain conditions.
Board Chair

The Board Chair is Brian Levitt. Mr. Levitt has been the Board Chair since January 1, 2011. Shareholders may communicate directly with the Board Chair by email c/o TD Shareholder Relations at tdshinfo@td.com.

The Board Chair is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance. The Board Chair’s key responsibilities are set out in the bank’s Charter of the Chair of the Board (www.td.com/governance/charters.jsp). The chair:
•
must be independent and appointed annually by the non-management directors;

•
chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•
consistent with the Bank’s shareholder engagement policies, meets with shareholders, regulators and other interested parties on matters core to the board’s mandate, and attends public events on behalf of the bank;

•
is also the chair of the corporate governance committee and a member of the human resources committee;

•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank’s regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2020, the Board Chair met, both alone and with one or more of the committee chairs, five times with representatives of the bank’s regulators. The Board Chair’s and committee chairs’ involvement in these

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meetings includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out.
For more information about the bank’s Board Chair, Mr. Levitt, see the “Director Nominees” section of this circular or the bank’s website at www.td.com/governance/chair.jsp.
Shareholders’ Meetings
The Board Chair is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, all of the director nominees then standing for election, attended the virtual annual shareholders’ meeting via webcast due to the COVID-19 pandemic, with the exception of the Board Chair and CEO who attended the annual shareholders’ meeting in person in Toronto with social distancing practices in place.
BOARD MANDATE

Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly, including addressing, where appropriate, the concerns of the bank’s other key stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators, communities and the public at large.

The board’s responsibilities are set out in its charter and include the following:
•
supervision of the management of the business and affairs of the bank;

•
approval of the bank’s strategy and major policy decisions — the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions;

•
approval of the bank’s enterprise risk appetite statement — the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and enterprise risk framework (and the board must approve the risk appetite statement and monitor the bank’s risk profile and performance);

•
evaluation, compensation, talent development and succession — the board must be satisfied that there are processes in place to identify, attract, evaluate, develop and retain the right people to enable the bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and the board must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank’s long-term success;

•
oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets and reputation; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite;

•
disclosure of reliable and timely information to investors — the board must be satisfied that the bank is providing its investors with accurate and balanced information in a timely manner; and

•
effective board governance — the directors must function effectively as a board in order to meet its stewardship responsibilities; the board needs to be comprised of strong members with the appropriate skills and experience, and the right information.

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 107 of this circular).
Our employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board has also put in place formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.
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Strategic Planning
The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), and major capital expenditures, and monitoring adequate levels of capital and liquidity. At least annually, the board reviews the strategic plan of each business segment, considering factors including the competitive landscape, opportunities for growth and key performance metrics. The board assesses the bank’s major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.
The bank’s strategy is to be the premier Canadian retail bank, a peer-leading U.S. retail bank, and a leading North American franchise-based wholesale business.
Risk Management
The board oversees the bank’s risk culture and approves and oversees frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank’s enterprise risk framework. The board is supported in its discharge of this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank’s enterprise risk appetite statement and satisfies itself that the bank has appropriate frameworks and policies in place to manage its key risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management, recovery and resolution plans as required by applicable regulatory requirements. See the “Managing Risk” section of the bank’s 2020 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.
Capital and Liquidity Oversight
The board oversees the bank’s capital adequacy and management, including by annually reviewing and approving the bank’s Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law regulations. The board also oversees the implementation of the bank’s liquidity and funding frameworks and policies and annually reviews the bank’s liquidity and funding plans.
Purpose and Environmental and Social Matters
The corporate governance committee oversees the bank‘s alignment with its purpose and the bank‘s global corporate citizenship framework, and reviews and assesses the bank‘s strategy, performance and reporting on corporate responsibility for environmental, social and governance matters. The committee is responsible for satisfying itself that the bank‘s purpose is appropriately reflected in its strategy and monitoring the bank‘s alignment with its purpose. Each year the committee reviews the bank‘s Environmental, Social and Governance Report (https://www.td.com/ca/en/about-td/for-investors/economic-social-governance-reporting/) and receives periodic updates on environmental and social trends, best practices and the bank’s relative performance. In addition, management reports periodically to the risk committee on the bank’s approach to environmental and social risk management, including climate-related risks. The board also is assisted by the human resources committee, which is responsible for satisfying itself that the bank’s compensation strategies are internally aligned and consistent with the sustainable achievement of the bank’s business objectives. The board receives periodic reports on pertinent environmental and social matters affecting the bank, and more generally, oversees the bank’s strategic direction and the implementation of an effective risk management culture.
Succession Planning
The board and its human resources committee are responsible for succession planning for the senior leadership of the bank and for overseeing the bank’s talent management strategy. This includes identifying potential succession candidates for the role of CEO, reviewing and approving the succession plans for senior executive positions and the heads of control functions, at least annually being satisfied that the senior leadership team is identifying potential succession candidates for other key executive roles, and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.
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Communication
The corporate governance committee must satisfy itself that the bank communicates effectively, both proactively and responsively, with shareholders, other key stakeholders (such as employees, customers, regulators, and communities), and the public at large. The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, the design and operation of related disclosure controls and procedures, and any disclosure issues that may have arisen in the past year.
The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.
Measures for Receiving Stakeholder Feedback
Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events (such as the annual shareholders’ meeting, quarterly earnings conference calls and TD investor relations’ investor events, organized by TD investor relations). The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for environmental and social matters. Shareholders may contact TD Shareholders Relations at tdshinfo@td.com and may also communicate directly with the bank’s independent directors through the Board Chair (contact information is provided on page 107 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp).
The bank is committed to proactive, open and responsive communications with shareholders, other interested parties and the public at large. The bank recognizes the importance of engagement of directors with shareholders on areas core to the board’s mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement and subject to the Board Chair’s approval and guidance, the bank’s directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank’s approach to executive compensation, corporate governance, corporate responsibility for environmental and social matters, long-term strategic positioning and other areas of interest to shareholders core to the board’s mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, when considering compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions. All of these inputs guide governance innovations.
Internal Controls and Management Information Systems
The board oversees, and monitors the integrity and effectiveness of, the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process the board satisfies itself that the bank’s financial reporting and financial control systems are operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2020 MD&A.
The bank maintains a whistleblower program, which provides employees and members of the public worldwide with an open and effective communication channel to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program including the Whistleblower Hotline is available at www.td.com/governance/whistleblower.jsp.
Developing the Bank’s Approach to Corporate Governance
The board believes the bank’s success is based on a culture of integrity which starts with the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance
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culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees. The corporate governance committee keeps abreast of the latest regulatory requirements, global emerging trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary.
POSITION DESCRIPTIONS
The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Chair of the Board, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).
ORIENTATION AND CONTINUING EDUCATION
Orientation
The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.
Our director orientation program is comprised of four components:
1.
Each new director receives a set of orientation reference materials tailored to their unique background, experience and expected committee responsibilities. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Each new director participates in comprehensive education sessions at which the CEO and other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital and liquidity management, finance, human capital management, information technology, regulatory environment, directors’ responsibilities, and the significant issues and key risks the bank faces;

3.
New directors meet with the CEO and the Board Chair and the chair of each committee the director is joining; and

4.
New directors are assigned a “mentor” director for the director’s first year to answer questions and provide contextual information to better understand materials, presentations and processes.

New directors are also offered an opportunity to visit various sites (e.g., the head office of TD Bank US Holding Company, retail branches, operations centres, trading floors).
Continuing Education
The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities.
All directors are expected to continuously deepen their knowledge of the business of the bank, relevant trends in business and industry, and the regulatory environment in which the bank and its subsidiaries operate. Presentations are regularly made to the board on different aspects of the bank’s operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.
Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to participate in sufficient continuing education to be effective in their roles.
The continuing education program for directors provided by the bank includes:
•
in-depth sessions (“deep dives”) as well as an annual two-day board strategy meeting on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•
optional director orientation sessions for directors in their second year of service;

•
complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

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•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation talent;

•
enrollment in events and access to publications to enhance their knowledge of directors’ responsibilities and current governance trends;

•
regular presentations on different aspects of the bank’s operations;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•
reimbursement of expenses for external education sessions as applicable, which they are encouraged to attend.

DIRECTOR EDUCATION SESSIONS — FISCAL 2020
Date	Sessions	Attendance
Regularly	COVID-19 sessions including Customer and Market Reaction,	Board
Branch/Store Impacts, Safe Workplace, Cyber, Economic,
Fiscal Stimulus, Credit, Financial, Working Remotely,
Insurance Modeling, Government Assistance, Medical
Advancements, Layer 6
	Economic Updates	Board
	Risk Management Updates including Strategic, Credit, Cyber,	Board
Geopolitical, Environmental & Social, Operational, Model,
Market, Conduct, Regulatory, Third-Party
	Next Evolution of Work	HRC
	Key Business Risks and Challenges	Risk
	Report on Governance Events	CGC
Q1	Digital Innovation	Board
	Financial Operations Tour	Audit
	Canadian Customer Assistance	Risk
	IBOR Transition	Risk
Q2	TD Securities Trading Floor Tour	Board
	Geopolitical Risks	Board
	IFRS 9 Education	Risk/Audit
	Technology and Cybersecurity Risk	Risk/Audit
	Benchmark Rate Reform	Risk/Audit
	Brexit Update	Risk/Audit
	Climate Analysis	CGC
	Pandemic Preparedness	CGC
	Consumer Protection Framework	CGC
Q3	Communications through the Crisis and Beyond	Board
	Inclusion and Diversity	Board/HRC
	Operating Model — Pandemic Lessons Learned	Board
	Technology Strategy	Board
	Financial Consumer Agency of Canada	Audit
	Incentive Governance — Evolving Landscape	HRC
Q4	TD Ready Advice	Board
	Cybersecurity Program Update	Board
	Digital Showcase	Board
	Credit Update	Board
	Interest Rate Environment Deep Dive	Board
	Layer 6 Update	Board
	U.S. Election Outlook	Board
	Anti-Money Laundering Compliance Training	Board
	Marketing Strategy	Board
	Digital Marketing	Board
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DIRECTOR EDUCATION SESSIONS — FISCAL 2020
Date	Sessions	Attendance
	Corporate Citizenship & ESG	Board
	Office of the Chief Data Officer	Risk/Audit
	Finance and Risk Transformation	Risk/Audit
	Emerging Audit Topics	Audit
	Operational Resilience	Risk
	Cloud Update	Risk
	Environmental & Social (E&S) Risk Update	Risk
	COVID-19 Impacts on Executive Compensation	HRC
	ESG Trends	HRC
	Culture Framework	HRC
ETHICAL BUSINESS CONDUCT
As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism.
While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. There are a number of policies and procedures in place, including the Code, the Culture Framework, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.
The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with the bank’s policies and procedures for ethical personal, business and market conduct. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.
The corporate governance committee also oversees the status and effectiveness of the bank’s conduct risk management program, including receiving reports on any potential conduct risk trends and provides regular updates to the board.
Code of Conduct and Ethics
The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedar.com and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 107 of this circular.
The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, customers, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the contents of the Code and attest to their ongoing compliance with the Code annually.
The corporate governance committee annually reviews the Code and oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2020, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or the conduct risk team within compliance. An annual report is submitted by the head of human resources to the corporate governance committee on the attestation process confirming the completion of training and attestation activities. Employees are required to report violations immediately to TD and various internal reporting channels are outlined in the Code under “Reporting Violations”. The human resources committee receives a report annually on the impact of risk and control related events, including Code violations on individual compensation and continuing employment of executives. Employees who may be uncomfortable using these internal channels can report possible violations anonymously through the TD Whistleblower Hotline as described under “Internal Controls and Management Information Systems” above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.
Insider Trading Policies
Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers
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who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2020 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department. Trading in bank securities is restricted during “closed window periods” which span the period when the bank’s financial results are being compiled but have not yet been released to the public. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Director Conflict of Interest
Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between them and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer their resignation.
BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL
Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business and operating environment.

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.
Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for a fresh perspective with the broad experience needed to oversee a complex, multi-national banking enterprise.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies relevant to the opportunities, risks, culture and ethics, and long-term strategy of the bank. In identifying individuals qualified to become candidates, the committee invites suggestions from other directors and management, and it often engages independent consultants. The chair leads the process and the CEO is included with a number of directors in the interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.
The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. The corporate governance committee assesses the personal attributes, competencies and experience of each candidate to determine that they will be able to make an effective contribution to the work of the board. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each nominee at the annual shareholders’ meeting. The nominees identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee.
In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and considers unsolicited nominations. Such nominations should be addressed to the Board Chair at the address
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provided in the “Shareholder Inquiries” section of this circular. The Chair will bring to the attention of the corporate governance committee any unsolicited nominations that, in the Chair’s opinion, merit consideration by the committee.
Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank’s business. All of the directors have significant expertise in strategic leadership, and governance.

The corporate governance committee uses the following matrix to assess the collective skill and experience profile of the director nominees it recommends to the board taking into consideration the bank’s strategy, opportunities, risk profile and overall operations:
• Senior Executive/Strategic Leadership • Financial Services • Insurance • Risk Management • Talent Management & Executive Compensation • Audit/Accounting • Capital Markets/Treasury
•
Corporate Responsibility for Environmental
and Social Matters

•
Governance

•
Government/Public Affairs

•
Legal/Regulatory

•
Marketing/Brand Awareness

•
Technology Management

•
Operational Excellence

On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience competencies that the board needs to address its many responsibilities and long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed competencies required by the board to discharge its responsibilities.
Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.
Diversity

The board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity and inclusion at all levels of the bank’s workforce.

As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the board, the corporate governance committee considers diversity criteria reflecting the communities TD serves and in which it operates, with a view to leveraging the benefits from the broader exchange of perspectives made possible by diversity of thought, including diversity in skills, regional and industry experience, gender, age, race, cultural background, and other attributes, while recognizing that the board is comprised of a limited number of individuals. The board has established a goal that each gender comprise at least 30% of the board’s independent directors. Women comprise 38% (5 of 13) of the bank’s independent director nominees (and 36% (5 of 14) of all director nominees). Further, 29% (4 of 14) of all director nominees voluntarily self-identify as a visible minority(1), a person of Indigenous or Aboriginal heritage(2), LGBTQ2+(3) or a person with a disability(4).
The bank also sets goals for representation of women and other groups at the bank’s other senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis. At the end of 2020, the bank met its goal of increasing the level of women holding titled vice president and above roles in Canada to 40%. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. Currently, women comprise 20% (2 of the 10) of the positions at the executive officer level (i.e., the bank’s senior executive team (SET)).

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour.

(2)
“Indigenous or Aboriginal heritage” is defined as First Nations, Inuit, Metis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“LGBTQ2+ member” is defined as a member of the Lesbian, Gay, Bisexual, Transgender, Queer, Two-Spirit, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

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Proxy Access Policy
Under the bank’s proxy access policy qualifying shareholders may submit one or more director nominations to be included in the bank’s proxy circular and form of proxy and ballot for the annual shareholders’ meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders’ meeting may not exceed 20% of the board’s size.
The bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board’s recommendations. The names of the proxy access nominees will also be included in the bank’s form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board’s recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.
The ownership threshold of 5% of common shares of the bank that is contained in the bank’s proxy access policy is the minimum threshold currently permitted by the Bank Act. A lower ownership threshold of 3% of common shares is prevalent in the form of proxy access adopted by companies in the U.S. and is preferred by some of the bank’s shareholders in Canada. The Department of Finance (Canada) has engaged in a consultation process with a view to updating the Bank Act. In that context, the bank made a submission (available at the following link: www.td.com/governance/proxy-access.jsp) proposing that the proxy access framework which has been adopted by the bank be incorporated into the Bank Act, but with the 3% ownership threshold. Amendments to the corporate governance provisions of the Bank Act were not included in the priority amendments to the Act announced in March 2018. At that time, the government also announced that additional legislative amendments will be proposed that will include corporate governance, and the government extended the sunset provision in the Bank Act for an additional five years to 2023. If and when the proposed legislative changes outlined in the letter are made, TD’s board of directors intends to lower the minimum ownership threshold in the bank’s proxy access policy to 3% from 5%.
The bank is aware that some shareholders would prefer to see proxy access adopted by way of a by-law approved by shareholders. The bank currently expects that, following the enactment of corporate governance changes to the Bank Act flowing from the review mentioned above, the bank will update its by-law. When this happens, the bank will give effect to the terms of its proxy access policy in its by-law.
Assessments
The board annually evaluates the effectiveness of the board and its chair, its committees and their chairs, individual directors, and the CEO.
The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board’s approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the Board Chair and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.
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Annual Assessments	Participants	Process
Board Feedback	All directors and select executives
•
Participants complete a comprehensive feedback survey on board effectiveness and performance.

•
Feedback is sought on a variety of matters, including what the board could do differently, what the board’s priorities should be in the coming year, execution of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the board and senior management.

•
Responses are submitted to an independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair to identify key themes and possible actions.

•
The Board Chair leads a discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•
The Board Chair then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors
•
The Board Chair has one-on-one discussions with each director.

•
The Board Chair first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and other directors.

•
The Board Chair then meets with each director to provide individual feedback.

Committees and Committee Chairs Feedback	All committee members
•
Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.

•
Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive supporting each committee is invited to participate in a portion of the session.

Board Chair Feedback	All directors and select executives
•
As part of a comprehensive board feedback survey, participants are asked to assess and comment on the Board Chair’s performance.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The chair of the human resources committee leads an in-camera discussion with the board (with the Board Chair absent) and meets with the Board Chair to provide feedback and develop objectives for the coming year.

•
These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer Feedback	All directors and select executives
•
As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance. To aid in this assessment, all directors receive a copy of the CEO’s self-assessment of performance against the corporate goals and objectives agreed to by the CEO and the board at the beginning of the year.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The Board Chair, together with the chair of the human resources committee, leads an in-camera discussion of the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

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The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the human resources committee and approved by the board.

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Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors the implementation of action plans by the Board Chair and the board’s committees in light of their respective objectives. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.
The corporate governance committee identifies any recurring themes across committees and oversees the continued improvement in board and committee processes for agenda time management, advance materials, presentations and continuing education opportunities.
Retirement Age and Term Limits
The bank’s Corporate Governance Guideline provides that no director will serve beyond the annual meeting following their 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. In exceptional circumstances, on the recommendation of the corporate governance committee, the board may extend the 15-year limit for a director by up to an additional five years. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as they hold such office.
Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.
The corporate governance committee also considers whether each nominee’s ability to make a contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.
Election of Directors and Majority Voting Policy
The bank’s Majority Voting Policy states that, if a director nominee in an uncontested election receives from the common shares voted at the meeting or by proxy a greater number of shares withheld than shares voted in favour of their election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), they must immediately tender their resignation to the Board Chair. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders their resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender their resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors; that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.
COMPENSATION GOVERNANCE
Director Compensation
The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors’ and shareholders’ interests. The board determines the amount and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.
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Executive Compensation

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value over the long-term. The bank’s executive compensation program is overseen by the board and its human resources committee and is fully described in the “Approach to Executive Compensation” section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen Consulting Inc., reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2020 Performance and Compensation” section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The human resources committee also reviewed the executive compensation disclosure in this circular before it was approved by the board. The bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:
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at year end, the CRO presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•
any changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the CRO to confirm that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

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all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

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the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

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a comprehensive claw back feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans, and in addition all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct;

•
a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•
share ownership requirements including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee’s independent advisor can be found in the “Independent Advisors” section of the Report of the Human Resources Committee.
CEO Compensation
The board annually assesses the CEO’s performance against pre-defined corporate goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and SET members. The assessment includes consideration of performance against the goals and objectives agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, colleague and environmental, social and governance measures. For a detailed analysis of the CEO’s compensation in fiscal 2020, see the “CEO Compensation” section of this circular.
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BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found above in “Report of the Human Resources Committee” and below in the “Reports of the Board of Directors and Committees” sections of this Schedule A.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending membership on committees, the corporate governance committee constitutes each committee with directors with the right mix of experience, expertise and perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. The corporate governance committee is composed of the Board Chair and the chairs of the audit committee, risk committee and human resources committee. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, general counsel, chief auditor, chief compliance officer, global chief anti-money laundering officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.
Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.
REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES
The board and its committees regularly review the bank’s governance policies and procedures to be sure they meet or exceed evolving regulatory and market expectations. The reports of the board and its committees below are all as at October 31, 2020.
REPORT OF THE BOARD OF DIRECTORS
The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (see “Board Mandate” in this Schedule A for details). The board believes that it has fulfilled its responsibilities in fiscal 2020. In carrying out these responsibilities, the board, as a whole, particularly focused on the following:
Succession Planning and Talent Development
•
Reviewed the bank’s ongoing succession planning and talent management strategy and plans behind key leadership roles.

•
Considered reports on colleague engagement and development, including updates on the bank’s diversity and inclusion programs and impact of the remote work environment on people strategy and culture and the bank’s approach to address these matters.

Strategy
•
Reviewed the bank’s strategic plans with management, including by evaluating the top and emerging risks facing the bank and the bank’s strategy and approach to address these risks, and focusing on organic and acquisition growth opportunities, strategic opportunities, investment in emerging capabilities, customer experience in digital, in-branch and other distribution channels, innovation platforms and technologies to support the bank’s long-term strategy and the implications of the economic and political environment.

•
Considered reports on the bank’s strategy in light of COVID-19, including each business strategy, the workplace and operating environment and the evolving risk environment.

•
Oversaw the successful acquisition of TD Ameritrade by Schwab, which resulted in the bank exchanging its ownership in TD Ameritrade for an ownership interest in Schwab.

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Strategy (continued)
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Received regular reporting, and provided input on, the bank’s continued progress in its data and analytics strategy, including deployment of enterprise-wide analytics technologies, talent acquisition and development and establishment of a centre of excellence focused on cross-bank, data driven innovation.

•
Received regular reporting on the bank’s artificial intelligence (“AI”) programs, including as part of the bank’s commitment to its communities, leveraging Layer 6’s capabilities to provide pro bono services to the Ontario Department of Health COVID-19 research.

•
Received regular reporting and provided input on the bank’s ongoing digital transformation, including self-service capabilities.

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Reviewed progress of the bank’s Corporate Citizenship and Environmental, Social and Governance (“ESG”) programs, and received updates on the bank’s ESG priorities, including the bank’s new Climate Action Plan.

•
Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank’s growth and long-term value and provided appropriate challenge and guidance to management.

•
Provided input on the draft strategic plan and subsequently approved the bank’s 2021 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans.

COVID-19 Oversight
•
In addition to regularly scheduled board meetings, the board also met on nine additional occasions to receive updates from management regarding COVID-19 related developments and the bank’s response to, and management of, the pandemic and its impacts on the bank, its colleagues and its customers.

•
Established enhanced governance practices and oversight, received frequent reporting and provided input on, the Bank’s response to the pandemic’s impact on the financial services industry and macroeconomic factors, as well as an education session on geopolitical risks.

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Received updates on the bank’s ongoing efforts to support and protect the safety, health and well-being of its colleagues and customers, and provide relief and assistance to its customers, and received education sessions and updates from external medical experts.

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Received regular reporting from the bank’s CRO and executive leaders on the bank’s response to the COVID-19 pandemic, including updates on health and safety; economic indicators, customer relief programs; operational and financial resilience, credit risk and cyber and technology security.

Risk Management
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Focused on the bank’s risk appetite and, upon the recommendation of the risk committee, approved the bank’s risk appetite statement and monitored adherence.

•
Reviewed the bank’s enterprise-wide stress testing program and its output, including predicted impact of the stress scenarios on the bank’s capital and earnings.

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Reviewed the bank’s cyber security program, including threat readiness and resilience, and sustainability to monitor and respond to potential cyber-attacks.

•
Received regular reporting from the corporate governance committee on its oversight of the bank’s conduct risk program.

Financial Reporting
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On the recommendation of the audit committee, approved the bank’s interim and annual consolidated financial statements, accompanying management’s discussion and analysis, and earnings news releases on quarterly and annual results.

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Operations
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Considered the risks facing the bank’s various businesses and received regular reporting by the bank’s business leaders on the progress and responses to improve resilience and address critical operational risks, including from the impacts of COVID-19.

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Focused on the continued progress of initiatives to reduce costs and manage expenses in a sustainable manner and to achieve greater operational and project delivery excellence.

Board Succession
•
During the 2021 fiscal year, on the recommendation of the corporate governance committee, Joe Natale, President and Chief Executive Officer of Rogers Communications Inc., was nominated by the board for election as a director at the annual meeting. Further details are included in the “Report of the Corporate Governance Committee” in this circular.

The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2020, are provided in this circular. Detailed disclosure of the bank’s corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
Committee Members (at fiscal year-end)
Brian M. Levitt (chair); Amy W. Brinkley; Karen E. Maidment; and Alan N. MacGibbon
Independence The committee is composed entirely of independent directors	Meetings 7 during fiscal 2020	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2020
Responsibilities
The corporate governance committee, chaired by the Board Chair, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. The committee’s main responsibilities, as set out in its charter, include:
•
identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders’ meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders;

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developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank;

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satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

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overseeing the bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for environmental and social matters;

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providing oversight of enterprise-wide conduct risk and acting as the conduct review committee of the bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions; and

•
overseeing the evaluation of the board and committees.

The committee meets regularly without management present and separately with the general counsel and with the chief compliance officer.
2020 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives to further improve the bank’s governance practices and standards:
Oversight of Board Effectiveness
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Monitored the effective operation of the board and its committees, including the allocation of activities between committees.

•
Conducted the annual assessment of the board, its committees and their chairs, and of individual directors.

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Board and Committee Composition
•
Approved further enhancements to the Board Diversity Policy in keeping with the bank’s commitment to diversity and inclusion at all levels of the bank’s workforce.

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Considered the structure and composition of the board’s committees and appointed a new Risk Committee Chair.

•
Oversaw a comprehensive director orientation process for the bank’s new director, Jane Rowe and received a report on the effectiveness of the director continuing education program.

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Reviewed the director skills/experience matrix to satisfy itself that it continues to reflect the most relevant skills, experiences and competencies.

•
As part of its ongoing oversight of board succession and renewal, continued to address board composition and director recruitment, with support from an external consultant. During the 2021 fiscal year, the committee identified Joe Natale, President and Chief Executive Officer of Rogers Communications Inc. as a new director candidate. Mr. Natale was determined by the committee to be an excellent candidate due in part to his proven abilities, including with respect to his strategic leadership, technology transformation, customer engagement and culture-focused leadership. For further information about the competencies and personal attributes of Mr. Natale, see the “Director Nominees” section of this circular.

Shareholder Engagement
•
Oversaw engagement by directors with shareholders.

•
Received management’s reports on the bank’s engagement activities with shareholders related to various corporate governance and environmental, social and governance (“ESG”) matters.

Governance Developments
•
Considered board preparedness planning with respect to the pandemic, including related board succession planning.

•
Received reports on evolving regulatory practices and legislative changes, including information on any potential impact to the bank’s own governance policies.

Oversight of Conduct Risk and Ethical Behaviour
•
Received regular updates from the bank’s chief compliance officer on the status and effectiveness of the conduct risk program including information on potential conduct risk trends and updates on global regulatory developments and industry best practices.

•
Received management’s report on the evolution of culture and assigned board-level responsibility for the oversight of the bank’s culture and Culture Framework to the human resources committee.

•
Oversaw the TD Ombudsman’s Office including an update on the bank’s Complaint-Handling Process, the increasing trend of escalations, and the evolving nature of complaints.

Regulatory Requirements and Supervisory Expectations for Boards of Directors
•
Considered the manner in which the board and each of its committees meets the oversight expectations of the bank’s regulators and supervisory authorities with a view to ensuring that those expectations are met.

Subsidiary Governance
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Reviewed the linkages between the bank’s board and the boards of directors of the bank’s U.S. bank holding companies and the bank’s U.S. banking subsidiaries, including management’s report on the effectiveness of the subsidiary governance control framework.

•
Received management’s report on global regulatory developments and legislative changes impacting the Bank’s subsidiaries.

Purpose and Environmental and Social Matters
•
Reviewed the bank’s annual Environmental, Social and Governance Report with management focusing on enhanced disclosures on environmental and social issues.

•
Received management’s presentation on international ESG trends, including an update on the bank’s ESG performance data and sustainable financing initiatives.

•
Received a report on climate analysis and ESG-related trends in stakeholder concerns.

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REPORT OF THE AUDIT COMMITTEE
Committee Members (at fiscal year-end)
Alan N. MacGibbon* (chair); Brian C. Ferguson*; Jean-René Halde; Irene R. Miller*; Claude Mongeau*; and Jane Rowe* (*audit committee financial experts)
Independence The committee is composed entirely of independent directors	Meetings 11 during fiscal 2020, including 3 joint sessions with the risk committee (the shareholders’ auditor attended all meetings)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2020
Responsibilities
The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and the effectiveness of the internal and external audit functions, and compliance requirements. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:
•
overseeing reliable, accurate and clear financial reporting to shareholders;

•
overseeing the effectiveness of internal controls, including internal control over financial reporting;

•
being directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor — the shareholders’ auditor reports directly to the committee;

•
receiving reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, and global chief anti-money laundering officer, and evaluating the effectiveness and independence of each;

•
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank’s compliance with the laws and regulations that apply to it; and

•
acting as the audit committee for certain subsidiaries of the bank that are federally-regulated financial institutions.

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, the chief executive officer, the chief financial officer, the general counsel, the chief auditor, the chief compliance officer, and the global chief anti-money laundering officer.
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2020 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Oversight of Internal Controls
•
Reviewed information with respect to key controls over financial reporting, testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions. Areas of particular focus included:

–
Allowance for credit losses

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Fair value measurement of derivatives

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Valuation of provision for unpaid claims

–
Measurement of provision for uncertain tax positions

•
Impact of bank, government and prudential regulatory relief programs offered in response to COVID-19.

•
Received regular updates from the finance function on select key controls and processes to satisfy itself that financial reporting is reliable and accurate.

•
Reviewed the opinion of the chief compliance officer on the adequacy of, adherence to, and effectiveness of enterprise-wide regulatory controls.

•
Received updates from the internal audit, finance, compliance and global anti-money laundering functions to satisfy itself that there are adequate resources with experience and knowledge in each of the key oversight functions, as well as appropriate succession planning for all key resources.

•
Received regular updates from the bank’s chief auditor on the status of major project audits, effectiveness and optimization of key controls, including with respect to the impacts of COVID-19, top and emerging risks, and enterprise-wide themes.

•
Received regular updates from the shareholders’ auditor on the status of their review and reporting relating to the effectiveness of the bank’s internal control over financial reporting.

•
Reviewed and approved the annual audit plan, including the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities aligned with the risk profile of the bank and stakeholder expectations.

Oversight of Shareholders’ Auditor
•
Oversaw the work of the shareholders’ auditor, including review of audit plans, associated fees and their work related to areas of significant audit risk in accounts or disclosures that are material to the consolidated financial statements and involve especially challenging, subjective or complex judgments, including those related to the particular areas of focus for internal controls oversight as noted above.

•
Conducted an annual review of the shareholders’ auditor, including in respect of: the auditor’s independence, objectivity and professional skepticism; quality of the engagement team, quality of the communications and interactions with the auditor; and quality of service provided. The Committee concluded that the results of the annual review of Ernst & Young LLP (EY) were satisfactory.

•
Received updates on the action plans resulting from the annual review, including updates on the audit quality indicators incorporated into the 2020 auditor assessment report.

•
Received updates on the implementation of the bank’s audit partner rotation plan including transition and timeline of approved candidates for lead engagement and key senior partners of future EY audits, subject to EY’s continuing performance and shareholder approval of EY’s appointment.

•
Reviewed the annual independence report of the shareholders’ auditor and recommended to the board for recommendation to the shareholders the appointment of the shareholders’ auditor.

•
Reviewed the annual Canadian Public Accountability Board (CPAB) Audit Quality Insights Report — 2020 Fall Inspections Results.

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Oversight of Shareholders’ Auditor (continued)
•
Pre-approved all engagements with EY (including any audit and non-audit services).

•
Reviewed updates from the shareholders’ auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including EY’s governance standards in audit quality.

Finance and IFRS, Financial Reporting
•
Oversaw the bank’s annual and quarterly financial reporting process, including the bank’s reporting under IFRS.

•
Received regular updates from the finance function on the bank’s significant accounting policies, significant qualitative and quantitative judgments in accounting policies and estimates, and significant changes to financial statement disclosures, including those related to the particular areas of focus for internal controls oversight as noted above.

•
Received updates on the accounting and financial reporting impact of the acquisition of TD Ameritrade by Schwab, which resulted in the bank exchanging its ownership in TD Ameritrade for an ownership interest in Schwab.

•
Received education sessions and updates on various financial reporting matters and accounting changes, including an overview of COVID-19 bank, government and prudential regulatory relief programs; the accounting impacts of COVID-19, as well as an education session on the governance and control framework of the bank’s subsidiaries.

•
Oversaw the bank’s IFRS 16, Leases implementation with respect to new processes, controls and disclosures and received progress updates on the adoption of IFRS 17, Insurance Contracts and the impact of IBOR Reform on financial reporting, including the IASB’s Interest Rate Benchmark Reform amendments .

•
Received updates on the finance function key strategic projects, including initiatives undertaken to maintain operational effectiveness in light of COVID-19.

Compliance
•
Received updates on consumer protection compliance, including applicable regulatory developments.

•
Reviewed information with respect to compliance testing and monitoring matters, regulatory examinations, and ongoing regulatory updates, as well as an education session on the regulatory change management process.

•
Received regular updates from the bank’s chief compliance officer and compliance unit executives on the effectiveness of key regulatory controls, top and emerging risks, and key regulatory issues, including with respect to the impacts of COVID-19.

•
Received reporting on the bank’s market surveillance program and transaction reporting.

•
Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and reviewed and approved the compliance department’s annual plan.

Anti-Money Laundering/ Terrorist Financing
•
Oversaw the execution and ongoing effectiveness of the anti-money laundering/anti-terrorist financing/economic sanctions/anti-bribery and anti-corruption program (AML program), including the related risk assessment.

•
Reviewed and approved the bank’s global AML department’s annual plan, including the bank’s global AML strategic priorities.

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Anti-Money Laundering/ Terrorist Financing (continued)
•
Received regular updates on the effectiveness of key controls, status of key initiatives, operational performance, top and emerging risks and regulatory developments, including with respect to the impacts of COVID-19.

•
Received regular updates from the bank’s global chief anti-money laundering officer and key executives from the project team on the status of key technology-related projects to enhance operational effectiveness and efficiency, as well as an education session on AML technology.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2020 annual information form (www.sedar.com or www.td.com/investor/other.jsp).
REPORT OF THE RISK COMMITTEE
Committee Members (at fiscal year-end)
Amy W. Brinkley (chair); Colleen A. Goggins; David E. Kepler; Alan N. MacGibbon; and Karen E. Maidment
Independence The committee is composed entirely of independent directors	Meetings 12 during fiscal 2020 (including 3 joint sessions with the audit committee and 1 joint session with the human resources committee)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2020
Responsibilities
The risk committee is responsible for overseeing the management of the bank’s risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite and reinforce the bank’s risk culture. The committee’s main responsibilities, as set out in its charter, include:
•
Approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed

•
Reviewing and recommending the bank’s Enterprise Risk Appetite Statement for approval by the Board

•
Overseeing the bank’s major risks as set out in the ERF

•
Reviewing the bank’s risk profile and performance against Risk Appetite

•
Providing a forum for “big-picture” analysis of an enterprise view of risk including considering trends and current and emerging risks

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the CRO without other members of management present. The committee, together with the full board of directors, remains focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.
2020 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Enterprise Risk Framework and Risk Appetite Process
•
Reviewed and approved the bank’s ERF, which continues to further integrate TD’s risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements.

•
Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the board for approval.

•
Reviewed Risk Management’s assessment of the bank’s risk performance against the risk appetite statement as a key consideration in the decision making process for senior management compensation.

•
Oversaw the further enhancement of risk frameworks for several of the bank’s major risk categories.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   105

Governance, Risk and Control
•
Engaged in comprehensive presentations on cybersecurity, including updates on the evolving threat landscape including impact of the COVID-19 pandemic, application security and resilience with particular focus on TD’s critical digital assets, enhancements to controls and global incident response.

•
Reviewed and approved the bank’s recovery and resolution plans and received reporting on related testing activities.

•
Received reports and engaged in discussions with executives from each of the bank’s primary business segments covering management’s oversight of key risks, challenges and mitigating actions.

•
Reviewed management updates on technology including access management, insider risk, model risk, environmental and social risk, third party risk management, and operational resilience.

•
Reviewed and approved the delegation of risk and credit limits to management.

Emerging Risk
•
Reviewed emerging risk updates in enterprise risk dashboard reporting and discussed among other things: impacts of COVID-19 on operations, customers and colleagues; negative interest rates; Brexit, geopolitical risk, benchmark rate reform, and strategic risks of the evolving landscape.

•
Recognized environmental and social risk as a top and emerging risk.

•
Participated in an educational session led by a third-party professional services firm to promote awareness and discussion on operational resiliency.

Risk Culture
•
Continued focus on ensuring the bank supports a culture which promotes accountability, escalating and promptly resolving issues, learns from past experiences, and encourages open communication and transparency on all aspects of risk taking.

Risk Management Activities
•
Reviewed presentations on risk management activities, including reports on compliance with risk management policies and limits, and the results of enterprise stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, and an in-depth review of the bank’s credit portfolio.

•
Received management presentations on issues of specific relevance, such as inter-bank offered rate (IBOR) transitions, cloud risk and COVID-19 updates including bank, government and prudential regulatory relief programs.

•
Received comprehensive credit risk updates, including in the context of the COVID-19 pandemic.

•
Oversaw Treasury and Balance Sheet Management non-trading market and liquidity risks and related activities.

•
Assessed the adequacy of Risk Management’s annual budget and resource plan, and the effectiveness of the function.

•
Assessed the effectiveness of the CRO and approved his mandate.

Risk Management Reports
•
Reviewed the quarterly enterprise risk dashboards, which include reporting on the bank’s top and emerging risks and performance against risk appetite.

•
Received updates on the management of and significant exposures relating to the bank’s major risk categories, and other topical updates.

•
Reviewed regular COVID-19 dashboards which consolidate and summarize pandemic impacts across the enterprise.

106   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

SHAREHOLDER INQUIRIES
For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Transfer Agent
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada or U.S. only)
   or 416-682-3860
Facsimile: (for general inquiries) 1-888-249-6189
or (for sending proxies) 416-368-2502 or
(toll free Canada or U.S. only) 1-866-781-3111
Email: inquiries@astfinancial.com or
www.astfinancial.com/ca-en
Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Co-Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233
   or
Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY 40202
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor
Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
Annual and Quarterly Reports and Voting Results
Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr2021.jsp). Registered shareholders may cease to receive the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact AST Trust Company (Canada), the bank’s transfer agent, at the address noted above.
If you wish to view a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/annual-meeting/2021) or on www.sedar.com or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.
For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,
•
By phone at 416-944-6367 or 1-866-756-8936

•
By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email to tdshinfo@td.com

You may contact the independent directors through the Board Chair,
•
By mail to:

Mr. Brian M. Levitt
Board Chair
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt expressing an interest in communicating directly with the independent directors via the Board Chair will be communicated to Mr. Levitt.

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